     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 12, 1998
                                                      REGISTRATION NO. 333-53709

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                               ISP HOLDINGS INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                DELAWARE                                    6719                                   51-0376469
    (STATE OR OTHER JURISDICTION OF             (PRIMARY STANDARD INDUSTRIAL                    (I.R.S. EMPLOYER
     INCORPORATION OR ORGANIZATION)             CLASSIFICATION CODE NUMBER)                   IDENTIFICATION NO.)

                            ------------------------

                             818 WASHINGTON STREET
                           WILMINGTON, DELAWARE 19801
                                 (302) 428-0847
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                           RICHARD A. WEINBERG, ESQ.
                        C/O ISP MANAGEMENT COMPANY, INC.
                                 1361 ALPS ROAD
                            WAYNE, NEW JERSEY 07470
                                 (973) 628-3000
          (NAME AND ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                            ------------------------

                                   Copies to:

                            STEPHEN E. JACOBS, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                         NEW YORK, NEW YORK 10153-0119
                                 (212) 310-8000

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: On the Effective Date (as defined in the Proxy Statement/Prospectus included herein) of the merger of International Specialty Products Inc. ('ISP') with ISP Holdings Inc. ('Holdings') pursuant to the Agreement and Plan of Merger, dated as of March 30, 1998, described in the enclosed Proxy Statement/Prospectus.

     If any of the securities being registered on this form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

                            ------------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                     INTERNATIONAL SPECIALTY PRODUCTS INC.
                             818 WASHINGTON STREET
                           WILMINGTON, DELAWARE 19801


                                          June 15, 1998


Fellow Stockholders:


     You are cordially invited to attend the Annual Meeting of Stockholders of International Specialty Products Inc. ('ISP' or the 'Company') to be held on July 15, 1998, at the offices of Weil, Gotshal & Manges LLP, 767 Fifth Avenue, 25th Floor, New York, New York, at 10:00 a.m., local time (the 'Meeting').



     At the Meeting, in addition to the election of seven (7) directors, holders of common stock of the Company (the 'ISP Common Stock') at the close of business on June 15, 1998, will consider and vote upon (i) a proposal to adopt an Agreement and Plan of Merger, dated as of March 30, 1998 (the 'Merger Agreement'), by and between ISP and ISP Holdings Inc., a Delaware corporation and the holder of approximately 84% of the issued and outstanding ISP Common Stock ('Holdings'), pursuant to which, among other things, (A) ISP would be merged with and into Holdings (the 'Merger') and the name of the surviving corporation would be changed to 'International Specialty Products Inc.,' (B) each share of ISP Common Stock issued and outstanding immediately prior to the effective date (the 'Effective Date') of the Merger (other than shares held by Holdings) would be automatically converted into one share of common stock of Holdings (the 'Surviving Corporation Common Stock'), (C) each issued and outstanding share of ISP Common Stock owned of record by Holdings immediately prior to the Effective Date would be cancelled and retired without payment of any consideration therefor and shall cease to exist and (D) each issued and outstanding share of common stock of Holdings would automatically become a number of shares of Surviving Corporation Common Stock equal to the quotient obtained by dividing 53,833,333 by the number of outstanding shares of common stock of Holdings as of the Effective Date. If the Merger were consummated today, it would result in the stockholders of Holdings becoming the direct owners of approximately 78% of the outstanding shares of the Surviving Corporation, while the existing stockholders of ISP (other than Holdings) would own the remaining approximately 22% of the outstanding shares thereof.


     At the Meeting, holders of ISP Common Stock also will consider and vote upon (i) an amendment to the Company's 1991 Incentive Plan for Key Employees and Directors to, among other things, increase the number of shares authorized thereunder in connection with the consummation of the Merger and (ii) such other business as may properly come before the Meeting or any adjournments, continuations or postponements thereof.

     The Board of Directors believes that the Merger will enable ISP to utilize equity more freely. As a result, ISP will have greater access to capital markets through equity financing and an increased ability to use equity for acquisitions and other corporate purposes.

     A SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS, COMPOSED OF MEMBERS OF THE BOARD OF DIRECTORS NOT AFFILIATED WITH HOLDINGS OR ITS AFFILIATES, HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AND, ACCORDINGLY, THE COMPANY'S BOARD OF DIRECTORS RECOMMENDS THAT HOLDERS OF ISP COMMON STOCK VOTE FOR ADOPTION OF THE MERGER AGREEMENT.

     You should read carefully the accompanying Notice of Annual Meeting of Stockholders and the Proxy Statement/Prospectus for details of the Merger, the other actions to be taken at the Meeting and additional related information.

     Directors and officers of the Company will be present at the Meeting to respond to any questions that our stockholders may have.

     It is important that your shares be represented at the Meeting. Whether or not you plan to attend the Meeting, we urge you to sign, date and return the enclosed proxy card at your earliest convenience. Your prompt cooperation will be greatly appreciated.

                                          Sincerely,



                                          [Signature]

                     INTERNATIONAL SPECIALTY PRODUCTS INC.

                            NOTICE OF ANNUAL MEETING

                            TO BE HELD JULY 15, 1998



    The Annual Meeting of Stockholders (the 'Meeting') of International Specialty Products Inc., a Delaware corporation ('ISP' or the 'Company'), will be held at 10:00 a.m., local time, on July 15, 1998 at the offices of Weil, Gotshal & Manges LLP, 767 Fifth Avenue, 25th Floor, New York, New York, for the purpose of considering and acting upon the following matters, each of which is described more fully in the accompanying Proxy Statement/Prospectus:


        1. To adopt an Agreement and Plan of Merger, dated as of March 30, 1998 (the 'Merger Agreement'), by and between ISP and ISP Holdings Inc., a Delaware corporation ('Holdings'), pursuant to which, among other things, subject to the terms and conditions therein:

           (a) (i) ISP will be merged with and into Holdings (the 'Merger'), with Holdings being the surviving corporation in the Merger (the 'Surviving Corporation'), (ii) each share of ISP common stock, par value $.01 per share (the 'ISP Common Stock'), issued and outstanding immediately prior to the effective date (the 'Effective Date') of the Merger (other than shares held in treasury or by Holdings) will be automatically converted into one share of common stock, par value $.01 per share (the 'Surviving Corporation Common Stock'), of Holdings, (iii) each issued and outstanding share of ISP Common Stock owned of record by Holdings immediately prior to the Effective Date will be cancelled and retired without payment of any consideration therefor and will cease to exist and (iv) each issued and outstanding share of common stock of Holdings will automatically become a number of shares of Surviving Corporation Common Stock equal to the quotient obtained by dividing 53,833,333 by the number of outstanding shares of common stock of Holdings as of the Effective Date;

           (b) The name of ISP Holdings Inc. will be changed to 'International Specialty Products Inc.'; and

           (c) The Surviving Corporation Common Stock will be listed for trading on the New York Stock Exchange.

        2. In connection with the Merger, to consider and approve an amendment to the Company's 1991 Incentive Plan for Key Employees and Directors, as amended (the 'ISP Incentive Plan'), to increase by 2,000,000 the number of shares of Surviving Corporation Common Stock for which stock options may be granted thereunder and to allow for an exception to the limit on the number of shares for which stock options may be granted to any eligible person during any calendar year;

        3. To vote upon the election of seven (7) directors of the Company; and

        4. To transact such other business as may properly come before the Meeting.


    The Board of Directors of ISP has fixed the close of business on June 15, 1998 as the record date for determination of holders of ISP Common Stock entitled to notice of, and to vote at, the Meeting.


    A list of stockholders entitled to vote at the Meeting will be open to the examination of any stockholder, for any purpose germane to the Meeting, at the office of The Bank of New York, 101 Barclay Street, New York, New York, during ordinary business hours for ten days prior to the Meeting.

    Adoption of the Merger Agreement requires the affirmative vote of the holders of a majority of the outstanding shares of ISP Common Stock entitled to vote at the Meeting. The vote required for the approval of the amendment to the ISP Incentive Plan is a majority of the shares of ISP Common Stock present in person or represented by proxy and entitled to vote at the Meeting. Pursuant to the Merger Agreement, Holdings, the owner of approximately 84% of the ISP Common Stock, has agreed to vote in favor of the Merger and the transactions contemplated thereby, thereby ensuring approval at the Meeting by the holders of ISP Common Stock of the Merger and the amendment to the ISP Incentive Plan. A copy of the Merger Agreement is attached as Annex A to the accompanying Proxy Statement/Prospectus. The accompanying Proxy Statement/Prospectus and the Annexes thereto, including the Merger Agreement, form a part of this Notice.


    The vote required for the election of directors is a plurality of the votes properly cast at the Meeting. Samuel J. Heyman, Chairman of the Board and Chief Executive Officer of ISP, directly and indirectly through his beneficial ownership of approximately 97% of the outstanding capital stock of Holdings, controls approximately 84% of the voting power of the ISP Common Stock. See 'EXECUTIVE OFFICERS--Security Ownership of Certain Beneficial Owners and Management.' Mr. Heyman has indicated to ISP that he intends to vote, and to cause ISP Holdings to vote, for the election of the Board of Directors' nominees as directors. Accordingly, the election of the nominees is assured.


    None of the holders of ISP Common Stock are entitled to appraisal rights in connection with the Merger.

                                            By Order of the Board of Directors,



                                            -----------------------------------
Wayne, New Jersey                           Richard A. Weinberg
June 15, 1998                               Secretary


Return of your signed proxy is the only way your shares can be counted unless you personally cast a ballot at the Meeting.

PLEASE INDICATE YOUR VOTING INSTRUCTIONS ON THE ENCLOSED PROXY CARD AND SIGN, DATE AND RETURN IN THE ENVELOPE PROVIDED, WHICH NEEDS NO POSTAGE IF MAILED IN THE UNITED STATES.

A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BUT HAS NOT YET BECOME EFFECTIVE. INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THE PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                             SUBJECT TO COMPLETION
                              DATED JUNE 12, 1998
                           PROXY STATEMENT/PROSPECTUS



INTERNATIONAL SPECIALTY PRODUCTS INC.             ISP HOLDINGS INC.
           PROXY STATEMENT                            PROSPECTUS
  FOR ANNUAL MEETING OF STOCKHOLDERS                 COMMON STOCK
       TO BE HELD JULY 15, 1998


                                  INTRODUCTION


     This Proxy Statement/Prospectus is being furnished to holders of common stock, par value $.01 per share ('ISP Common Stock'), of International Specialty Products Inc., a Delaware corporation ('ISP' or the 'Company'), in connection with the solicitation of proxies by the Board of Directors of ISP (the 'ISP Board') for use at the Annual Meeting of Stockholders (the 'Meeting') to be held at 10:00 a.m., local time, on July 15, 1998, at the offices of Weil, Gotshal & Manges LLP, 767 Fifth Avenue, 25th Floor, New York, New York, and at any adjournment, continuation or postponement thereof.


     Matters to be Considered. At the Meeting, holders of ISP Common Stock will be asked:

     1. To adopt an Agreement and Plan of Merger, dated as of March 30, 1998 (the 'Merger Agreement'), by and between ISP and ISP Holdings Inc., a Delaware corporation ('Holdings'), pursuant to which, among other things:

             (a) (i) ISP will be merged with and into Holdings (the 'Merger'), with Holdings being the surviving corporation in the Merger (the 'Surviving Corporation'), (ii) each share of ISP Common Stock issued and outstanding immediately prior to the effective date (the 'Effective Date') of the Merger (other than shares held in treasury or by Holdings) will be automatically converted into one share of common stock, par value $.01 per share (the 'Surviving Corporation Common Stock'), of Holdings, (iii) each issued and outstanding share of ISP Common Stock owned of record by Holdings immediately prior to the Effective Date will be cancelled and retired without payment of any consideration therefor and will cease to exist and (iv) each issued and outstanding share of common stock of Holdings will automatically become a number of shares of Surviving Corporation Common Stock equal to the quotient obtained by dividing 53,833,333 by the number of outstanding shares of common stock of Holdings as of the Effective Date;

             (b) At the Effective Date, the name of ISP Holdings Inc. will be changed to 'International Specialty Products Inc.'; and

             (c) The Surviving Corporation Common Stock will be listed for trading on the New York Stock Exchange.

     2. In connection with the Merger, to consider and approve an amendment to the Company's 1991 Incentive Plan for Key Employees and Directors, as amended (the 'ISP Incentive Plan'), to increase by 2,000,000 the number of shares of Surviving Corporation Common Stock for which stock options may be granted thereunder and to allow for an exception to the limit on the number of shares for which stock options may be granted to any eligible person during any calendar year;

     3.  To vote upon the election of seven (7) directors of the Company; and

     4. To transact such other business as may properly come before the Meeting.


     The Board of Directors has set the close of business on June 15, 1998 as the record date (the 'Record Date') of determination of holders of ISP Common Stock entitled to notice of, and to vote at, the Meeting. As of the close of business on the Record Date, there were outstanding [96,094,785] shares of ISP Common Stock. Holders of record of shares of ISP Common Stock are entitled to one vote for each share held by them as of the Record Date on any matter which may properly come before the Meeting.


     The Boards of Directors of ISP and Holdings believe that ISP Common Stock has been undervalued in the public market for quite some time, primarily because of the lack of liquidity in the market for ISP Common Stock resulting from the relatively small public float and the fact that approximately 84% of ISP Common Stock is held by Holdings. The Boards of Directors of ISP and

                                                  (Cover continued on next page)


     This Proxy Statement/Prospectus and the accompanying form of proxy are first being mailed to stockholders of ISP on or about June 16, 1998.


NEITHER THIS TRANSACTION NOR THE SECURITIES TO BE ISSUED PURSUANT TO THIS PROXY
  STATEMENT/PROSPECTUS HAVE BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
        SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
              PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO
                 THE CONTRARY IS A CRIMINAL OFFENSE.


         THE DATE OF THIS PROXY STATEMENT/PROSPECTUS IS JUNE 15, 1998.

(Cover continued)

Holdings believe that the Merger is an important step in helping to address the lack of liquidity in the ISP Common Stock by eliminating the need for Holdings to maintain ownership of at least 80% of the ISP Common Stock in order to avoid certain adverse tax consequences, thereby enabling ISP to utilize equity for equity financings, acquisitions and other corporate purposes. The shares of ISP Common Stock owned by Holdings, which will be relinquished as part of the transactions contemplated by the Merger Agreement, were valued by ISP and Holdings at $16.125 per share. As a result of the Merger, Holdings' cash and other assets of $110.5 million and Holdings' debt and other liabilities of $562.9 million, in each case based on book values thereof as of March 29, 1998, will be included, together with ISP's assets and liabilities, in the Surviving Corporation. After giving pro forma effect to the Merger, the Surviving Corporation would have had total assets of $1,697.3 million and total liabilities of $1,155.5 million, in each case based on book values thereof as of March 29, 1998.

     Adoption of the Merger Agreement requires the affirmative vote of the holders of a majority of the outstanding shares of ISP Common Stock entitled to vote at the Meeting. The vote required for the approval of the amendment to the ISP Incentive Plan is a majority of the shares of ISP Common Stock present in person or represented by proxy and entitled to vote at the Meeting. Pursuant to the Merger Agreement, Holdings, the owner of approximately 84% of the ISP Common Stock, has agreed to vote all of its shares of ISP Common Stock in favor of the Merger and the transactions contemplated thereby, thereby ensuring approval at the Meeting by the holders of ISP Common Stock of the Merger and the amendment to the ISP Incentive Plan. A copy of the Merger Agreement is attached as Annex A to this Proxy Statement/Prospectus.


     The election of directors of the Company requires the affirmative vote of a plurality of votes properly cast by holders of record of outstanding shares of ISP Common Stock present in person or represented by proxy and entitled to vote at the Meeting. Samuel J. Heyman, Chairman of the Board and Chief Executive Officer of ISP, directly and indirectly through his beneficial ownership of approximately 97% of the outstanding capital stock of Holdings, controls approximately 84% of the voting power of the ISP Common Stock. See 'EXECUTIVE OFFICERS--Security Ownership of Certain Beneficial Owners and Management.' Mr. Heyman has indicated to ISP that he intends to vote, and to cause ISP Holdings to vote, for the election of the Board of Directors' nominees as directors. Accordingly, the election of the nominees is assured.


     Stockholders of record holding a majority of the issued and outstanding shares of Common Stock entitled to vote at the Meeting, present in person or represented by proxy, constitute a quorum for the transaction of business at the Meeting. Abstentions and broker non-votes are included in determining whether or not a quorum is present. Broker non-votes on proposals are treated as shares as to which the beneficial holders have withheld voting power and, therefore, are not considered as shares entitled to vote on any proposal to which they relate.

     General. Shares of ISP Common Stock represented by a valid, unrevoked proxy will be voted at the Meeting, or any adjournment, continuation or postponement thereof, as specified therein by the person giving the proxy; if no specification is made, the shares represented by such proxy will be voted (1) FOR the proposal to adopt the Merger Agreement, (2) FOR the adoption of the amendment to the ISP Incentive Plan, (3) FOR the election of the Board of Directors' nominees as directors of the Company, and (4) in the discretion of the persons named as proxies on the enclosed proxy card, on such other matters as may properly come before the Meeting. Proxies may be revoked by the person executing the same at any time before the authority thereby granted is exercised by execution of a later dated proxy, by delivery to and receipt by ISP's Secretary of written notice to such effect, or by attending the Meeting and voting in person.

     At the Effective Date, the name of Holdings will be changed to International Specialty Products Inc. The directors and officers of ISP immediately prior to the Effective Date will be the initial directors and officers of the Surviving Corporation until their respective successors are duly elected or appointed and qualified in the manner provided in the Certificate of Incorporation and By-Laws of the Surviving Corporation or as otherwise provided by law.

     The shares of Surviving Corporation Common Stock will be substantially similar to the shares of ISP Common Stock. It is a condition precedent to the Merger that the shares of Surviving Corporation Common Stock to be issued pursuant to the Merger be listed on the New York Stock Exchange (the 'NYSE').

     Holdings has filed a Registration Statement on Form S-4 (together with all amendments, schedules and exhibits thereto, the 'Registration Statement') under the Securities Act of 1933, as amended (the 'Securities Act'), relating to the shares of Surviving Corporation Common Stock that are proposed to be issued, and those shares of common stock of Holdings to be converted, pursuant to the Merger Agreement. This Proxy Statement/Prospectus also constitutes the Prospectus of Holdings filed as part of the Registration Statement.

NO PERSONS HAVE BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH THE SOLICITATION OF PROXIES OR THE OFFERING OF SECURITIES MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY ISP OR HOLDINGS OR ANY OTHER PERSON. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF ISP OR HOLDINGS SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------

                             AVAILABLE INFORMATION

     Each of ISP and Holdings is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the 'Exchange Act'), and in accordance therewith files reports, proxy statements (in the case of ISP) and other information with the Securities and Exchange Commission (the 'Commission'). The reports, proxy statements and other information filed by ISP and by Holdings with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at 75 Park Place, New York, New York 10007 and Northwestern Atrium Center, 5000 West Madison Street, Suite 1400, Chicago, Illinois 60601-2511. Copies of such material also can be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549 at prescribed rates. In addition, the ISP Common Stock is listed on the NYSE and materials filed by ISP can be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005. Such information may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov. After consummation of the Merger, the Surviving Corporation will continue to file periodic reports, proxy statements or other information with the Commission pursuant to the Exchange Act and the shares of Surviving Corporation Common Stock to be issued or converted pursuant to the Merger will be listed on the NYSE.

     This Proxy Statement/Prospectus does not contain all of the information set forth in the Registration Statement filed by Holdings with the Commission, parts of which are omitted in accordance with the rules and regulations of the Commission. The Registration Statement, including any amendments, schedules and exhibits filed or incorporated by reference as a part thereof, is available for inspection and copying as set forth above. Statements contained in this Proxy Statement/Prospectus or in any document incorporated in this Proxy Statement/Prospectus by reference as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Commission by ISP and Holdings pursuant to the Exchange Act are incorporated by reference in this Proxy Statement/Prospectus:

     1. ISP's Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 1997;

     2.  ISP's Current Report on Form 8-K filed on April 1, 1998;

     3.  ISP's Quarterly Report on Form 10-Q for the quarter ended March 29,
1998;

     4. Holdings' Annual Report on Form 10-K for the fiscal year ended December 31, 1997; and

     5. Holdings' Quarterly Report on Form 10-Q for the quarter ended March 29, 1998.

     All documents and reports subsequently filed by ISP and Holdings pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Proxy Statement/Prospectus and prior to the date of the Meeting shall be deemed to be incorporated by reference in this Proxy Statement/Prospectus and to be a part hereof from the date of filing of such documents or reports. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.


     THIS PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. SUCH DOCUMENTS (OTHER THAN EXHIBITS TO SUCH DOCUMENTS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE) ARE AVAILABLE TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER TO WHOM THIS PROXY STATEMENT/PROSPECTUS IS DELIVERED, ON WRITTEN OR ORAL REQUEST, WITHOUT CHARGE, DIRECTED TO INTERNATIONAL SPECIALTY PRODUCTS INC., 818 WASHINGTON STREET, WILMINGTON, DELAWARE 19801 (TELEPHONE NUMBER (302) 429-8554).
ATTENTION: CORPORATE SECRETARY. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUESTS SHOULD BE MADE BY JULY 8, 1998.


                  NOTICE REGARDING FORWARD-LOOKING STATEMENTS

     THIS PROXY STATEMENT/PROSPECTUS INCLUDES 'FORWARD-LOOKING STATEMENTS' WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT AND SECTION 21E OF THE EXCHANGE ACT. ALL STATEMENTS OTHER THAN STATEMENTS OF HISTORICAL FACT INCLUDED IN THIS PROXY STATEMENT/PROSPECTUS REGARDING THE COMPANY'S, HOLDINGS' OR THE SURVIVING CORPORATION'S OPERATIONS OR FINANCIAL POSITION MAY CONSTITUTE FORWARD-LOOKING STATEMENTS. IN ADDITION, FORWARD-LOOKING STATEMENTS GENERALLY CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS 'MAY,' 'WILL,' 'EXPECT,' 'INTEND,' 'ESTIMATE,' 'ANTICIPATE,' 'BELIEVE' OR 'CONTINUE' OR THE NEGATIVE THEREOF OR VARIATIONS THEREON OR SIMILAR TERMINOLOGY. ALTHOUGH THE COMPANY AND HOLDINGS BELIEVE THAT THE EXPECTATIONS REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS ARE REASONABLE AT THIS TIME, NO ASSURANCE CAN BE GIVEN THAT SUCH EXPECTATIONS WILL PROVE TO HAVE BEEN CORRECT.

                               TABLE OF CONTENTS


                                                                                                              PAGE
                                                                                                              ----
SUMMARY....................................................................................................     1
COMPARATIVE PER-SHARE DATA.................................................................................     6
MARKET PRICES AND DIVIDENDS................................................................................     6
SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION.....................................................     7
PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION.....................................................     9
NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.............................................    11
THE MEETING................................................................................................    12
PROPOSAL 1--THE MERGER.....................................................................................    13
THE MERGER AGREEMENT.......................................................................................    20
MARKET PRICES AND DIVIDENDS................................................................................    24
CAPITALIZATION.............................................................................................    25
SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION.....................................................    26
PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION.....................................................    28
DESCRIPTION OF SURVIVING CORPORATION COMMON STOCK..........................................................    31
COMPARISON OF STOCKHOLDERS' RIGHTS.........................................................................    31
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES......................................................    31
PROPOSAL 2--AMENDMENT OF ISP INCENTIVE PLAN................................................................    33
PROPOSAL 3--ELECTION OF DIRECTORS..........................................................................    38
EXECUTIVE OFFICERS.........................................................................................    40
COMPENSATION OF EXECUTIVE OFFICERS OF THE COMPANY..........................................................    43
CERTAIN TRANSACTIONS.......................................................................................    52
LEGAL MATTERS..............................................................................................    54
INDEPENDENT PUBLIC ACCOUNTANTS.............................................................................    54
1999 STOCKHOLDERS' PROPOSALS...............................................................................    54
OTHER MATTERS..............................................................................................    55

                                    SUMMARY


     The following is intended only to highlight certain information contained elsewhere in this Proxy Statement/Prospectus or incorporated by reference herein (other than the information described below under 'Certain Considerations' which only appears in this Summary). This Summary is not intended to be complete and is qualified in its entirety by the more detailed information appearing elsewhere in this Proxy Statement/Prospectus and the documents incorporated by reference or otherwise referred to herein, including the Merger Agreement which is attached hereto as Annex A. Stockholders are urged to review carefully this entire Proxy Statement/Prospectus, including the Annexes hereto, and the documents incorporated herein by reference.


THE COMPANIES


     ISP. ISP is a leading multinational manufacturer of specialty chemicals, mineral products and filter products. ISP, incorporated in Delaware in 1991, operates its business exclusively through 20 domestic subsidiaries, including ISP Chemicals Inc., ISP Technologies Inc., ISP Van Dyk Inc., ISP Fine Chemicals Inc. and ISP Freetown Fine Chemicals Inc., 37 international subsidiaries and a joint venture with Huls Aktiengesellschaft, a German corporation, in which ISP has a 50% interest and which operates under the name GAF-Huls Chemie GmbH.


     ISP is an 84% owned subsidiary of Holdings. ISP is indirectly controlled by Samuel J. Heyman, Chairman of the Board of Directors and Chief Executive Officer of ISP, Holdings and GAF Corporation ('GAF'). The remaining 16% of the outstanding ISP Common Stock is publicly held and traded on the NYSE.

     The address and telephone number of the principal executive offices of ISP are 818 Washington Street, Wilmington, Delaware 19801, (302) 429-8554 or (800) 526-5315.


     ISP Holdings Inc. Holdings, incorporated in Delaware in August 1996, owns approximately 84% of the issued and outstanding ISP Common Stock. Holdings is controlled by Mr. Heyman. Mr. Heyman also controls GAF and its subsidiaries. See 'EXECUTIVE OFFICERS--Security Ownership of Certain Beneficial Owners and Management.'


     The address and telephone number of the principal executive offices of Holdings are 818 Washington Street, Wilmington, Delaware 19801, (302) 428-0847.

THE MEETING


     The Meeting will be held at 10:00 a.m., local time, on July 15, 1998 at the offices of Weil, Gotshal & Manges LLP, 767 Fifth Avenue, 25th Floor, New York, New York.


     At the Meeting, holders of ISP Common Stock will be asked:

          1. To consider and vote upon a proposal to adopt the Merger Agreement;

          2. To consider and approve an amendment to the ISP Incentive Plan;

          3. To elect seven (7) directors of the Company; and

          4. To transact such other business as may properly come before the Meeting.

     Holders of record of ISP Common Stock as of the close of business on the Record Date are entitled to notice of the Meeting and to vote at the Meeting. As
of such date, there were            shares of ISP Common Stock outstanding. Each
share of ISP Common Stock will be entitled to one vote on each proposal properly presented at the Meeting. Under ISP's By-Laws, the presence at the Meeting, either in person or by proxy, of the holders of record of a majority of the outstanding shares of ISP Common Stock entitled to vote at the Meeting is necessary to constitute a quorum and, under the General Corporation Law of the State of Delaware (the 'DGCL'), ISP's Certificate of Incorporation (the 'ISP Charter') and ISP's By-Laws, (i) the affirmative vote of the holders of a majority of the issued and outstanding shares of ISP Common Stock entitled to vote at the Meeting is required to adopt the Merger Agreement and (ii) the affirmative vote of a plurality of votes properly cast at the Meeting is required for the election of directors. Pursuant to the ISP Incentive Plan, the affirmative vote of a majority of the shares of ISP Common Stock present in person or represented by proxy and entitled to vote at the Meeting is required to approve an amendment thereto. Mr. Heyman, directly and indirectly through his beneficial ownership of approximately 97% of the outstanding capital stock of Holdings, controls approximately 84% of the voting power of the ISP Common Stock. Pursuant to the Merger Agreement, Holdings has agreed to vote its shares of ISP Common Stock in favor of the Merger and the transactions contemplated thereby (which include the Amendment to the ISP Incentive Plan). Mr. Heyman also has indicated to ISP that he intends to vote, and to cause Holdings to vote, for the election of the ISP Board's nominees as directors. Accordingly, the approval of the Merger, the election of the nominees to the ISP Board and approval of the amendment to the ISP Incentive Plan are assured. See 'THE MEETING.'

REASONS FOR THE MERGER

     The Boards of Directors of ISP and Holdings believe that ISP Common Stock has been undervalued in the public market for quite some time, primarily because of the lack of liquidity in the market for ISP Common Stock resulting from the relatively small public float and the fact that approximately 84% of ISP Common Stock is held by Holdings. The Boards of Directors of ISP and Holdings believe that the Merger is an important step in helping to address the lack of liquidity in the Company's stock by eliminating the need for Holdings to maintain ownership of at least 80% of the ISP Common Stock in order to avoid certain adverse tax consequences, thereby enabling ISP to utilize equity for equity financings, acquisitions and other corporate purposes.

     Holdings may pursue both debt and equity offerings following consummation of the Merger with a view toward refinancing its debt on more favorable terms and increasing liquidity in the Surviving Corporation's Common Stock.

RECOMMENDATION OF BOARD OF DIRECTORS AND THE SPECIAL COMMITTEE


     In connection with consideration of any proposal by Holdings to enter into a business combination transaction with ISP, a special committee (the 'Special Committee') of directors not affiliated with Holdings or its affiliates, composed of Messrs. Charles M. Diker and Burt C. Manning, was created by the ISP Board. The Special Committee was advised by J.P. Morgan Securities Inc. ('J.P. Morgan'), which rendered an opinion as to the fairness, from a financial point of view, to the stockholders of ISP (other than Holdings), of the consideration proposed to be paid to them pursuant to the Merger, and by Dewey Ballantine LLP ('Dewey Ballantine'), as legal counsel. The ISP Board, based in part on the unanimous recommendation of the Special Committee, has approved the Merger and believes that the terms of the Merger are fair to, and in the best interests of, ISP and its stockholders. Accordingly, the ISP Board recommends its adoption by the holders of ISP Common Stock. For a discussion of the factors considered by the Special Committee in reaching its decision, see 'THE MERGER--Recommendation of ISP Board.'

THE MERGER

     Effect of the Merger. Prior to the Merger, all of the assets and liabilities of ISP will be transferred (the 'Transfer') to a newly-formed, wholly-owned subsidiary of ISP ('Newco'). Upon consummation of the Merger, pursuant to the Merger Agreement, (a) ISP will be merged with and into Holdings, with Holdings being the surviving corporation in the Merger, (b) each share of ISP Common Stock issued and outstanding immediately prior to the Effective Date (other than shares held in treasury or by Holdings) will be automatically converted into one share of Surviving Corporation Common Stock, (c) each issued and outstanding share of ISP Common Stock owned of record by Holdings and each share of ISP Common Stock held in treasury immediately prior to the Effective Date will be cancelled and retired without payment of any consideration therefor and will cease to exist, (d) Newco will become a direct, wholly-owned subsidiary of the Surviving Corporation and (e) each issued and outstanding share of common stock of Holdings will automatically become a number of shares of Surviving Corporation Common Stock equal to the quotient obtained by dividing 53,833,333 by the number of outstanding shares of common stock of Holdings as of the Effective Date (such quotient being the 'Conversion Rate'). At the Effective Date, the name of Holdings will be changed to 'International Specialty Products Inc.' If the Merger were effected as of the date hereof, the Conversion Rate would result in Holdings' stockholders owning approximately 78% of the Surviving Corporation Common Stock. As a result of the Merger, Holdings' cash and other assets of $110.5 million and Holdings' debt and other liabilities of $562.9 million, in each case based on book values thereof as of March 29, 1998, will be included, together with ISP's assets and liabilities, in the Surviving Corporation. After giving pro forma effect to the Merger, the Surviving Corporation would have had total assets of $1,697.3 million and total liabilities of $1,155.5 million, in each case based on book values thereof as of March 29, 1998. See 'CAPITALIZATION.'

     The directors and officers of ISP immediately prior to the Effective Date will be the initial directors and officers of the Surviving Corporation until their respective successors are duly elected or appointed and qualified in the manner provided in the Certificate of Incorporation and By-Laws of the Surviving Corporation or as otherwise provided by law.

     The shares of Surviving Corporation Common Stock will be substantially similar to the shares of ISP Common Stock. See 'COMPARISON OF STOCKHOLDERS' RIGHTS.'

     It is a condition precedent to the Merger that the shares of Surviving Corporation Common Stock to be issued pursuant to the Merger be listed on the NYSE.


     Security Ownership of Directors and Executive Officers. As of April 17, 1998, directors and executive officers of ISP were beneficial owners of approximately 80,673,039 (or 84%) of the shares of ISP Common Stock outstanding on such date. Each such director and executive officer has advised ISP that he intends to vote or direct the vote of all outstanding shares of ISP Common Stock over which he has voting control in favor of adoption of the Merger Agreement. Pursuant to the Merger Agreement, Holdings, the owner of 80,500,000 (or 83.7%) shares of ISP Common Stock, has agreed to vote all of its shares of ISP Common Stock in favor of the Merger, thereby ensuring adoption at the Meeting of the Merger Agreement by the holders of ISP Common Stock. See 'EXECUTIVE OFFICERS--Security Ownership of Certain Beneficial Owners and Management.'


     Fairness Opinion. J.P. Morgan has delivered to the Special Committee its written opinion, dated March 30, 1998 (the 'Fairness Opinion'), to the effect that, based upon and subject to the various considerations set forth therein, as of the date of the Merger Agreement, the consideration to be paid to ISP's stockholders (other than Holdings) in the Merger is fair, from a financial point of view, to such stockholders. A copy of the Fairness Opinion, which sets forth the assumptions made, matters considered and limits of the review, is attached to this Proxy Statement/Prospectus as Annex B and should be read in its entirety. See 'THE MERGER--Fairness Opinion.'

     Interests of Certain Persons in the Merger. In considering the recommendation of the ISP Board and the Special Committee with respect to the Merger, stockholders should be aware that certain members of the ISP Board and ISP's management have certain interests that are in addition to or different from the interests of stockholders of ISP generally. The Merger Agreement provides for the Surviving Corporation to make certain indemnification of present and former officers and directors of ISP against liabilities arising prior to the Effective Date and to maintain certain directors' and officers' insurance for at least six years from the Effective Date. In addition, options to purchase shares of cumulative redeemable preferred stock of Holdings and stock appreciation rights based on the price of shares of the common stock of Holdings which are held by officers and directors of Holdings on the Effective Date will become rights to receive cash and, in certain cases, options to purchase Surviving Corporation Common Stock. See 'THE MERGER--Interests of Certain Persons in the Merger'; 'THE MERGER--Interests of Certain Persons in the Merger--Indemnification'; and 'COMPENSATION OF EXECUTIVE OFFICERS OF THE COMPANY--Summary Compensation Table.'


     Effective Date. The Merger will become effective on the date when the Certificate of Merger is filed with the Secretary of State of the State of Delaware (the 'Effective Date'). This filing is anticipated to take place as soon as practicable after the last of the conditions precedent to the Merger set forth in the Merger Agreement have been satisfied or, where permissible, waived. See 'THE MERGER AGREEMENT--The Merger.'

     Conditions to the Merger. The respective obligations of ISP and Holdings to consummate the Merger are subject to the satisfaction of certain conditions, including, among others, (a) adoption of the Merger Agreement and approval of the transactions contemplated thereby by the requisite vote of the stockholders of ISP, (b) adoption of the Merger Agreement by a majority of the outstanding shares of common stock of Holdings, (c) the absence of any injunction or similar order preventing consummation of the transactions contemplated by the Merger Agreement as provided therein, (d) the effectiveness of the Registration Statement and the absence of any stop order or proceeding seeking a stop order with respect thereto and (e) the approval for listing on the NYSE, subject to official notice of issuance, of the shares of Surviving Corporation Common Stock to be issued in the Merger. See 'THE MERGER AGREEMENT--Conditions to the Merger.'

     Termination of the Merger Agreement. The Merger Agreement may be terminated at any time prior to the Effective Date, whether before or after approval by the stockholders of ISP, (i) by mutual consent of the Boards of Directors of ISP and Holdings, (ii) by the Board of Directors of either ISP or Holdings if the Merger shall not have been consummated on or before September 26, 1998 or (iii) by the Special Committee or Holdings if the Special Committee determines in good faith, after consultation with J.P. Morgan and outside counsel to the Special Committee, that the Special Committee's fiduciary obligations under applicable law require it to withdraw its recommendation of the Merger Agreement and the transactions contemplated thereby. In the event of any such termination, the Merger Agreement will become void and there will be no liability or obligation on the part of ISP or Holdings or their respective officers or directors. See 'THE MERGER AGREEMENT--Termination.'


     Indemnification. The Merger Agreement provides that the present and former directors and officers of ISP will be indemnified by the Surviving Corporation after the Effective Date against all liabilities pertaining to any matter existing or occurring on or prior to the Effective Date (including the transactions contemplated by the Merger Agreement), to the extent that a corporation is permitted under Delaware law to indemnify its own directors or officers. The Surviving Corporation has also agreed in the Merger Agreement that it will maintain, for a period of at least six years from the Effective Date, directors' and officers' liability insurance providing at least the same amounts and coverage with respect to all persons currently covered under ISP's officers' and directors' liability insurance policies pertaining to any matter existing or occurring on or prior to the Effective Date (including the transactions contemplated by the Merger Agreement), subject to a cap with respect to the premium to be paid thereunder. See 'THE MERGER AGREEMENT--Indemnification.'


     The By-Laws of the Surviving Corporation will be those of ISP immediately prior to the Effective Date, and the Certificate of Incorporation of the Surviving Corporation will be amended as of the Effective Date to be identical to the ISP Charter. Therefore, the provisions providing for indemnification of ISP's directors and officers immediately prior to the Merger would remain unchanged upon consummation of the Merger.

CERTAIN CONSIDERATIONS


     In deciding whether to adopt the Merger Agreement, holders of ISP Common Stock should carefully evaluate the information contained in this Proxy Statement/Prospectus and, in particular, the following factors: (i) the stock price of the ISP Common Stock at the Effective Date may differ significantly from the price of such stock as of the date of execution of the Merger Agreement, the date of this Proxy Statement/Prospectus or the date on which stockholders vote on the adoption of the Merger Agreement; (ii) the Merger Agreement does not contain any provision for adjustment, based on fluctuations in stock prices or the fair market value thereof, of

(x) the one-for-one ratio of the number of shares of ISP Common Stock to be converted into shares of Surviving Corporation Common Stock or (y) the Conversion Rate with respect to the issued and outstanding shares of common stock of Holdings; (iii) J.P. Morgan does not have an obligation to update its Fairness Opinion rendered on March 30, 1998; (iv) in addition to the assets and liabilities of ISP, the Surviving Corporation will include $110.5 million of Holdings' cash and other assets and will be subject to $562.9 million of Holdings' debt and other liabilities, in each case based on book values thereof as of March 29, 1998; and (v) following the Merger, the trading price of Surviving Corporation Common Stock could be subject, among other things, to fluctuations in response to general business and market conditions, competitive factors in the various industries in which the Surviving Corporation will be competing and variations in the Surviving Corporation's operating and financial results.

REGULATORY REQUIREMENTS

     Except as described in 'THE MERGER AGREEMENT--Conditions to the Merger' and except for the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, no other Federal or state regulatory requirements must be complied with or approvals must be obtained prior to consummation of the Merger in connection with the Merger.

APPRAISAL RIGHTS

     Holders of ISP Common Stock are not entitled to appraisal rights under the DGCL with respect to their shares in connection with the Merger because such shares of stock were listed for trading on the NYSE at the Record Date and such holders will only be entitled to receive shares of Surviving Corporation Common Stock, which shares will, at the Effective Date, be approved for listing on the NYSE, subject to official notice of issuance in the Merger.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES


     Holders of ISP Common Stock will not recognize any gain or loss for Federal income tax purposes upon their receipt of Surviving Corporation Common Stock in the Merger. The Merger is conditioned upon, among other things, a legal opinion of counsel as to its tax-free nature. See 'CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES.'


ACCOUNTING TREATMENT

     The Merger will be accounted for as a purchase under generally accepted accounting principles.

DESCRIPTION OF HOLDINGS COMMON STOCK

     As of the Effective Date, the Surviving Corporation will have authorized capitalization of 300,000,000 shares of Surviving Corporation Common Stock and 20,000,000 shares of preferred stock.

COMPARISON OF STOCKHOLDERS' RIGHTS

     Upon consummation of the Merger, the stockholders of ISP will become stockholders of Holdings. There will be no material differences between the rights of holders of shares of ISP Common Stock and shares of common stock of Holdings. ISP and Holdings are both Delaware corporations, and, upon consummation of the Merger, (i) the By-Laws of ISP will become the By-Laws of Holdings (as the Surviving Corporation) and (ii) the Certificate of Incorporation of Holdings (as the Surviving Corporation) will be identical to the ISP Charter as in effect immediately prior to the Effective Date.

                           COMPARATIVE PER-SHARE DATA

     The following table presents ISP's historical per-share data and Holdings' unaudited pro forma per-share data to reflect consummation of the Merger on the basis set forth in the Pro Forma Condensed Consolidated Financial Information included elsewhere herein. The unaudited pro forma condensed consolidated financial information does not purport to be indicative of the results that would actually have been attained had the Merger been completed as assumed in such pro forma data. The information contained in the table set forth below should be read in conjunction with the Pro Forma Condensed Consolidated Financial Information and with the historical consolidated financial statements and related notes included in ISP's and Holdings' Annual Reports on Form 10-K for the year ended December 31, 1997, and Quarterly Reports on Form 10-Q for the quarter ended March 29, 1998.


                                                                                               QUARTER ENDED
                                                                                      --------------------------------
                                                                    YEAR ENDED        MARCH 30, 1997    MARCH 29, 1998
                                                                 DECEMBER 31, 1997     (UNAUDITED)       (UNAUDITED)
                                                                 -----------------    --------------    --------------
Earnings per share of common stock:
  Historical:
     ISP (Basic and diluted)..................................          $.96               $.24               $.27
  Pro Forma:
     Holdings--Basic..........................................          $.94                 --               $.27
     Holdings--Diluted........................................          $.93                 --               $.27

                                                                       AS OF                                AS OF
                                                                 DECEMBER 31, 1997                      MARCH 29, 1998
                                                                 -----------------                      --------------
Book value per share of common stock outstanding:
  Historical:
     ISP......................................................         $8.17                                $ 8.39
  Pro Forma:
     Holdings.................................................         $7.64                                $ 7.81


                          MARKET PRICES AND DIVIDENDS


     Shares of ISP Common Stock are traded on the NYSE. At June 10, 1998, there were 227 holders of record of ISP Common Stock. The table below sets forth, for the fiscal periods indicated, the high and low sale prices per share of ISP Common Stock as reported in the NYSE Composite Transactions in 1997 and during the first quarter of 1998. No cash dividends have been declared on such stock since 1995. On March 27, 1998, the last trading day before the public announcement of the Merger, the high and low sale prices of ISP Common Stock were $17 15/16 and $17 5/8, respectively. On June 10, 1998, the high and low sale prices of shares of ISP Common Stock were $18 5/16 and $18 1/16, respectively. For additional information with respect to market prices in 1996, see 'MARKET PRICES AND DIVIDENDS.'


                                                                                            MARKET PRICE RANGE
                                                                                 ----------------------------------------
                                                                                                                 FISCAL
                                                                                        FISCAL 1998               1997
                                                                                 --------------------------    ----------
                                                                                    HIGH            LOW           HIGH
                                                                                 -----------    -----------    ----------
ISP Common Stock
(Symbol: ISP)
  1st Quarter.................................................................   $    18 1/2    $   13  9/16    $   13 3/4
  2nd Quarter (through June 10, 1998).........................................   $    20 1/2    $   16 13/16    $   14 3/8
  3rd Quarter.................................................................           N/A            N/A     $   15 1/4
  4th Quarter.................................................................           N/A            N/A     $   16 1/2


                                                                                   LOW
                                                                                ----------
ISP Common Stock
(Symbol: ISP)
  1st Quarter.................................................................  $   11 3/4
  2nd Quarter ................................................................  $   11 1/2
  3rd Quarter.................................................................  $   13 1/2
  4th Quarter.................................................................  $   13 7/8

             SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

     The following table sets forth, for the periods indicated, selected historical consolidated financial information of ISP. This information should be read in conjunction with the historical financial statements and notes thereto included in ISP's Annual Report on Form 10-K for the year ended December 31, 1997, and Quarterly Report on Form 10-Q for the quarter ended March 29, 1998.

                         SELECTED FINANCIAL DATA OF ISP

                                                                                                  QUARTER ENDED
                                                                                            --------------------------
                                                YEAR ENDED DECEMBER 31,                      MARCH 30,      MARCH 29,
                                --------------------------------------------------------       1997           1998
                                  1993        1994        1995        1996        1997      (UNAUDITED)    (UNAUDITED)
                                --------    --------    --------    --------    --------    -----------    -----------
                                                                      (MILLIONS)
OPERATING DATA:
Net sales....................   $  548.3    $  600.0    $  689.0    $  716.5    $  749.2      $ 191.2       $   200.7
Gross profit.................      218.7       232.3       274.3       297.6       312.5         77.0            81.5
Operating income.............       65.1        99.2       127.1       136.0       143.3         36.8            38.3
Interest expense.............       24.5        28.7        33.1        28.7        26.1          6.7             6.2
Income before income taxes...       49.8        72.5       106.1       126.0       144.6         36.2            40.9
Net income...................       29.6        44.5        67.4        80.7        92.6         23.2            26.2

                                                      DECEMBER 31,                                          MARCH 29,
                                --------------------------------------------------------                      1998
                                  1993        1994        1995        1996        1997                     (UNAUDITED)
                                --------    --------    --------    --------    --------                   -----------
                                                                      (MILLIONS)
BALANCE SHEET DATA:
Total working capital........   $   78.3    $  121.8    $  142.6    $  219.7    $  267.0                    $   109.9
Total assets.................    1,243.3     1,251.3     1,312.9     1,316.9     1,395.6                      1,435.7
Long-term debt less current
  maturities.................      367.7       377.1       347.5       372.9       328.6                        141.6
Stockholders' equity.........      534.0       582.4       643.2       701.5       784.2                        805.6

                                                                                                  QUARTER ENDED
                                                                                            --------------------------
                                                YEAR ENDED DECEMBER 31,                      MARCH 30,      MARCH 29,
                                --------------------------------------------------------       1997           1998
                                  1993        1994        1995        1996        1997      (UNAUDITED)    (UNAUDITED)
                                --------    --------    --------    --------    --------    -----------    -----------
                                                                      (MILLIONS)
OTHER DATA:
Gross profit margin..........       39.9%       38.7%       39.8%       41.5%       41.7%        40.3%           40.6%
Operating margin.............       11.9%       16.5%       18.4%       19.0%       19.1%        19.2%           19.1%
Depreciation.................   $   28.7    $   32.8    $   36.0    $   38.3    $   41.6      $  10.0       $    10.5
Goodwill amortization........       13.9        13.4        13.2        13.2        13.2          3.3             3.3
Capital expenditures and
  acquisitions...............       62.9        31.1        38.9        54.6        68.5         13.9            75.1

     The following table sets forth, for the periods indicated, selected historical consolidated financial information of Holdings. This information should be read in conjunction with the historical financial statements and notes thereto included in Holdings' Annual Report on Form 10-K for the year ended December 31, 1997, and Quarterly Report on Form 10-Q for the quarter ended March 29, 1998. All financial data relating to Holdings and its subsidiaries contained herein have been prepared to retroactively reflect the formation of Holdings.

                      SELECTED FINANCIAL DATA OF HOLDINGS

                                                                                                  QUARTER ENDED
                                                                                            --------------------------
                                                YEAR ENDED DECEMBER 31,                      MARCH 30,      MARCH 29,
                                --------------------------------------------------------       1997           1998
                                  1993        1994        1995        1996        1997      (UNAUDITED)    (UNAUDITED)
                                --------    --------    --------    --------    --------    -----------    -----------
                                                                      (MILLIONS)
OPERATING DATA:
Net sales....................   $  548.3    $  600.0    $  689.0    $  716.5    $  749.2      $ 191.2       $   200.7
Operating income.............       65.1        99.2       127.1       136.0       141.3         36.3            37.8
Interest expense.............       24.5        28.7        33.1        38.3        73.6         18.6            17.9
Income from continuing
  operations before income
  taxes and extraordinary
  items......................       49.8        72.5       106.1       116.6       107.8         25.2            31.2
Income from continuing
  operations before
  extraordinary items and
  cumulative effect of
  accounting change..........       23.8        37.1        55.1        60.8        54.0         12.2            15.7
Net income...................       14.4        28.0        32.8        53.9        54.0         12.2            15.7

                                                      DECEMBER 31,                                          MARCH 29,
                                --------------------------------------------------------                      1998
                                  1993        1994        1995        1996        1997                     (UNAUDITED)
                                --------    --------    --------    --------    --------                   -----------
                                                                      (MILLIONS)
BALANCE SHEET DATA:
Total working capital........   $  143.9    $  228.0    $  290.0    $  476.8    $  322.1                    $   165.7
Total assets.................    1,309.0     1,357.5     1,460.4     1,600.4     1,485.7                      1,546.0
Long-term debt less current
  maturities.................      367.7       285.4       280.3       834.3       798.8                        615.7
Stockholders' equity
  (deficit)..................      (42.6)      (15.8)       (1.7)       42.7       261.8                        272.7

                                                                                                  QUARTER ENDED
                                                                                            --------------------------
                                                YEAR ENDED DECEMBER 31,                      MARCH 30,      MARCH 29,
                                --------------------------------------------------------       1997           1998
                                  1993        1994        1995        1996        1997      (UNAUDITED)    (UNAUDITED)
                                --------    --------    --------    --------    --------    -----------    -----------
                                                                      (MILLIONS)
OTHER DATA:
Depreciation.................   $   28.7    $   32.8    $   36.0    $   38.3    $   41.9      $  10.0       $    10.6
Goodwill amortization........       13.9        13.4        13.2        13.2        13.3          3.3             3.3
Capital expenditures and
  acquisitions...............       62.9        31.1        38.9        54.6        68.7         13.9            75.1

             PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

     Set forth below are pro forma summary condensed consolidated financial data of Holdings and ISP. The pro forma balance sheet data give effect to the Merger and the transactions contemplated thereby as if they had been consummated as of March 29, 1998. The pro forma income statement data give effect to the Merger and the transactions contemplated thereby as if they had been completed as of January 1, 1997. The pro forma financial information does not purport to project the financial position or the results of operations for any future period or to represent what the financial position or results of operations would have been if the Merger and the transactions contemplated thereby had been completed as of the dates indicated.

                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                              AS OF MARCH 29, 1998
                                  (THOUSANDS)
                                  (UNAUDITED)

                                                              HOLDINGS
                                                               PARENT              ADJUSTMENTS               PRO FORMA
                                                   ISP        COMPANY     ------------------------------       AFTER
                                                  ACTUAL       ACTUAL     ELIMINATIONS(1)    ADJUSTMENTS       MERGER
                                                ----------    --------    ---------------    -----------     ----------
Current assets:
  Cash and cash equivalents..................   $   15,084    $  1,235                                       $   16,319
  Investments in securities and other
    short-term investments...................      198,006      83,663                                          281,669
  Accounts receivable--trade and other.......      114,980                                                      114,980
  Receivable from related parties, net.......          536       6,479                                            7,015
  Inventories................................      115,224                                    $   5,765(2)      120,989
  Other current assets.......................       18,430                                          555(2)       21,939
                                                                                                  2,954(3)
                                                ----------    --------                       -----------     ----------
Total current assets.........................      462,260      91,377                            9,274         562,911
Property plant and equipment, net............      517,982       5,643                                          523,625
Excess of cost over net assets of businesses
  acquired, net..............................      400,780       5,766       $       7          142,102(2)      548,655
Loan receivable from subsidiary..............                   50,013         (50,013)                               0
Investment in ISP............................                  675,082        (675,082)                               0
Other assets.................................       54,685       7,723            (262)                          62,146
                                                ----------    --------    ---------------    -----------     ----------
Total assets.................................   $1,435,707    $835,604       $(725,350)       $ 151,376      $1,697,337
                                                ----------    --------    ---------------    -----------     ----------
                                                ----------    --------    ---------------    -----------     ----------
Current liabilities:
  Short-term debt............................   $   35,158    $ 16,770                                       $   51,928
  Current maturities of long-term debt.......      200,609                                    $     810(2)      201,419
  Accounts payable and accrued liabilities...      109,920      17,713                            1,500(2)      137,117
                                                                                                  7,984(3)
  Income taxes...............................        6,658       1,154                                           7,812
                                                ----------    --------                       -----------     ----------
Total current liabilities....................      352,345      35,637                           10,294         398,276
                                                ----------    --------                       -----------     ----------
Long-term debt less current maturities.......       91,585     524,152                                          615,737
Long-term notes payable to related party.....       50,013                   $ (50,013)                               0
Deferred income taxes........................       74,818                        (255)           2,409(2)       76,972
Other liabilities............................       61,360       3,068                               64(3)       64,492
Stockholders' equity:
  Common stock and paid-in capital...........      442,552     214,025        (313,217)         143,703(2)      487,063
  Treasury stock, at cost....................      (37,091)     (1,169)         38,260                                0
  Retained earnings..........................      399,126      55,752        (399,126)          (5,094)(3)      50,658
  Accumulated other comprehensive income.....          999       4,139            (999)                           4,139
                                                ----------    --------    ---------------    -----------     ----------
Total stockholders' equity...................      805,586     272,747        (675,082)         138,609         541,860
                                                ----------    --------    ---------------    -----------     ----------
Total liabilities and stockholders' equity...   $1,435,707    $835,604       $(725,350)       $ 151,376      $1,697,337
                                                ----------    --------    ---------------    -----------     ----------
                                                ----------    --------    ---------------    -----------     ----------

See accompanying Notes to Pro Forma Condensed Consolidated Financial Statements.

              PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                     (THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                                   HOLDINGS
                                                                   PARENT              ADJUSTMENTS                PRO FORMA
                                                         ISP       COMPANY    ------------------------------        AFTER
                                                        ACTUAL     ACTUAL     ELIMINATIONS(1)    ADJUSTMENTS       MERGER
                                                       --------    -------    ---------------    -----------      ---------
Net sales...........................................   $749,208                                                   $ 749,208
                                                       --------                                                   ---------
Cost of products sold...............................    436,693                  $     187                          436,880
Selling, general and administrative.................    156,042    $ 1,263             425        $     760(4)      158,490
Goodwill amortization...............................     13,176                        118            3,639(5)       16,933
                                                       --------    -------    ---------------    -----------      ---------
Total costs and expenses............................    605,911      1,263             730            4,399         612,303
                                                       --------    -------    ---------------    -----------      ---------
Operating income....................................    143,297     (1,263)           (730)          (4,399)        136,905
Equity in net income of ISP.........................                77,103         (77,103)
Interest expense....................................    (26,126)   (50,676)          3,190              777(6)      (72,835)
Equity in earnings of joint venture.................      5,909                                                       5,909
Other income, net...................................     21,558     15,988          (3,313)                          34,233
                                                       --------    -------    ---------------    -----------      ---------
Income before income taxes..........................    144,638     41,152         (77,956)          (3,622)        104,212
Income taxes........................................    (51,989)    12,853                               (6)(7)     (39,142)
                                                       --------    -------    ---------------    -----------      ---------
Net income..........................................   $ 92,649    $54,005       $ (77,956)       $  (3,628)      $  65,070
                                                       --------    -------    ---------------    -----------      ---------
                                                       --------    -------    ---------------    -----------      ---------
Earnings per common share:
  Basic.............................................   $    .96                                                   $     .94
                                                       --------                                                   ---------
                                                       --------                                                   ---------
  Diluted...........................................   $    .96                                                   $     .93
                                                       --------                                                   ---------
                                                       --------                                                   ---------
Weighted average number of common and common
  equivalent shares outstanding:
  Basic.............................................     96,061                                                      69,394
                                                       --------                                                   ---------
                                                       --------                                                   ---------
  Diluted...........................................     97,010                                                      70,343
                                                       --------                                                   ---------
                                                       --------                                                   ---------

              PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

                          QUARTER ENDED MARCH 29, 1998
                     (THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                                     HOLDINGS
                                                                     PARENT              ADJUSTMENTS              PRO FORMA
                                                           ISP       COMPANY    ------------------------------      AFTER
                                                          ACTUAL     ACTUAL     ELIMINATIONS(1)    ADJUSTMENTS     MERGER
                                                         --------    -------    ---------------    -----------    ---------
Net sales.............................................   $200,703                                                 $ 200,703
                                                         --------                                                 ---------
Cost of products sold.................................    119,177                                                   119,177
Selling, general and administrative...................     39,926    $   395       $     100         $   190(4)      40,611
Goodwill amortization.................................      3,302                         37             888(5)       4,227
                                                         --------    -------    ---------------    -----------    ---------
Total costs and expenses..............................    162,405        395             137           1,078        164,015
                                                         --------    -------    ---------------    -----------    ---------
Operating income......................................     38,298       (395)           (137)         (1,078)        36,688
Equity in net income of ISP...........................                21,802         (21,802)
Interest expense......................................     (6,176)   (12,486)            724             203(6)     (17,735)
Equity in earnings of joint venture...................      1,455                                                     1,455
Other income, net.....................................      7,313      3,395            (753)                         9,955
                                                         --------    -------    ---------------    -----------    ---------
Income before income taxes............................     40,890     12,316         (21,968)           (875)        30,363
Income taxes..........................................    (14,710)     3,356                              (5)(7)    (11,359)
                                                         --------    -------    ---------------    -----------    ---------
Net income............................................   $ 26,180    $15,672       $ (21,968)        $  (880)     $  19,004
                                                         --------    -------    ---------------    -----------    ---------
                                                         --------    -------    ---------------    -----------    ---------
Earnings per common share:
  Basic...............................................   $    .27                                                 $     .27
                                                         --------                                                 ---------
                                                         --------                                                 ---------
  Diluted.............................................   $    .27                                                 $     .27
                                                         --------                                                 ---------
                                                         --------                                                 ---------
Weighted average number of common and common
  equivalent shares outstanding:
  Basic...............................................     95,978                                                    69,311
                                                         --------                                                 ---------
                                                         --------                                                 ---------
  Diluted.............................................     96,972                                                    70,305
                                                         --------                                                 ---------
                                                         --------                                                 ---------

See accompanying Notes to Pro Forma Condensed Consolidated Financial Statements.

                          NOTES TO PRO FORMA CONDENSED
                       CONSOLIDATED FINANCIAL STATEMENTS

                                  (UNAUDITED)

1. Reflects consolidation eliminations.

2. Reflects the application of the purchase method of accounting to the Merger. Accordingly, the historical book values of ISP's assets and liabilities attributable to the shares of ISP Common Stock owned by the minority shareholders will be adjusted to their fair values as estimated as of the Effective Date, with any excess of cost over the fair values of the net assets allocated to goodwill. The pro forma adjustments represent management's current estimate of the application of the purchase method of accounting. The actual purchase accounting adjustments may differ from the pro forma adjustments.

3. Reflects a nonrecurring charge and related deferred tax benefit to be recorded in connection with the termination of Holdings' Stock Appreciation Rights and Preferred Stock option programs.

4. Reflects a charge to be recorded over the remaining vesting periods in connection with the termination of Holdings' Stock Appreciation Rights and Preferred Stock option programs.

5. Reflects amortization of goodwill over a period of 40 years.

6. Reflects amortization of the write-up of long-term debt to fair value over its average remaining life as a reduction of interest expense.

7. Reflects the deferred tax expense related to item (6), offset by the deferred tax benefit related to item (4).

                                  THE MEETING

This Proxy Statement/Prospectus is being furnished to holders of ISP Common Stock in connection with the solicitation of proxies by the ISP Board for use at the Meeting.

TIME AND PLACE; PURPOSE


     The Meeting will be held at 10:00 a.m., local time, on July 15, 1998 at the offices of Weil, Gotshal & Manges LLP, 767 Fifth Avenue, 25th Floor, New York, New York. At the Meeting, holders of ISP Common Stock will be asked to consider and vote upon a proposal to adopt the Merger Agreement, a proposal to amend the ISP Incentive Plan to increase the number of authorized shares thereunder in connection with the Merger, the election of directors and to transact such other business as may properly come before the Meeting.


VOTING RIGHTS; VOTE REQUIRED FOR APPROVAL


     The ISP Board has fixed the close of business on June 15, 1998, as the Record Date for the determination of holders of ISP Common Stock entitled to notice of, and to vote at, the Meeting. Only holders of record of shares of ISP Common Stock at the close of business on that date will be entitled to vote at the Meeting. At the close of business on the Record Date, there were shares of ISP Common Stock outstanding and entitled to vote at the Meeting held
by    stockholders of record.


     Each holder of record of ISP Common Stock on the Record Date is entitled to cast one vote per share, in person or by proxy, on each proposal properly presented at the Meeting. The presence, in person or by proxy, of the holders of record of a majority of issued and outstanding shares of ISP Common Stock entitled to vote at the Meeting is necessary to constitute a quorum at the Meeting. The affirmative vote, in person or by proxy, of the holders of a majority of the outstanding shares of ISP Common Stock is required to adopt the Merger Agreement. The vote required for the approval of the amendment to the ISP Incentive Plan is a majority of the shares of ISP Common Stock present in person or represented by proxy and entitled to vote at the Meeting. The election of directors of the Company requires the affirmative vote of a plurality of votes properly cast by holders of record of outstanding shares of ISP Common Stock present in person or represented by proxy and entitled to vote at the Meeting.


     As of April 17, 1998, directors and executive officers of ISP and its affiliates were beneficial owners of 80,673,039 outstanding shares of ISP Common Stock, representing approximately 84% in total voting power of the shares of ISP Common Stock outstanding on such date. Each such director and executive officer has informed ISP that he intends to vote or direct the vote of all outstanding shares of ISP Common Stock over which he has voting control in favor of adoption of the Merger Agreement, in favor of the amendment to the ISP Incentive Plan and for the election of the Board of Directors' nominees as directors of the Company. Holdings, the owner of approximately 84% of the outstanding ISP Common Stock, has agreed, pursuant to the Merger Agreement, to vote its shares in favor of adoption of the Merger Agreement and the transactions contemplated thereby. Accordingly, the approval of the Merger by the holders of ISP Common Stock, the election of the nominees and approval of the amendment to the ISP Incentive Plan are assured. See 'EXECUTIVE OFFICERS--Security Ownership of Certain Beneficial Owners and Management.'


PROXIES

     All shares of ISP Common Stock represented by properly executed proxies received prior to or at the Meeting, and not revoked, will be voted in accordance with the instructions indicated in such proxies; however, a properly executed proxy marked 'Abstain,' although counted for purposes of determining whether there is a quorum at the Meeting, will not be voted. If no instructions are indicated, the shares represented by such proxies will be voted (1) FOR the proposal to adopt the Merger Agreement, (2) FOR the proposal to adopt the amendment to the ISP Incentive Plan, (3) FOR the election of the Board of Directors' nominees as directors and (4) in the discretion of the persons named as proxies on the enclosed proxy card, on such other matters as may properly come before the Meeting.

     A stockholder may revoke his or her proxy at any time prior to its use by delivering to the Secretary of ISP a signed notice of revocation or a later dated signed proxy or by attending the Meeting and voting in person. Attendance at the Meeting will not in itself constitute the revocation of a proxy. Any written notice of revocation or subsequent proxy should be sent so as to be delivered to International Specialty Products Inc., 818 Washington

Street, Wilmington, Delaware 19801, Telephone Number: (302) 429-8554, Attn:
Corporate Secretary, at or before the vote to be taken at the Meeting.

     The cost of solicitation of proxies will be paid by ISP. In addition to solicitation by mail, officers and regular employees of ISP may solicit proxies by telephone, facsimile or by personal interviews. Such persons will receive no additional compensation for such services. Brokerage houses, nominees, fiduciaries and other custodians will be requested to forward soliciting material to the beneficial owners of shares held of record by them and will be reimbursed for their reasonable expenses.

     STOCKHOLDERS SHOULD NOT SEND ANY STOCK CERTIFICATES WITH THEIR PROXY CARDS.

                             PROPOSAL 1--THE MERGER

EFFECT OF THE MERGER

     Upon consummation of the Merger, pursuant to the Merger Agreement, (a) ISP will be merged with and into Holdings, with Holdings being the Surviving Corporation in the Merger, (b) each share of ISP Common Stock issued and outstanding immediately prior to the Effective Date (other than shares held in treasury or by Holdings) will be automatically converted into one share of Surviving Corporation Common Stock, (c) each issued and outstanding share of ISP Common Stock owned of record by Holdings or held in treasury immediately prior to the Effective Date will be cancelled and retired without payment of any consideration therefor and will cease to exist and (d) each issued and outstanding share of common stock of Holdings will automatically become a number of shares of Surviving Corporation Common Stock equal to the Conversion Rate. On the Effective Date, the name of Holdings will be changed to 'International Specialty Products Inc.'

     The directors and officers of ISP on the Effective Date will be the initial directors and officers of the Surviving Corporation, until their respective successors are duly elected or appointed and qualified in the manner provided in the Certificate of Incorporation and By-Laws of the Surviving Corporation or as otherwise provided by law.

     The shares of Surviving Corporation Common Stock will be substantially similar to the shares of ISP Common Stock. See 'COMPARISON OF STOCKHOLDERS' RIGHTS.'

     It is a condition precedent to the Merger that the shares of Surviving Corporation Common Stock to be issued pursuant to the Merger be listed on the NYSE.

     If the Merger Agreement is adopted by the stockholders of ISP and the other conditions to the Merger are satisfied or waived, the Merger will become effective at the time when the Certificate of Merger is filed with the Secretary of State of the State of Delaware.


     At the Effective Date, each then outstanding option to purchase ISP Common Stock granted under the ISP Incentive Plan will be assumed by the Surviving Corporation and will be deemed to constitute an option to acquire shares of Surviving Corporation Common Stock on terms equivalent to those in effect with respect to such options immediately prior to the Effective Date. See 'THE MERGER AGREEMENT--The Merger--Treatment of Holdings' Options and SARs' and 'AMENDMENT OF ISP INCENTIVE PLAN.'


REASONS FOR THE MERGER

     The Boards of Directors of ISP and Holdings believe that ISP Common Stock has been undervalued in the public market for quite some time, primarily because of the lack of liquidity in the market for ISP Common Stock resulting from the relatively small public float and the fact that approximately 84% of ISP Common Stock is held by Holdings. The Boards of Directors of ISP and Holdings believe that the Merger is an important step in helping to address the lack of liquidity in the Company's stock by eliminating the need for Holdings to maintain ownership of at least 80% of the ISP Common Stock in order to avoid certain adverse tax consequences, thereby enabling ISP to utilize equity for equity financings, acquisitions and other corporate purposes.

     Holdings may pursue both debt and equity offerings following consummation of the Merger with a view toward refinancing its debt on more favorable terms and increasing liquidity in the Surviving Corporation's stock.

BACKGROUND OF THE MERGER

     Commencing in early 1997, the ISP Board began to address itself to the fact that ISP Common Stock was, in its view, undervalued relative to comparable specialty chemical companies and its belief that the lack of liquidity in the public market for shares of ISP Common Stock was having an adverse effect on the performance of ISP Common Stock.

     During a May 19, 1997 telephone conference call, James Rogers, the Chief Financial Officer of Holdings, expressed to the ISP Board Holdings' concerns regarding the liquidity and market performance of ISP Common Stock and suggested that a potential business combination of Holdings and ISP (a 'Merger Transaction') might be a possible solution to this situation. The ISP Board determined that, in light of Holdings' significant ownership interest in ISP and common directors and officers, it was appropriate to form the Special Committee, and requested that Charles M. Diker and Burt C. Manning, independent directors of ISP, serve as members thereof. The ISP Board advised Messrs. Diker and Manning to engage legal counsel and retain a financial advisor so that the ISP Board would be prepared to respond should Holdings make a proposal regarding a Merger Transaction.

     On May 23, 1997, pursuant to the directions of the ISP Board, Messrs. Diker and Manning met with representatives of, and retained, the law firm of Dewey Ballantine as special counsel to the Special Committee. Messrs. Diker and Manning discussed with representatives of Dewey Ballantine the Special Committee's role in the Merger Transaction and the fiduciary obligations of the Special Committee to the ISP stockholders (other than Holdings).

     At a meeting of the ISP Board on September 8, 1997, Mr. Rogers, on behalf of Holdings, made a formal presentation to the ISP Board at which the liquidity issue and its perceived negative impact on the market price of ISP Common Stock were further discussed. Mr. Rogers also discussed the possibility that a Merger Transaction might help to enable ISP to increase the liquidity of its stock. A formal resolution was adopted by the ISP Board to form the Special Committee to act on behalf of the ISP Board in matters relating to any transaction proposed by Holdings to address the Company's equity performance concerns. The Special Committee was authorized to (i) consider the Merger Transaction and, if a proposal therefor was made by Holdings, to conduct, or supervise the conduct of, any negotiations with respect to the Merger Transaction, (ii) make recommendations to the ISP Board with respect to the Merger Transaction, it being understood that the ISP Board would not approve the Merger Transaction unless the Special Committee so recommended, (iii) retain financial advisors of its choice to assist the Special Committee, including with respect to the negotiations or preparation of a fairness opinion as appropriate, and (iv) engage legal counsel of its choice to assist the Special Committee.

     During June and September of 1997, Messrs. Diker and Manning interviewed a number of potential financial advisors to the Special Committee. On October 9, 1997, the Special Committee formally retained J.P. Morgan as financial advisor to assist the Special Committee in the negotiation of the Merger Transaction and to issue an opinion as to the fairness, from a financial point of view, to the stockholders of ISP (other than Holdings) of the Merger Transaction if one was ultimately agreed to by both parties.

     During the period from September 19, 1997 through March 26, 1998, the Special Committee met on numerous occasions with representatives of J.P. Morgan and Dewey Ballantine to discuss J.P. Morgan's analysis of the value of ISP Common Stock and the liabilities of Holdings. During this period J.P. Morgan conducted additional due diligence and revised its financial assumptions. In addition, during this period, Dewey Ballantine held discussions with Weil, Gotshal & Manges LLP, counsel to Holdings ('Weil Gotshal'), regarding the terms of a merger agreement and Dewey Ballantine and Weil Gotshal revised drafts of the agreement in the event a proposal regarding the Merger Transaction were made.

     On March 27, 1998, after the close of trading on the NYSE, the Special Committee received a proposal from Holdings under the terms of which Holdings and ISP would merge and the stockholders of Holdings would surrender shares of ISP Common Stock based on a formula which would value the ISP Common Stock at $18 1/4 per share and value the net liabilities of Holdings at book value of $400 million. That same day, the Special Committee met with representatives of Dewey Ballantine and J.P. Morgan. After discussion of such proposal, the Special Committee determined that the proposal was not a basis for further discussion or negotiation with Holdings and directed J.P. Morgan to so advise Holdings.

     On March 28, 1998, the Special Committee received a revised Merger Transaction proposal from Holdings, under the terms of which the ISP Common Stock would be valued at $17 15/16 per share, equal to the closing price of the ISP Common Stock on the NYSE on March 27, 1998, and the net liabilities of Holdings would be valued at book value of $400 million. At a meeting with representatives of Dewey Ballantine and J.P. Morgan, the Special Committee discussed the revised proposal and again determined that it was not a basis for negotiation of a merger between Holdings and ISP.

     On March 29, 1998, the Special Committee received two revised merger proposals from Holdings. The first revised proposal valued the ISP Common Stock at $17 1/4 per share and the net liabilities of Holdings at book value of $400 million. After meeting with representatives of Dewey Ballantine and J.P. Morgan, and discussing this revised proposal, the Special Committee determined again that such proposal did not provide a basis for negotiation and determined not to make a counter-offer to Holdings. This decision was conveyed to Holdings. Later in the day, on March 29, 1998, the Special Committee received another revised proposal from Holdings which valued the ISP Common Stock at $16 1/2 per share and valued the net liabilities of Holdings at $420 million.

     After meeting to consider the second revised proposal and discussing such proposal with representatives of Dewey Ballantine and J.P. Morgan, the Special Committee made a counter-offer that valued the ISP Common Stock at $15 3/4 per share and the net liabilities of Holdings at $440 million. Later, on the evening of March 29, 1998, the Special Committee met with representatives of Dewey Ballantine and J.P. Morgan to discuss Holdings' response to its counter-offer and it was reported by J.P. Morgan that Holdings had rejected the Special Committee's counter-offer and stated that it would not make another revised proposal. The Special Committee determined not to revise its counter-offer and the meeting of the Special Committee was adjourned.

     On March 30, 1998, the Special Committee met with representatives of Dewey Ballantine and J.P. Morgan to discuss another revised proposal received from Holdings which had been communicated by Holdings to representatives of J.P. Morgan and Dewey Ballantine on March 29, 1998, after adjournment of the final Special Committee meeting on such date. The Special Committee was advised that Holdings' revised merger proposal valued the ISP Common Stock at $16 3/8 per share and valued the net liabilities of Holdings at $425 million. After discussion of this new proposal, the Special Committee rejected the proposal and then received a new revised offer from Holdings. Such offer valued the ISP Common Stock at $16 1/8 per share and valued the net liabilities of Holdings at $430 million. Following (i) a discussion of the most recent Holdings proposal,
(ii) presentations by J.P. Morgan and (iii) a review of the terms of the Merger Agreement, the Special Committee unanimously recommended that the ISP Board approve and adopt the Merger Agreement on those terms.

     With respect to their service on the Special Committee, Messrs. Diker and Manning entered into a Compensation and Indemnification Agreement with ISP, dated October 10, 1997. Pursuant to this agreement, each of Messrs. Diker and Manning received $88,000 (which amount consisted of a $50,000 fee for serving on the Special Committee, plus $2,000 per Special Committee meeting), plus reimbursement of out-of-pocket expenses, in addition to the regular compensation paid to members of the ISP Board. Pursuant to this agreement, ISP has agreed to indemnify and hold harmless Messrs. Diker and Manning with respect to their service on, and any matter or transaction considered by, the Special Committee to the full extent permitted by law and by the indemnification provisions of the ISP Charter.

RECOMMENDATION OF ISP BOARD


     On March 30, 1998, by unanimous vote of all directors present and voting, based in part on the recommendation and approval of the Special Committee, the ISP Board (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to, and in the best interests of, the stockholders of ISP (other than Holdings), (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Merger, and (iii) resolved to recommend to the stockholders of ISP that they approve and adopt the Merger Agreement and the transactions contemplated thereby. ACCORDINGLY, THE ISP BOARD RECOMMENDS THAT THE STOCKHOLDERS OF ISP APPROVE AND ADOPT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY. See 'THE MERGER AGREEMENT.' In considering the recommendation of the ISP Board and the Special Committee with respect to the Merger, stockholders should be aware that certain officers and directors of Holdings and ISP have interests in the Merger which may present them with certain potential conflicts of interest in connection with the Merger. See '--Interests of Certain Persons in the Merger.'

     In reaching its determination to advise the ISP Board to approve the Merger Agreement and the transactions contemplated thereby, the Special Committee considered the following factors, each of which, in the view of the Special Committee, supported such determination:

          (i) the presentation by, and the advice and views of J.P. Morgan and the opinion of J.P. Morgan, dated as of March 30, 1998, to the effect that the consideration to be received by the stockholders of ISP (other than Holdings) in the Merger Transaction was fair to such stockholders from a financial point of view;

          (ii) the terms of the Merger Agreement, including the parties' respective representations, warranties and covenants and the conditions to their respective obligations, including a provision whereby the Special Committee could terminate the Merger Agreement if the Special Committee determined, in good faith, after consultation with J.P. Morgan and Dewey Ballantine, that the Special Committee's fiduciary obligations under applicable law require it to withdraw its recommendation of the Merger Agreement and the transactions contemplated thereby; and

          (iii) certain factors related to the business of Holdings and ISP, including the advice and views of J.P. Morgan that the merger of Holdings and ISP provided the opportunity to clarify to the market the relationship between the two companies.


FAIRNESS OPINION

     Pursuant to an engagement letter dated October 9, 1997, ISP retained J.P. Morgan as its exclusive financial advisor with respect to the delivery of a fairness opinion to the Special Committee in connection with the proposed Merger, and to assist the Special Committee in the negotiation of the Merger.

     At the meeting of the Special Committee on March 30, 1998, J.P. Morgan rendered its oral opinion to the Special Committee that, as of such date, the consideration to be paid to the stockholders of ISP in the proposed Merger was fair, from a financial point of view, to such stockholders (other than Holdings). J.P. Morgan has confirmed its oral opinion by delivering its written opinion to the Special Committee, dated March 30, 1998, that, as of such date, the consideration to be paid to the stockholders of ISP in the proposed Merger was fair, from a financial point of view, to such stockholders (other than Holdings). No limitations were imposed by the Special Committee upon J.P. Morgan with respect to the investigations made or procedures followed by it in rendering its opinions.

     The full text of the written opinion of J.P. Morgan dated March 30, 1998, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Annex B to this Proxy Statement/Prospectus and is incorporated herein by reference. Stockholders are urged to read the opinion in its entirety. J.P. Morgan's written opinion is addressed to the Special Committee, is directed only to the consideration to be paid in the Merger and does not constitute a recommendation to any stockholder of ISP as to how such stockholder should vote at the Meeting. The summary of the opinion of J.P. Morgan set forth in this Proxy Statement/Prospectus is qualified in its entirety by reference to the full text of such opinion.

     In arriving at its opinions, J.P. Morgan reviewed, among other things, (i) the Merger Agreement, (ii) the audited financial statements of ISP and the unaudited financial statements of Holdings for the fiscal year ended December 31, 1997, and the unaudited financial statements of ISP for the period ended February 22, 1998 and of Holdings for the period ended March 27, 1998, (iii) current and historical market prices of the common stock of ISP, (iv) certain publicly available information concerning the business of ISP and of certain other companies engaged in businesses comparable to those of ISP, and the reported market prices for certain other companies' securities deemed comparable, (v) certain internal financial analyses and forecasts prepared by ISP and Holdings and their respective managements, (vi) certain agreements with respect to outstanding indebtedness or obligations of ISP and Holdings, and
(vii) certain public reports prepared by debt rating agencies. J.P. Morgan also held discussions with certain members of the management of ISP and Holdings with respect to certain aspects of the Merger, the past and current business operations of ISP and Holdings, the financial condition and future prospects and operations of ISP and Holdings, the effects of the Merger on the financial condition and future prospects of ISP, and certain other matters believed necessary or appropriate to J.P. Morgan's inquiry. In addition, J.P. Morgan reviewed such other financial studies and analyses and considered such other information as it deemed appropriate for the purposes of its opinion.

     J.P. Morgan relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or that was furnished to it by ISP or Holdings or otherwise reviewed by J.P. Morgan, and J.P. Morgan has not assumed any responsibility or liability therefor. J.P. Morgan has not conducted any valuation or appraisal of any assets or liabilities, nor have any valuations or appraisals been provided to J.P. Morgan. In relying on financial analyses and forecasts provided to J.P. Morgan, J.P. Morgan has assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of ISP to which such analyses or forecasts relate. J.P. Morgan has also assumed that the Merger will have the tax consequences described in discussions with, and materials furnished to J.P. Morgan by, representatives of ISP, and that the other transactions contemplated by the Merger Agreement will be consummated as described in the Merger Agreement.

     The projections furnished to J.P. Morgan for ISP and Holdings were prepared by the respective managements of ISP and Holdings. ISP and Holdings do not publicly disclose internal management projections of the type provided to J.P. Morgan in connection with J.P. Morgan's analysis of the Merger, and such projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections.

     J.P. Morgan's opinions are based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinions. Subsequent developments may affect the written opinion dated March 30, 1998, and J.P. Morgan does not have any obligation to update, revise or reaffirm such opinion. J.P. Morgan expressed no opinion as to the price at which the Surviving Corporation Common Stock will trade at any future time.

     J.P. Morgan was not requested to and did not provide advice concerning the structure, the specific amount of consideration, or any other aspects of the Merger, or to provide services other than the delivery of its opinion. J.P. Morgan was not authorized to and did not solicit expressions of interest from any other parties with respect to the sale of all or any part of ISP or any other alternative transaction.

     In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses utilized by J.P. Morgan in connection with providing its opinion.


     PUBLIC TRADING MULTIPLES. Using publicly available information, J.P. Morgan compared selected financial data of ISP with similar data for selected publicly traded companies engaged in businesses which J.P. Morgan judged to be analogous to ISP. The companies selected by J.P. Morgan were categorized in two major groups, specialty chemicals and commodity chemicals, according to the businesses in which they were participating. The specialty chemicals group included Albermarle Corp., Cytec Industries Inc., BetzDearborn Inc., Engelhard Corp., Ecolab Inc., Ethyl Corp., W.R. Grace & Co., Hercules Inc., Lubrizol Corp., M.A. Hanna & Co., Morton International Inc., Nalco Chemical Co., Witco Corp., Dexter Corp., and H.B. Fuller Co. The commodity chemicals group included Arco Chemical Co., Cabot Corp., Dow Chemical, Union Carbide Corp., Georgia Gulf Corp., Geon Co., Millennium Chemicals Inc., and General Chemical Group Inc. These companies were selected, among other reasons, because they are engaged in businesses similar to that of ISP, and have operating and net margins for the twelve months ended December 31, 1997, as well as long-term earnings growth rates (as forecasted by the following equity analysts covering ISP: Christopher Crooks of Janney Montgomery Scott, Michael Kostolansky of BT-Alex Brown, Kimberly Ritrievi of Goldman Sachs, Timothy Gerdeman of Salomon Smith Barney, Christopher Bodnar of Bear Stearns, and Stuart Pulvirent of Furman Selz), similar to ISP's. For each comparable company, publicly available financial performance through the twelve months ended December 31, 1997 (or, in some cases, September 30, 1997, as available) was measured. J.P. Morgan selected the median value for each multiple, specifically: firm value over 1998 and 1999 earnings before interest, taxes, depreciation and amortization ('EBITDA'); and equity value over 1998 and 1999 earnings. These multiples were then applied to ISP's EBITDA and earnings as projected by the aforementioned equity analysts, yielding implied trading values for ISP Common Stock of $14.62 to $18.46 per share.

     DISCOUNTED CASH FLOW ANALYSIS. J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining the fully diluted equity value per share of ISP Common Stock. J.P. Morgan calculated the unlevered free cash flows that ISP is expected to generate during fiscal years 1998 through 2002 based upon financial projections prepared by the management of ISP for the year ending on December 31, 1998 and upon the median earnings long term growth rate as projected by the aforementioned equity analysts for the fiscal years 1999 through 2002. J.P. Morgan also explored the impact to free cash flows of alternative business scenarios, such as the lower growth and margins from a downturn in the business cycle, or higher growth and margins from implementation of alternative management strategies. J.P. Morgan also calculated a range of terminal asset values of ISP at the end of the five-year period ending December 31, 2002 by applying an exit multiple ranging from seven times to eight times ISP's fiscal 2002 EBITDA. The unlevered free cash flows and the range of terminal asset values were then discounted to present values using a range of discount rates from 8.5% to 10.5%, which were chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of ISP and other companies with businesses analogous to ISP. The present value of the unlevered free cash flows and the range of terminal asset values were then adjusted for ISP's estimated 1997 fiscal year-end excess cash, option exercise proceeds and total debt. Based on the aforementioned assumptions, the discounted cash flow analysis indicated a range of equity values for ISP Common Stock of $13.36 to $23.17 per share.

     VALUATION OF HOLDINGS' NET LIABILITIES. J.P. Morgan analyzed the value of Holdings' assets and liabilities for the purpose of determining the value of the net liabilities to be assumed by ISP in connection with the Merger. J.P. Morgan calculated the market value of the net liabilities by marking to market the public debt of Holdings using the last bid price on March 27, 1998 (the last business day prior to announcement of the Merger), eliminating book assets lacking market value (property, plant and equipment, and the goodwill accounts) and discounting to present values the deferred assets. Based on the aforementioned assumptions, J.P. Morgan determined the value of the net liabilities to be assumed by ISP in connection with the Merger to be a range between the book value and market value of the net liabilities, or approximately $402.2 million to $442.7 million.

     The summary set forth above does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the summary set forth above and their analyses must be considered as a whole and that selecting portions thereof, without considering all of its analyses, could create an incomplete view of the processes underlying its analyses and opinion. J.P. Morgan based its analyses on assumptions that it deemed reasonable, including assumptions concerning general business and economic conditions and industry-specific factors. The other principal assumptions upon which J.P. Morgan based its analyses are set forth above under the description of each such analysis. J.P. Morgan's analyses are not necessarily indicative of actual values or actual future results that might be achieved, which values may be higher or lower than those indicated. Moreover, J.P. Morgan's analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold.

     As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. J.P. Morgan was selected to deliver an opinion to the Special Committee with respect to the Merger on the basis of such experience and its familiarity with ISP.

     For its services in connection with the Merger (including the delivery of its opinion), ISP has agreed to pay J.P. Morgan a fee of $1,000,000, $200,000 of which was paid at the time of J.P. Morgan's engagement, $600,000 of which was paid at the time J.P. Morgan delivered its opinion, and $200,000 of which is payable upon closing of the Merger. In addition, ISP has agreed to reimburse J.P. Morgan for the reasonable fees and disbursements of counsel incurred by J.P. Morgan in performing its engagement, and will indemnify J.P. Morgan against certain liabilities, including liabilities arising under the Federal securities laws.

     J.P. Morgan has no other financial advisory or other relationships with ISP or Holdings. In the ordinary course of their businesses, affiliates of J.P. Morgan may actively trade the debt and equity securities of ISP or

Holdings for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the recommendation of the Special Committee with respect to the Merger, stockholders should be aware that certain members of ISP's management and the ISP Board have certain interests that are in addition to or different from the interests of stockholders of ISP generally. The Special Committee was aware of these interests and considered them, among other matters, in approving the Merger Agreement. See 'COMPENSATION OF EXECUTIVE OFFICERS OF THE COMPANY--Summary Compensation Table.'

     Indemnification. The Merger Agreement provides that the present and former directors and officers of ISP will be indemnified by the Surviving Corporation after the Effective Date against all liabilities pertaining to any matter existing or occurring on or prior to the Effective Date (including the transactions contemplated by the Merger Agreement), to the extent that a corporation is permitted under Delaware law to indemnify its own directors or officers (and the Surviving Corporation will pay expenses in advance of the final disposition of any such action or proceeding to each such director or officer of ISP seeking indemnification thereunder to the full extent permitted by law). The Surviving Corporation has also agreed in the Merger Agreement that, from and after the Effective Date, it will maintain for a period of at least six years from the Effective Date, directors' and officers' liability insurance providing at least the same amounts and coverage with respect to all persons currently covered under ISP's officers' and directors' liability insurance policies, which insurance shall contain terms and conditions which are substantially no less advantageous to the covered persons than such existing insurance, pertaining to any matter existing or occurring on or prior to the Effective Date (including the transactions contemplated by the Merger Agreement); provided, however, that the Surviving Corporation shall not be required to maintain or procure such coverage to pay an annual premium in excess of 200% of the current annual premium paid by ISP for its existing coverage (the 'Cap'); and provided, further, that if equivalent coverage cannot be obtained, or can be obtained only by paying an annual premium in excess of 200% of the Cap, the Surviving Corporation shall only be required to obtain as much coverage as can be obtained by paying an annual premium equal to 200% of the Cap. The By-Laws of the Surviving Corporation will be those of ISP immediately prior to the Effective Date, and the Certificate of Incorporation of the Surviving Corporation will be amended as of the Effective Date to be identical to the ISP Charter. Therefore, the provisions providing for indemnification of ISP's directors and officers immediately prior to the Merger would remain unchanged upon consummation of the Merger.

     Treatment of Holdings' Options and SARs. In accordance with the Merger Agreement, upon the Effective Date, (i) each outstanding option (each, a 'Holdings Preferred Stock Option') to purchase shares of Holdings Series A Cumulative Redeemable Preferred Stock will entitle its holder to receive cash and options to purchase Surviving Corporation Common Stock under the ISP Incentive Plan, and (ii) each stock appreciation right (each, an 'SAR') granted by Holdings based upon the value of the common stock of Holdings will entitle its holder to receive cash on the Effective Date or on subsequent vesting dates pursuant to the agreement under which the SARs were granted, if any. See 'THE MERGER AGREEMENT--The Merger--Treatment of Holdings' Options and SARs' and 'COMPENSATION OF EXECUTIVE OFFICERS OF THE COMPANY--Summary Compensation Table.'

ACCOUNTING TREATMENT

     The Merger will be accounted for as a purchase under generally accepted accounting principles.

REGULATORY REQUIREMENTS

     Except as described in 'THE MERGER AGREEMENT--Conditions to the Merger' and except for the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, no other Federal or state regulatory requirements must be complied with or approvals must be obtained prior to consummation of the Merger.

FEDERAL SECURITIES LAW CONSEQUENCES

     All shares of Surviving Corporation Common Stock issued or converted in the Merger will be freely transferable, except that any shares of Surviving Corporation Common Stock received by persons who are deemed to be 'affiliates' (as such term is defined under the Securities Act) of ISP prior to the Merger may be resold by them only in transactions permitted by the resale provisions of Rule 145 promulgated under the Securities Act (or Rule 144 if such persons are or become affiliates of Holdings) or as otherwise permitted under the Securities Act. Persons who may be deemed to be affiliates of ISP or Holdings generally include individuals or entities that control, are controlled by, or are under common control with, such party and may include certain officers and directors of such party as well as principal stockholders of such party.

APPRAISAL RIGHTS

     Holders of ISP Common Stock are not entitled to appraisal rights under the DGCL with respect to their shares in connection with the Merger because shares of such stock were listed for trading on the NYSE at the Record Date and such holders will only be entitled to receive shares of Surviving Corporation Common Stock, which shares will, at the Effective Date, be approved for listing on the NYSE, subject to official notice of issuance in the Merger.

                              THE MERGER AGREEMENT

     The following is a brief summary of certain provisions of the Merger Agreement, which is attached as Annex A to this Proxy Statement/Prospectus and is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Merger Agreement.

THE MERGER

     The Merger Agreement provides that, following the adoption of the Merger Agreement by the stockholders of ISP and the satisfaction or waiver of the other conditions of the Merger, ISP will be merged with and into Holdings, with Holdings continuing as the Surviving Corporation. As a result of the Merger, ISP will cease to exist and Holdings will change its name to 'International Specialty Products Inc.'

     If the Merger Agreement is adopted by the stockholders of ISP and the other conditions to the Merger are satisfied or waived, the Merger will become effective at the time the Certificate of Merger is filed with the Secretary of State of the State of Delaware.

     Conversion of Shares. Prior to the Merger, all of the assets and liabilities of ISP will be transferred to Newco pursuant to the Transfer. Upon consummation of the Merger, pursuant to the Merger Agreement, (a) ISP will be merged with and into Holdings, with Holdings being the surviving corporation in the Merger, (b) each share of ISP Common Stock issued and outstanding immediately prior to the Effective Date (other than shares held in treasury or by Holdings) will be automatically converted into one share of Surviving Corporation Common Stock, (c) each issued and outstanding share of ISP Common Stock owned of record by Holdings and each share of ISP Common Stock held in treasury immediately prior to the Effective Date will be cancelled and retired without payment of any consideration therefor and will cease to exist, (d) Newco will become a direct, wholly-owned subsidiary of the Surviving Corporation, and
(e) each issued and outstanding share of common stock of Holdings will automatically become a number of shares of Surviving Corporation Common Stock equal to the Conversion Rate.

     Certificate of Incorporation and By-Laws. The Certificate of Incorporation of the Surviving Corporation, until thereafter amended as provided by the DGCL and such Certificate of Incorporation, will be the Certificate of Incorporation of Holdings immediately prior to the Effective Date, except that it will be amended, as of the Effective Date, to be identical to the ISP Charter as in effect immediately prior to the Effective Date. The By-Laws of ISP immediately prior to the Effective Date shall be the By-Laws of the Surviving Corporation until thereafter amended as provided by the DGCL, the Certificate of Incorporation of the Surviving Corporation and such By-Laws.

     Directors and Officers. The directors of ISP immediately prior to the Effective Date shall be the initial directors of the Surviving Corporation and will hold office from the Effective Date, until their respective successors are duly elected or appointed and qualified in the manner provided in the Certificate of Incorporation and By-Laws of the Surviving Corporation or as otherwise provided by law. For information with respect to the directors of ISP who have been nominated for election at the Meeting, see 'ELECTION OF DIRECTORS.' The officers of ISP immediately prior to the Effective Date shall be the initial officers of the Surviving Corporation and will hold office from the Effective Date until their respective successors are duly elected or appointed and qualified in the manner provided in the Certificate of Incorporation and By-Laws of the Surviving Corporation or as otherwise provided by law.

     ISP Incentive Plan. As of the Effective Date, by virtue of the Merger and without any action on the part of the holders thereof, all outstanding stock options granted pursuant to the ISP Incentive Plan shall be exercisable for shares of Surviving Corporation Common Stock at the same prices and on the same terms and conditions as such options would have been exercisable for ISP Common Stock immediately prior to the Merger. As of the Effective Date, the ISP Incentive Plan shall continue as the ISP Incentive Plan of the Surviving Corporation and shall be amended to provide that all stock options issued thereunder that are outstanding as of the Effective Date, or that may be granted thereunder after the Effective Date, shall become immediately exercisable if a Change of Control (as defined in the ISP Incentive Plan) shall occur and at any time following such Change of Control, the Surviving Corporation (or any successor thereto) terminates without cause the employment of the holder of such stock option, such holder's employment is terminated as a result of his death or permanent disability or such holder terminates such employment for 'good reason.' The holder thereof shall be deemed to terminate his employment for 'good reason' if he does so as a result of a change or changes in the terms of his employment that are materially adverse to the holder, including with respect to his salary and bonus, level of responsibility or geographic location of employment. For information with respect to proposed amendments to the ISP Incentive Plan, see 'AMENDMENT TO ISP INCENTIVE PLAN.'

     Treatment of Holdings' Options and SARs. (a) As of the Effective Date, by virtue of the Merger and without any further action on the part of the holders thereof, each outstanding Holdings Preferred Stock Option that has not vested prior to the Effective Date, will represent, subject to paragraph (f) below, the right to receive cash from the Surviving Corporation on each vesting date (each, a 'Preferred Stock Vesting Date') prescribed by the applicable agreement pursuant to which Holdings granted such Holdings Preferred Stock Options (the 'Option Agreements'), in an amount equal to the excess of (i) the Option Price (as hereinafter defined) with respect to the Holdings Preferred Stock Options that vest on such Preferred Stock Vesting Date, over (ii) the aggregate exercise price of such vested Holdings Preferred Stock Options. The Option Price shall be equal to (i) the number of shares of Surviving Corporation Common Stock that would have been received in the Merger pursuant to the Merger Agreement if, immediately prior to the Effective Date and subject to paragraph (e) below, the applicable Holdings Preferred Stock Option had been exercised and the shares of preferred stock underlying the Holdings Preferred Stock Options had been converted into shares of common stock of Holdings multiplied by (ii) $16.125 (the value determined by ISP and Holdings with respect to the shares of ISP Common Stock owned by Holdings being relinquished in the Merger).

      (b) On the Effective Date, each holder of Holdings Preferred Stock Options also will be granted options under the ISP Incentive Plan (the 'New Stock Options') to purchase such number of shares of Surviving Corporation Common Stock as the holder would have been entitled to receive pursuant to the Merger Agreement, assuming such holder had exercised all of such holder's Holdings Preferred Stock Options immediately prior to the Effective Date and converted such shares of preferred stock into common stock of Holdings and subject to paragraph (e) below. The New Stock Options will have an exercise price equal to $16.125, will vest, subject to the terms of the ISP Incentive Plan, in accordance with the vesting schedule of such holder's Option Agreement and will have such other terms as are prescribed by the ISP Incentive Plan and the agreement pursuant to which the New Stock Options will be issued to such holder. The term of expiration of the New Stock Options will be the same as the term of expiration of the Holdings Preferred Stock Options.


      (c) As of the Effective Date, with respect to SARs granted by Holdings based upon the value of common stock of Holdings that are vested as of the Effective Date and, with respect to SARs that are not vested prior to the Effective Date, on each subsequent vesting date (each, an 'SAR Vesting Date') prescribed by the agreement pursuant to which Holdings granted such holder SARs (the 'SAR Agreements'), such SARs will represent, subject to paragraph (f) below, the right to receive from the Surviving Corporation cash in an amount equal to (i) the SAR Price (as hereinafter defined) with respect to SARs that vest on such SAR Vesting Date, over (ii) the aggregate Appreciation Value (as defined in the applicable SAR Agreement and as calculated as set forth in paragraph (e) below) of such SARs. The SAR Price shall be equal to (i) the number of shares of Surviving

Corporation Common Stock that would have been received in the Merger pursuant to the Merger Agreement if, subject to paragraph (e), the shares of common stock of Holdings underlying the SAR had been outstanding at the Effective Date multiplied by (ii) $16.125.



      (d) On the Effective Date, each holder of an SAR also will be granted (which grant shall be made as of March 30, 1998) options under the ISP Incentive Plan (the 'New SAR Options') to purchase such number of shares of Surviving Corporation Common Stock as is equal to the number of shares of common stock of Holdings underlying the SAR multiplied by the Conversion Rate. The New SAR Options will have an exercise price equal to $16.125, will vest, subject to the terms of the ISP Incentive Plan, in accordance with the existing vesting schedule of such holder's SAR Agreement and will have such other terms as are prescribed by the ISP Incentive Plan and the agreement pursuant to which the New SAR Options will be issued to such holder. The term of expiration of the New SAR Options will be the same as the term of expiration of the SARs.


      (e) With respect to calculating (i) the number of shares of common stock of Holdings that holders of Holdings Preferred Stock Options would have received had they exercised their options and converted the underlying preferred stock immediately prior to the Effective Date and (ii) the Appreciation Value of the shares of common stock of Holdings underlying the SARs, (A) for purposes of paragraphs (a) and (c) above, it is assumed that each portion of the Holdings Preferred Stock Options would have been exercised and the underlying preferred stock would have been converted on, and that each portion of the SARs would have been held until, the date such portion would have initially become vested (or, if later, the Effective Date) and (B) for purposes of paragraph (b) above, it is assumed that the Holdings Preferred Stock Options would have been exercised and the underlying preferred stock would have been converted on the date that all of the options (each grant to be treated separately) held by a holder would have become vested, so that, in each case, the interest factor under the terms of the Option Agreements and the SAR Agreements in respect of the shares of common stock of Holdings underlying the preferred stock and SARs would be deemed to continue to accrue until such time.


      (f) The right of each holder to receive cash in accordance with paragraphs
(a) and (c) shall be subject to the terms of the applicable Option Agreements and SAR Agreements regarding continued employment with Holdings or its affiliates. In addition, the right of each holder to receive cash in accordance with paragraphs (a) and (c), and the right of each holder to exercise New Stock Options and New SAR Options, shall become immediately exercisable if a Change of Control (as defined in the ISP Incentive Plan) shall occur and, at any time following such Change of Control, the Surviving Corporation (or any successor thereto) terminates without cause the employment of the holder of such Holdings Preferred Stock Option or SAR, such holder's employment is terminated as a result of his death or permanent disability or such holder terminates such employment for 'good reason.' The holder shall be deemed to terminate his employment for 'good reason' if he does so as a result of a change or changes in the terms of his employment that are materially adverse to the holder, including with respect to his salary and bonus, level of responsibility or geographic location of employment.


     Exchange of Shares. On the Effective Date, each issued and outstanding share of ISP Common Stock (other than the shares owned of record by Holdings, which will be cancelled) shall automatically, by virtue of the Merger and without any action on the part of the holder thereof, become one share of Surviving Corporation Common Stock, and the certificates which represent such shares of ISP Common Stock will automatically represent the shares of Surviving Corporation Common Stock into which such shares of ISP Common Stock shall have been converted in the Merger. After the Effective Date, as presently outstanding certificates representing shares of ISP Common Stock (other than the shares owned of record by Holdings) are presented for transfer, new stock certificates bearing the name of the Surviving Corporation and representing the appropriate number of shares of Surviving Corporation Common Stock shall be issued.

     On the Effective Date, each issued and outstanding share of common stock of Holdings shall automatically, by virtue of the Merger and without any action on the part of the holder thereof, become a number of shares of Surviving Corporation Common Stock equal to the Conversion Rate, and the certificates which represent such shares of common stock of Holdings will automatically represent the shares of Surviving Corporation Common Stock into which such shares of common stock of Holdings shall have become in the Merger. After the Effective Date, as presently outstanding certificates representing shares of common stock of Holdings are presented for transfer, new stock certificates bearing the name of the Surviving Corporation and representing the appropriate number of shares of Surviving Corporation Common Stock shall be issued.

CERTAIN COVENANTS

     Pursuant to the Merger Agreement, Holdings agreed, among other things, (i) to promptly prepare and file a registration statement with respect to the shares of Surviving Corporation Common Stock to be issued in the Merger and to have the registration statement declared effective, (ii) to call a meeting, or obtain a written consent, of its stockholders, for the purpose of adopting and approving the Merger Agreement and the transactions contemplated thereby, (iii) to vote its shares of ISP Common Stock in favor of the adoption of the Merger Agreement and the transactions contemplated thereby and (iv) to use its best efforts to effect authorization for listing on the NYSE of the shares of Surviving Corporation Common Stock to be issued pursuant to the Merger.

     ISP agreed, among other things, (i) to take all steps necessary to hold a meeting of its stockholders for the purpose of adopting the Merger Agreement and the transactions contemplated thereby, (ii) to recommend to its stockholders the adoption of the Merger Agreement and the transactions contemplated thereby,
(iii) to take all necessary steps, no later than immediately prior to the Effective Date, to effect the Transfer to Newco, and (iv) subject to the fiduciary duties with respect to ISP's stockholders, to obtain necessary approval by its stockholders of the Merger Agreement and the transactions contemplated thereby.

INDEMNIFICATION


     The Merger Agreement provides that the present and former directors and officers of ISP will be indemnified by the Surviving Corporation after the Effective Date against all liabilities pertaining to any matter existing or occurring on or prior to the Effective Date (including the transactions contemplated by the Merger Agreement), to the extent that a corporation is permitted under Delaware law to indemnify its own directors or officers (and the Surviving Corporation will pay expenses in advance of the final disposition of any such action or proceeding to each such director or officer of ISP seeking indemnification thereunder to the full extent permitted by law). The Surviving Corporation has also agreed in the Merger Agreement that, from and after the Effective Date, it will maintain, for a period of at least six years from the Effective Date, directors' and officers' liability insurance providing at least the same amounts and coverage with respect to all persons currently covered under ISP's directors' and officers' liability insurance policies, which insurance shall contain terms and conditions which are substantially no less advantageous to the covered persons than such existing insurance, pertaining to any matter existing or occurring on or prior to the Effective Date (including the transactions contemplated by the Merger Agreement); provided, however, that the Surviving Corporation shall not be required to maintain or procure such coverage to pay an annual premium in excess of 200% of the Cap; and provided, further, that if equivalent coverage cannot be obtained, or can be obtained only by paying an annual premium in excess of 200% of the Cap, the Surviving Corporation shall only be required to obtain as much coverage as can be obtained by paying an annual premium equal to 200% of the Cap. The By-Laws of the Surviving Corporation will be those of ISP immediately prior to the Effective Date, and the Certificate of Incorporation of the Surviving Corporation will be amended as of the Effective Date to be identical to the ISP Charter. Therefore, the provisions providing for indemnification of ISP's directors and officers immediately prior to the Merger would remain unchanged upon consummation of the Merger.


CONDITIONS TO THE MERGER


     The respective obligations of ISP and Holdings to consummate the Merger are subject to the satisfaction of certain conditions, including, among others, (a) adoption of the Merger Agreement by the requisite vote of the stockholders of ISP and the stockholders of Holdings, (b) the absence of any effective injunction or similar order preventing consummation of the transactions contemplated by the Merger Agreement as provided therein, (c) the effectiveness of the Registration Statement and the absence of any stop order or proceeding seeking a stop order with respect thereto, (d) the approval for listing on the NYSE, subject to official notice of issuance, of the shares of Surviving Corporation Common Stock to be issued in the Merger and (e) the delivery to ISP and Holdings of an opinion of Weil Gotshal to the effect that, for United States Federal income tax purposes, the Merger and the Transfer to Newco will be treated as tax-free transactions pursuant to the Internal Revenue Code of 1986, as amended, and that no income, gain or loss will be recognized by Holdings, ISP, Newco, any of their respective subsidiaries or any holder of ISP Common Stock by reason of the Merger and the Transfer. ISP and Holdings also made customary representations and warranties to each other with respect to the Merger, their businesses and the transactions contemplated by the Merger Agreement. It is also a condition of the obligations of ISP and

Holdings to consummate the Merger that these representations and warranties of such party be true and correct in all material respects as of the closing date of the Merger.

TERMINATION


     The Merger Agreement may be terminated at any time prior to the Effective Date, whether before or after approval by the stockholders of ISP, (i) by mutual consent of the Boards of Directors of ISP and Holdings, (ii) by the Board of Directors of either ISP or Holdings if the Merger shall not have been consummated on or before September 26, 1998, or (iii) by the Special Committee or Holdings if the Special Committee determines in good faith, after consultation with J.P. Morgan and outside counsel to the Special Committee, that the Special Committee's fiduciary obligations under applicable law require it to withdraw its recommendation of the Merger Agreement and the transactions contemplated thereby. In the event of any such termination of the Merger Agreement, the Merger Agreement will become void and there will be no liability or obligation on the part of ISP or Holdings or their respective officers or directors.


AMENDMENT AND WAIVER

     Subject to applicable law, the Merger Agreement may be amended at any time prior to the Effective Date, by the mutual written agreement of ISP and Holdings; provided, however, that after the Merger Agreement is adopted by stockholders of ISP or by the stockholders of Holdings, no such amendment may be made that would decrease the amount or change the form of consideration to be delivered to such stockholders.

     Any failure of ISP or Holdings to comply with any obligation, covenant, agreement or condition may be waived only by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of any subsequent or other failure.

FEES AND EXPENSES


     The Merger Agreement provides that each party thereto shall pay all costs and expenses incurred by it in connection with the Merger Agreement and the consummation of the transactions contemplated thereby; provided, however, that if the Merger is not consummated, all costs and expenses incurred in connection with the Merger Agreement by ISP and Holdings will be paid by Holdings. The aggregate fees and expenses to be incurred in consummating the Merger, including filing fees, legal, accounting, solicitation expenses and printing costs, are expected to be $737,400.


                          MARKET PRICES AND DIVIDENDS


     Shares of ISP Common Stock are traded on the NYSE. At June 10, 1998, there were 227 holders of record of ISP Common Stock. The table below sets forth, for the fiscal periods indicated, the high and low sale prices per share of ISP Common Stock as reported in the NYSE Composite Transactions. No cash dividends have been declared on such stock since 1995. On March 27, 1998, the last trading day before the public announcement of the Merger, the high and low sale prices of shares of ISP Common Stock were $17 15/16 and $17 5/8, respectively. On June 10, 1998, the high and low sale prices of shares of ISP Common Stock were $18 5/16 and $18, 1/16, respectively.



                                                                                    MARKET PRICE RANGE
                                                                  ------------------------------------------------------
                                                                         FISCAL 1998                  FISCAL 1997
                                                                  --------------------------    ------------------------
                                                                     HIGH            LOW           HIGH          LOW
                                                                  -----------    -----------    ----------    ----------
ISP Common Stock (Symbol: ISP)
  1st Quarter..................................................   $    18 1/2    $  13  9/16    $   13 3/4    $   11 3/4
  2nd Quarter (through June 10, 1998)..........................        20 1/2       16 13/16        14 3/8        11 1/2
  3rd Quarter..................................................           N/A            N/A        15 1/4        13 1/2
  4th Quarter..................................................           N/A            N/A        16 1/2        13 7/8

                                                                    FISCAL 1996
                                                                 -----------------
                                                                    HIGH       LOW
                                                                 ----------    ---
ISP Common Stock (Symbol: ISP)
  1st Quarter..................................................  $   13 1/4    $10 1/8
  2nd Quarter .................................................      12 5/8     10 3/4
  3rd Quarter..................................................      11 3/8     9  5/8
  4th Quarter..................................................      12 3/4     9

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of ISP and its subsidiaries and the capitalization of Holdings, in each case as of March 29, 1998, and as adjusted to give effect to the Merger and the transactions contemplated thereby. This information should be read in conjunction with the historical financial statements and notes thereto included in ISP's and Holdings' Annual Reports on Form 10-K for the year ended December 31, 1997, ISP's and Holdings' Quarterly Reports on Form 10-Q for the quarter ended March 29, 1998, and the pro forma financial statements and notes thereto included elsewhere in this Proxy Statement/Prospectus.

                                                                             AS OF MARCH 29, 1998
                                                          ----------------------------------------------------------
                                                                        HOLDINGS
                                                                         PARENT                           PRO FORMA
                                                                        COMPANY        ELIMINATIONS         AFTER
                                                          ISP ACTUAL     ACTUAL     AND ADJUSTMENTS(1)      MERGER
                                                          ----------    --------    ------------------    ----------
                                                                                 (THOUSANDS)
Short-term debt and current maturities
  of long-term debt:
  Current maturities of long-term debt.................    $200,609                     $      810        $  201,419
  Short-term debt......................................      35,158     $ 16,770                              51,928
                                                          ----------    --------    ------------------    ----------
     Total.............................................    $235,767     $ 16,770        $      810        $  253,347
                                                          ----------    --------    ------------------    ----------
                                                          ----------    --------    ------------------    ----------
Long-term debt (excluding current maturities):
  Holdings 9% Senior Notes due 2003....................                 $324,281                          $  324,281
  Holdings 9 3/4% Senior Notes due 2002................                  199,871                             199,871
  Obligation on mortgaged property, due 1999...........    $ 38,125                                           38,125
  Borrowings under revolving credit facility...........      52,000                                           52,000
  Obligations under capital leases.....................       1,247                                            1,247
  Long-term notes payable to related party.............      50,013                     $  (50,013)
  Other................................................         213                                              213
                                                          ----------    --------    ------------------    ----------
     Total long-term debt..............................    $141,598     $524,152        $  (50,013)       $  615,737
                                                          ----------    --------    ------------------    ----------
                                                          ----------    --------    ------------------    ----------
     Stockholders' Equity..............................    $805,586     $272,747        $ (536,473)       $  541,860
                                                          ----------    --------    ------------------    ----------
                                                          ----------    --------    ------------------    ----------
     Total capitalization..............................    $947,184     $796,899        $ (586,486)       $1,157,597
                                                          ----------    --------    ------------------    ----------
                                                          ----------    --------    ------------------    ----------

------------------

(1) For an explanation of the assumptions used to arrive at such pro forma information, see 'Notes to Pro Forma Condensed Consolidated Financial Statements.'

             SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

     The following table sets forth, for the periods indicated, selected historical consolidated financial information of ISP. This information should be read in conjunction with the historical financial statements and notes thereto included in ISP's Annual Report on Form 10-K for the year ended December 31, 1997, and Quarterly Report on Form 10-Q for the quarter ended March 29, 1998.

                         SELECTED FINANCIAL DATA OF ISP


                                                                                                              QUARTER ENDED
                                                                                                        --------------------------
                                                            YEAR ENDED DECEMBER 31,                      MARCH 30,      MARCH 29,
                                            --------------------------------------------------------       1997           1998
                                              1993        1994        1995        1996        1997      (UNAUDITED)    (UNAUDITED)
                                            --------    --------    --------    --------    --------    -----------    -----------
                                                                                  (MILLIONS)
OPERATING DATA:
Net sales................................   $  548.3    $  600.0    $  689.0    $  716.5    $  749.2      $ 191.2       $   200.7
Gross profit.............................      218.7       232.3       274.3       297.6       312.5         77.0            81.5
Operating income.........................       65.1        99.2       127.1       136.0       143.3         36.8            38.3
Interest expense.........................       24.5        28.7        33.1        28.7        26.1          6.7             6.2
Income before income taxes...............       49.8        72.5       106.1       126.0       144.6         36.2            40.9
Net income...............................       29.6        44.5        67.4        80.7        92.6         23.2            26.2
Earnings per common share:
  Basic..................................        .30         .45         .68         .83         .96          .24             .27
  Diluted................................        .30         .45         .68         .82         .96          .24             .27
Dividends per common share...............        .05         .05          --          --          --           --              --


                                                                  DECEMBER 31,                                          MARCH 29,
                                            --------------------------------------------------------                      1998
                                              1993        1994        1995        1996        1997                     (UNAUDITED)
                                            --------    --------    --------    --------    --------                   -----------
                                                                                  (MILLIONS)
BALANCE SHEET DATA:
Total working capital....................   $   78.3    $  121.8    $  142.6    $  219.7    $  267.0                    $   109.9
Total assets.............................    1,243.3     1,251.3     1,312.9     1,316.9     1,395.6                      1,435.7
Long-term debt less current maturities...      367.7       377.1       347.5       372.9       328.6                        141.6
Stockholders' equity.....................      534.0       582.4       643.2       701.5       784.2                        805.6

                                                                                                              QUARTER ENDED
                                                                                                        --------------------------
                                                            YEAR ENDED DECEMBER 31,                      MARCH 30,      MARCH 29,
                                            --------------------------------------------------------       1997           1998
                                              1993        1994        1995        1996        1997      (UNAUDITED)    (UNAUDITED)
                                            --------    --------    --------    --------    --------    -----------    -----------
                                                                                  (MILLIONS)
OTHER DATA:
Gross profit margin......................       39.9%       38.7%       39.8%       41.5%       41.7%        40.3%           40.6%
Operating margin.........................       11.9%       16.5%       18.4%       19.0%       19.1%        19.2%           19.1%
Depreciation.............................   $   28.7    $   32.8    $   36.0    $   38.3    $   41.6      $  10.0       $    10.5
Goodwill amortization....................       13.9        13.4        13.2        13.2        13.2          3.3             3.3
Capital expenditures and acquisitions....       62.9        31.1        38.9        54.6        68.5         13.9            75.1

     The following table sets forth, for the periods indicated, selected historical consolidated financial information of Holdings. This information should be read in conjunction with the historical financial statements and notes thereto included in Holdings' Annual Report on Form 10-K for the year ended December 31, 1997, and Quarterly Report on Form 10-Q for the quarter ended March 29, 1998. All financial data relating to Holdings and its subsidiaries contained herein have been prepared to retroactively reflect the formation of Holdings.

                      SELECTED FINANCIAL DATA OF HOLDINGS

                                                                                                              QUARTER ENDED
                                                                                                        --------------------------
                                                            YEAR ENDED DECEMBER 31,                      MARCH 30,      MARCH 29,
                                            --------------------------------------------------------       1997           1998
                                              1993        1994        1995        1996        1997      (UNAUDITED)    (UNAUDITED)
                                            --------    --------    --------    --------    --------    -----------    -----------
                                                                                  (MILLIONS)
OPERATING DATA:
Net sales................................   $  548.3    $  600.0    $  689.0    $  716.5    $  749.2      $ 191.2       $   200.7
Operating income.........................       65.1        99.2       127.1       136.0       141.3         36.3            37.8
Interest expense.........................       24.5        28.7        33.1        38.3        73.6         18.6            17.9
Income from continuing operations before
  income taxes and extraordinary items...       49.8        72.5       106.1       116.6       107.8         25.2            31.2
Income from continuing operations before
  extraordinary items and cumulative
  effect of accounting change............       23.8        37.1        55.1        60.8        54.0         12.2            15.7
Net income...............................       14.4        28.0        32.8        53.9        54.0         12.2            15.7


                                                                  DECEMBER 31,                                          MARCH 29,
                                            --------------------------------------------------------                      1998
                                              1993        1994        1995        1996        1997                     (UNAUDITED)
                                            --------    --------    --------    --------    --------                   -----------
                                                                                  (MILLIONS)
BALANCE SHEET DATA:
Total working capital....................   $  143.9    $  228.0    $  290.0    $  476.8    $  322.1                    $   165.7
Total assets.............................    1,309.0     1,357.5     1,460.4     1,600.4     1,485.7                      1,546.0
Long-term debt less current maturities...      367.7       285.4       280.3       834.3       798.8                        615.7
Stockholders' equity (deficit)...........      (42.6)      (15.8)       (1.7)       42.7       261.8                        272.7

                                                                                                              QUARTER ENDED
                                                                                                        --------------------------
                                                            YEAR ENDED DECEMBER 31,                      MARCH 30,      MARCH 29,
                                            --------------------------------------------------------       1997           1998
                                              1993        1994        1995        1996        1997      (UNAUDITED)    (UNAUDITED)
                                            --------    --------    --------    --------    --------    -----------    -----------
                                                                                  (MILLIONS)
OTHER DATA:
Depreciation.............................   $   28.7    $   32.8    $   36.0    $   38.3    $   41.9      $  10.0       $    10.6
Goodwill amortization....................       13.9        13.4        13.2        13.2        13.3          3.3             3.3
Capital expenditures and acquisitions....       62.9        31.1        38.9        54.6        68.7         13.9            75.1

             PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

     Set forth below are pro forma summary condensed consolidated financial data of Holdings and ISP. The pro forma balance sheet data give effect to the Merger and the transactions contemplated thereby as if they had been consummated as of March 29, 1998. The pro forma income statement data give effect to the Merger and the transactions contemplated thereby as if they had been completed as of January 1, 1997. The pro forma financial information does not purport to project the financial position or the results of operations for any future period or to represent what the financial position or results of operations would have been if the Merger and the transactions contemplated thereby had been completed as of the dates indicated.

                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                              AS OF MARCH 29, 1998
                                  (THOUSANDS)
                                  (UNAUDITED)


                                                                HOLDINGS
                                                                 PARENT              ADJUSTMENTS              PRO FORMA
                                                                COMPANY     ------------------------------      AFTER
                                                  ISP ACTUAL     ACTUAL     ELIMINATIONS(1)    ADJUSTMENTS      MERGER
                                                  ----------    --------    ---------------    -----------    ----------
Current Assets:
  Cash and cash equivalents....................   $   15,084    $  1,235                                      $   16,319
  Investments in securities and other
    short-term investments.....................      198,006      83,663                                         281,669
  Accounts receivable--trade and other.........      114,980                                                     114,980
  Receivable from related parties, net.........          536       6,479                                           7,015
  Inventories..................................      115,224                                    $   5,765(2)     120,989
  Other current assets.........................       18,430                                          555(2)      21,939
                                                                                                    2,954(3)
                                                  ----------    --------    ---------------    -----------    ----------
Total current assets...........................      462,260      91,377                            9,274        562,911
Property plant and equipment, net..............      517,982       5,643                                         523,625
Excess of cost over net assets of businesses
  acquired, net................................      400,780       5,766       $       7          142,102(2)     548,655
Loan receivable from subsidiary................                   50,013         (50,013)                              0
Investment in ISP..............................                  675,082        (675,082)                              0
Other assets...................................       54,685       7,723            (262)                         62,146
                                                  ----------    --------    ---------------    -----------    ----------
Total assets...................................   $1,435,707    $835,604       $(725,350)       $ 151,376     $1,697,337
                                                  ----------    --------    ---------------    -----------    ----------
                                                  ----------    --------    ---------------    -----------    ----------
Current Liabilities:
  Short-term debt..............................   $   35,158    $ 16,770                                      $   51,928
  Current maturities of long-term debt.........      200,609                                    $     810(2)     201,419
  Accounts payable and accrued liabilities.....      109,920      17,713                            1,500(2)     137,117
                                                                                                    7,984(3)
  Income taxes.................................        6,658       1,154                                           7,812
                                                  ----------    --------                       -----------    ----------
Total current liabilities......................      352,345      35,637                           10,294        398,276
                                                  ----------    --------                       -----------    ----------
Long-term debt less current maturities.........       91,585     524,152                                         615,737
Long-term notes payable to related party.......       50,013                   $ (50,013)                              0
Deferred income taxes..........................       74,818                        (255)           2,409(2)      76,972
Other liabilities..............................       61,360       3,068                               64(3)      64,492
Stockholders' Equity:
  Common stock and paid-in capital.............      442,552     214,025        (313,217)         143,703(2)     487,063
  Treasury stock, at cost......................      (37,091)     (1,169)         38,260                               0
  Retained earnings............................      399,126      55,752        (399,126)          (5,094)(3)     50,658
  Accumulated other comprehensive income.......          999       4,139            (999)                          4,139
                                                  ----------    --------    ---------------    -----------    ----------
Total stockholders' equity.....................      805,586     272,747        (675,082)         138,609        541,860
                                                  ----------    --------    ---------------    -----------    ----------
Total liabilities and stockholders' equity.....   $1,435,707    $835,604       $(725,350)       $ 151,376     $1,697,337
                                                  ----------    --------    ---------------    -----------    ----------
                                                  ----------    --------    ---------------    -----------    ----------


See accompanying Notes to Pro Forma Condensed Consolidated Financial Statements.
                                       28

              PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                     (THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                                  HOLDINGS
                                                                   PARENT              ADJUSTMENTS                PRO FORMA
                                                        ISP       COMPANY     ------------------------------        AFTER
                                                       ACTUAL      ACTUAL     ELIMINATIONS(1)    ADJUSTMENTS       MERGER
                                                      --------    --------    ---------------    -----------      ---------
Net sales..........................................   $749,208                                                    $ 749,208
                                                      --------                                                    ---------
Cost of products sold..............................    436,693                   $     187                          436,880
Selling, general and administrative................    156,042    $  1,263             425         $   760(4)       158,490
Goodwill amortization..............................     13,176                         118           3,639(5)        16,933
                                                      --------    --------    ---------------    -----------      ---------
Total costs and expenses...........................    605,911       1,263             730           4,399          612,303
                                                      --------    --------    ---------------    -----------      ---------
Operating income...................................    143,297      (1,263)           (730)         (4,399)         136,905
Equity in net income of ISP........................                 77,103         (77,103)
Interest expense...................................    (26,126)    (50,676)          3,190             777(6)       (72,835)
Equity in earnings of joint venture................      5,909                                                        5,909
Other income, net..................................     21,558      15,988         ( 3,313)                          34,233
                                                      --------    --------    ---------------    -----------      ---------
Income before income taxes.........................    144,638      41,152         (77,956)         (3,622)         104,212
Income taxes.......................................    (51,989)     12,853                              (6)(7)      (39,142)
                                                      --------    --------    ---------------    -----------      ---------
Net income.........................................   $ 92,649    $ 54,005       $ (77,956)        $(3,628)       $  65,070
                                                      --------    --------    ---------------    -----------      ---------
                                                      --------    --------    ---------------    -----------      ---------
Earnings per common share:
  Basic............................................   $    .96                                                    $     .94
                                                      --------                                                    ---------
                                                      --------                                                    ---------
  Diluted..........................................   $    .96                                                    $     .93
                                                      --------                                                    ---------
                                                      --------                                                    ---------
Weighted average number of common and common
  equivalent shares outstanding:
  Basic............................................     96,061                                                       69,394
                                                      --------                                                    ---------
                                                      --------                                                    ---------
  Diluted..........................................     97,010                                                       70,343
                                                      --------                                                    ---------
                                                      --------                                                    ---------

              PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

                          QUARTER ENDED MARCH 29, 1998
                     (THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                                  HOLDINGS
                                                                   PARENT              ADJUSTMENTS                PRO FORMA
                                                        ISP       COMPANY     ------------------------------        AFTER
                                                       ACTUAL      ACTUAL     ELIMINATIONS(1)    ADJUSTMENTS       MERGER
                                                      --------    --------    ---------------    -----------      ---------
Net sales..........................................   $200,703                                                    $ 200,703
                                                      --------                                                    ---------
Cost of products sold..............................    119,177                                                      119,177
Selling, general and administrative................     39,926    $    395       $     100         $   190(4)        40,611
Goodwill amortization..............................      3,302                          37             888(5)         4,227
                                                      --------    --------    ---------------    -----------      ---------
Total costs and expenses...........................    162,405         395             137           1,078          164,015
                                                      --------    --------    ---------------    -----------      ---------
Operating income...................................     38,298        (395)           (137)         (1,078)          36,688
Equity in net income of ISP........................                 21,802         (21,802)
Interest expense...................................     (6,176)    (12,486)            724             203(6)       (17,735)
Equity in earnings of joint venture................      1,455                                                        1,455
Other income, net..................................      7,313       3,395            (753)                           9,955
                                                      --------    --------    ---------------    -----------      ---------
Income before income taxes.........................     40,890      12,316         (21,968)           (875)          30,363
Income taxes.......................................    (14,710)      3,356                              (5)(7)      (11,359)
                                                      --------    --------    ---------------    -----------      ---------
Net income.........................................   $ 26,180    $ 15,672       $ (21,968)        $  (880)       $  19,004
                                                      --------    --------    ---------------    -----------      ---------
                                                      --------    --------    ---------------    -----------      ---------
Earnings per common share:
  Basic............................................   $    .27                                                    $     .27
                                                      --------                                                    ---------
                                                      --------                                                    ---------
  Diluted..........................................   $    .27                                                    $     .27
                                                      --------                                                    ---------
                                                      --------                                                    ---------
Weighted average number of common and common
  equivalent shares outstanding:
  Basic............................................     95,978                                                       69,311
                                                      --------                                                    ---------
                                                      --------                                                    ---------
  Diluted..........................................     96,972                                                       70,305
                                                      --------                                                    ---------
                                                      --------                                                    ---------

See accompanying Notes to Pro Forma Condensed Consolidated Financial Statements.

                          NOTES TO PRO FORMA CONDENSED

                       CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

     1. Reflects consolidation eliminations.

     2. Reflects the application of the purchase method of accounting to the Merger. Accordingly, the historical book values of ISP's assets and liabilities attributable to the shares of ISP Common Stock owned by the minority shareholders will be adjusted to their fair values as estimated as of the Effective Date, with any excess of cost over the fair values of the net assets allocated to goodwill. The pro forma adjustments represent management's current estimate of the application of the purchase method of accounting. The actual purchase accounting adjustments may differ from the pro forma adjustments.

     3. Reflects a nonrecurring charge and related deferred tax benefit to be recorded in connection with the termination of Holdings' Stock Appreciation Rights and Preferred Stock option programs.

     4. Reflects a charge to be recorded over the remaining vesting periods in connection with the termination of Holdings' Stock Appreciation Rights and Preferred Stock option programs.

     5. Reflects amortization of goodwill over a period of 40 years.

     6. Reflects amortization of the write-up of long-term debt to fair value over its average remaining life as a reduction of interest expense.

     7. Reflects the deferred tax expense related to item (6), offset by the deferred tax benefit related to item (4).

               DESCRIPTION OF SURVIVING CORPORATION COMMON STOCK

COMMON STOCK


     General. On the Effective Date, pursuant to the terms of the Merger Agreement, the Certificate of Incorporation of the Surviving Corporation shall be amended to be identical to the ISP Charter as in effect immediately prior to the Effective Date, until thereafter amended as provided by law. Immediately after the Effective Date, therefore, the authorized capital stock of the Surviving Corporation will consist of 300,000,000 shares of Surviving Corporation Common Stock, par value $0.01 per share, of which, assuming the
Merger were consummated on the date hereof,       shares will be issued and
outstanding, and 20,000,000 shares of preferred stock, par value $0.01 per share, of which no shares will be issued and outstanding. The Board of Directors of the Surviving Corporation will have authority to issue, without further stockholder action, one or more series of preferred stock, and to determine at the time of issuance of each such series the rights and preferences thereof (including dividend rate, liquidation priority, and conversion and voting rights, if any).



     Dividends. The Surviving Corporation may pay dividends if, as and when declared by its Board of Directors, subject to applicable provisions of Delaware law. The holders of Surviving Corporation Common Stock will be entitled to receive and to share equally in such dividends as may be declared by the Board of Directors of the Surviving Corporation out of funds legally available therefor.


     Voting Rights. Holders of Surviving Corporation Common Stock will be entitled to one vote for each share held by them on all matters submitted for approval by the stockholders of the Surviving Corporation. Holders of Surviving Corporation Common Stock do not have cumulative voting rights in the election of directors.

     Liquidation. In the event of liquidation, dissolution or winding up of the Surviving Corporation, the holders of Surviving Corporation Common Stock would be entitled to receive, after payment of all its debts and liabilities and other payments to holders of any preferred stock having priority rights, if any, all of the assets of the Surviving Corporation available for distribution to the holders of Surviving Corporation Common Stock. Such stockholders would be entitled to participate ratably in the net assets available for distribution.

     Transfer Agent. The Bank of New York will be the transfer agent and registrar for shares of Surviving Corporation Common Stock.

                       COMPARISON OF STOCKHOLDERS' RIGHTS

     Upon consummation of the Merger, the stockholders of ISP will become stockholders of Holdings. Holdings and ISP are both incorporated under the laws of the State of Delaware and, upon consummation of the Merger, (i) the By-Laws of ISP will become the By-Laws of Holdings (as the Surviving Corporation), and
(ii) the Certificate of Incorporation of Holdings (as the Surviving Corporation) will be amended to be identical to the ISP Charter as in effect immediately prior to the Effective Date. Therefore, the rights of holders of Surviving Corporation Common Stock which is to be issued to stockholders of ISP pursuant to the Merger will not differ materially from the rights of ISP stockholders immediately prior to the Effective Date.

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     The following discussion is a general summary of the material Federal income tax consequences of the Merger and is based on the Internal Revenue Code of 1986, as amended (the 'Code'), the final, proposed and temporary Treasury Regulations promulgated thereunder, administrative rulings and interpretations, and judicial decisions, in each case as in effect as of the date hereof. All of the foregoing are subject to change at any time, possibly with retroactive effect.


     The summary set forth below does not address all aspects of Federal income taxation that may be relevant either to a stockholder in light of such stockholder's particular circumstances or to stockholders subject to special treatment under the Code, such as dealers in securities, banks, insurance companies, other financial institutions, non-United States persons, tax-exempt organizations, taxpayers who hold ISP Common Stock as part of a 'straddle,' 'hedge' or 'conversion transaction,' or stockholders who acquired their ISP Common Stock pursuant to the exercise of employee stock options or otherwise as compensation. Any additional tax consequences that may arise under the laws of any state, locality or foreign jurisdiction also are not discussed. Holders are assumed to hold their shares of ISP Common Stock as 'capital assets' within the meaning of Section 1221 of the Code (i.e., property held for investment).


     Neither ISP nor Holdings intends to secure a ruling from the Internal Revenue Service (the 'Service') with respect to the tax consequences of the Merger. It is a condition to the obligation of ISP and Holdings to consummate the Merger, however, that each of them shall have received an opinion of Weil Gotshal to the effect that: (i) no income, gain or loss will be recognized by ISP, Holdings, Newco or any of their respective subsidiaries by reason of the Merger and the Transfer and (ii) no income, gain or loss will be recognized by any of the stockholders of ISP who exchange their ISP Common Stock for Surviving Corporation Common Stock in the Merger. The opinion of Weil Gotshal will be based on the law existing as of the Effective Date and will rely on representations and covenants made by ISP, Holdings and Newco.

     Tax Implications to ISP Stockholders. As will be set forth in the opinion of Weil Gotshal, no gain or loss will be recognized for Federal income tax purposes by holders of ISP Common Stock upon their receipt of Surviving Corporation Common Stock in the Merger. In addition, the aggregate adjusted tax basis to a former stockholder of ISP in the Surviving Corporation Common Stock received in the Merger will be the same as the stockholder's aggregate adjusted tax basis in the ISP Common Stock surrendered in exchange therefor. The holding period of Surviving Corporation Common Stock in the hands of a former stockholder of ISP will include the period during which such stockholder held the ISP Common Stock exchanged therefor in the Merger, provided that such shares of ISP Common Stock are held as capital assets at the Effective Date.


     STOCKHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF FOREIGN, STATE, LOCAL AND OTHER TAX LAWS AND OF ANY PROPOSED CHANGES IN THE TAX LAWS.

                                  ------------

     THE ISP BOARD, BASED IN PART UPON THE ADVICE OF THE SPECIAL COMMITTEE, RECOMMENDS A VOTE FOR ADOPTION OF THE MERGER AGREEMENT AND APPROVAL OF THE TRANSACTIONS CONTEMPLATED THEREBY.

                  PROPOSAL 2--AMENDMENT OF ISP INCENTIVE PLAN


     As of the Effective Date, by virtue of the Merger and without any action on the part of the holders thereof or the holders of ISP Common Stock, all outstanding stock options granted pursuant to the ISP Incentive Plan shall be exercisable for shares of Surviving Corporation Common Stock at the same prices and on the same terms and conditions as such options would have been exercisable for ISP Common Stock immediately prior to the Merger. As of the Effective Date, the ISP Incentive Plan shall continue as the ISP Incentive Plan of the Surviving Corporation and all stock options issued thereunder that are outstanding as of the Effective Date, or that may be granted thereunder after the Effective Date, shall become immediately exercisable if a Change of Control (as defined in the ISP Incentive Plan) shall occur and at any time following such Change of Control, the Surviving Corporation (or any successor thereto) terminates without cause the employment of the holder of such stock option, such holder's employment is terminated as a result of his death or permanent disability or such holder terminates such employment for 'good reason.' See 'THE MERGER AGREEMENT--The Merger--ISP Incentive Plan.'


     In addition to the assumption of the ISP Incentive Plan by the Surviving Corporation, as a result of the Merger, the Holdings Preferred Stock Options and the SARs will represent the right to receive, under certain circumstances, cash and options under the ISP Incentive Plan to purchase shares of Surviving Corporation Common Stock. See 'THE MERGER AGREEMENT--The Merger--Treatment of Holdings' Options and SARs.' As a result of this treatment, the ISP Board is seeking to amend the ISP Incentive Plan to increase the authorized number of shares of Surviving Corporation Common Stock available for issuance under the ISP Incentive Plan from 7,000,000 shares of ISP Common Stock to 9,000,000 shares of Surviving Corporation Common Stock and to allow for the treatment as set forth in the Merger Agreement with respect to the Holdings Preferred Stock Options and SARs, notwithstanding the provision in the ISP Incentive Plan with respect to the maximum number of shares for which stock options may be granted thereunder to any eligible person during any calendar year.


     The Federal income tax consequences of the issuance and exercise of options pursuant to the ISP Incentive Plan, with respect to the holders of such options and to the Surviving Corporation, will not change as a result of the above amendment.


     The following is a summary of the principal provisions of the ISP Incentive Plan as it exists without giving effect to the proposed amendments.


     The ISP Board views stock options as an important component of its long-term compensation philosophy, giving employees incentives based upon the appreciation in value of the ISP Common Stock. Stock options issued under the ISP Incentive Plan serve the interests of the Company and its stockholders by aligning compensation with stockholder objectives and by encouraging and rewarding performance.

DESCRIPTION OF ISP INCENTIVE PLAN


     The ISP Incentive Plan provides for (a) the granting of options to purchase shares of ISP Common Stock to key employees of ISP, its subsidiaries and parents and to non-employee directors of ISP and (b) the sale of ISP Common Stock to key employees of ISP, its subsidiaries and parents. The ISP Incentive Plan was adopted by the Board of Directors and approved by the sole stockholder of ISP on June 28, 1991, before the initial public offering of the ISP Common Stock. Under the ISP Incentive Plan, options may be granted from time to time until June 28, 2000.


     Approximately 1,900 persons are eligible to participate in the ISP Incentive Plan. The ISP Incentive Plan is designed to encourage stock ownership by key employees and directors. Its objectives are to provide an increased incentive for employees and directors, to promote the well-being of the Company and to facilitate the efforts of the Company to secure and retain employees and directors of outstanding ability.

EMPLOYEES AND DIRECTORS WHO MAY PARTICIPATE

     Key employees of ISP, its subsidiaries or parents and non-employee directors of ISP are eligible to receive options under the ISP Incentive Plan. The selection of eligible employees to receive options is made by the Compensation and Pension Committee of the ISP Board (the 'Compensation Committee'). The Compensation Committee is advised by the Company's management, including the Company's Chief Executive Officer, as to whom options should be granted. Awards of options generally are based upon the Compensation Committee's evaluation of an employee's past or potential contribution to ISP, its subsidiaries or parents, such employee's respective grade level and the Company's stock price at the time of grant, as well as the recommendations of the Company's management.

GRANT OF OPTIONS AND AWARDS

     The Compensation Committee determines the number of shares underlying options to be granted to an employee, the date of the option grant, whether the option is intended to be an incentive stock option or a non-qualified option, and other terms governing the options. There is no stated maximum or minimum number of options or shares which may be issued under the ISP Incentive Plan to any one eligible person or group of persons, except that currently the number of shares as to which options may be granted to any eligible person during any calendar year is limited to 200,000 shares. If the proposed amendment to the ISP Incentive Plan is approved, an exception will be added to the ISP Incentive Plan to allow for the treatment set forth in the Merger Agreement with respect to the Holdings Preferred Stock Options and SARs, notwithstanding that certain option holders may receive more than 200,000 shares in 1998.


     The ISP Incentive Plan also provides for an automatic grant to each non-employee director of 5,000 non-qualified stock options upon the commencement of service as a director and an automatic annual grant of 2,500 non-qualified stock options on each anniversary of the initial grant during the period the person serves as a director.


     Currently, the maximum number of shares for which options may be granted under the ISP Incentive Plan is 7,000,000. If the proposed amendment to the ISP Incentive Plan is approved, the maximum number of shares for which options may be granted under the ISP Incentive Plan will be 9,000,000.

     The ISP Incentive Plan also authorizes the sale of up to 1,000,000 shares subject to prescribed restrictions as to disposition or without such restrictions.

EXERCISE OF OPTIONS, EXERCISE PRICE AND DURATION

     The exercise price of non-qualified options granted under the ISP Incentive Plan is determined by the Compensation Committee in its discretion at the time of grant, provided that the exercise price must be at least equal to 50% of the fair market value of the underlying shares on the date of grant. The exercise price of incentive stock options must be at least equal to the fair market value of the underlying shares on the date of grant; provided that if an incentive stock option is granted to a participant (an 'Over-Ten-Percent Stockholder') who owns stock possessing more than 10% of the voting rights of the Company's outstanding capital stock on the date of grant, the exercise price of the option must be at least equal to 110% of the fair market value on the date of the grant. The exercise price may be paid either in cash or, subject to certain limitations, by surrender of shares of ISP Common Stock owned by the optionee and valued at their then fair market value, or a combination thereof.

     The term of each option granted to an employee and the vesting period thereof is determined by the Compensation Committee in its discretion, except that incentive stock options granted to an Over-Ten-Percent Stockholder may not be exercised more than five years after the date of grant. There is no maximum number of options that may be exercised in any one year.

     The term of each option granted to non-employee directors is nine years. Initial grants vest as to one-third of the shares subject thereto on each of the first through third anniversaries of the date of grant. Subsequent grants become exercisable in full on the first anniversary of the date of grant.

     Currently, the Compensation Committee may, in its discretion, accelerate the vesting of options upon a 'Change in Control' (as defined in the ISP Incentive Plan). Upon the Effective Date, the ISP Incentive Plan will be amended with the effect that all options will thereafter be accelerated automatically if at any time following a Change in Control, the holder of such option's employment is terminated as a result of his death or permanent disability or such holder terminates his employment for 'good reason.'

TERMINATION OF EMPLOYMENT, TRANSFERABILITY

     On termination of employment for any reason except death or disability, an optionee may, at any time before the earlier to occur of the expiration of 90 days after the date of termination or the expiration date of an option, exercise any option or portion thereof which was vested on the date of termination. If any optionee's employment or service as a non-employee director is terminated as a result of his death or disability, the optionee or the persons to whom the option is transferred by will or the laws of descent and distribution may, at any time within one year after the date of death or disability but no later than the expiration date of the option, exercise the option to the extent the optionee was entitled to do so on the date of death or disability. Subject to the foregoing, non-employee directors have the right to exercise vested options not later than the earlier to occur of the expiration date of the option or the expiration of 60 days following the date service as a director ceases.


     The ISP Incentive Plan permits option agreements to contain limited stock appreciation rights ('Limited Rights'). Under the Limited Rights, should a tender or exchange offer for the ISP Common Stock be made by a bidder other than the Company, the optionee would be entitled to surrender any option or portion thereof (regardless of the extent to which the option was then exercisable) and to receive cash or ISP Common Stock (or a combination thereof), as determined by the Compensation Committee, equal to the difference between the aggregate fair market value of the shares subject to options on the date of surrender (as determined in accordance with the Limited Rights) and the aggregate exercise price.

     Nothing in the ISP Incentive Plan or any option agreement executed in accordance therewith confers on any employee any right to continue in the employ of the Company (or any of its parents or subsidiaries) or affects the right of the Company (or any parent or subsidiary) to terminate such employee's employment at any time.

FEDERAL INCOME TAX EFFECTS OF PLAN PARTICIPATION

     The discussion below is based on Federal income tax law and authorities as of the date hereof, which are subject to change at any time. The law is technical and complex and the discussion represents only a general summary of some of the applicable provisions of Federal income tax law.

     Incentive Stock Options. Incentive stock options ('ISOs') granted under the ISP Incentive Plan are intended to meet the definitional requirements of
Section 422(b) of the Code for 'incentive stock options.'


     An employee who receives an ISO does not recognize any taxable income upon the grant of such ISO. Similarly, the exercise of an ISO generally does not give rise to federal income tax to the employee, provided that (i) the federal 'alternative minimum tax', which depends on the employee's particular tax situation, does not apply and (ii) the employee is employed by the Company from the date of grant of the option until three months prior to the exercise thereof, except where such employment terminates by reason of disability (where the three-month period is extended to one year) or death (where this requirement does not apply). If an employee exercises an ISO after these requisite periods, the ISO will be treated as an NSO (as defined below) and will be subject to the rules set forth below under the caption 'Non-Qualified Options.'


     Further, if after exercising an ISO, an employee disposes of the ISP Common Stock so acquired more than two years from the date of grant and more than one year from the date of transfer of the common stock pursuant to the exercise of such ISO (the 'applicable holding period'), the employee will normally recognize a capital gain or loss equal to the difference, if any, between the amount received for the shares and the exercise price. If, however, an employee does not hold the shares so acquired for the applicable holding period--thereby making a 'disqualifying disposition'--the employee would realize ordinary income on the excess of the fair market value of the shares at the time the ISO was exercised over the exercise price and the balance, if any, would be mid-term or long-term capital gain (provided the holding period for the shares exceeded 12 or 18 months, respectively, and the employee held such shares as a capital asset at such time).

     The Company is not allowed a federal income tax deduction upon the grant or exercise of an ISO or the disposition, after the applicable holding period, of the common stock acquired upon exercise of an ISO. In the event of a disqualifying disposition, however, the Company generally will be entitled to a deduction in an amount equal to the ordinary income included by the employee, provided that such amount constitutes an ordinary and necessary business expense to the Company and is reasonable and the limitations of Sections 280G and 162(m) of the Code (described below) do not apply.

     Non-Qualified Options. Non-qualified stock options ('NSOs') granted under the ISP Incentive Plan are options that do not qualify as ISOs. An employee who receives an NSO does not recognize any taxable income upon the grant of such NSO. However, the employee generally will recognize ordinary income upon exercise of an NSO in an amount equal to the excess of (i) the fair market value of the shares of ISP Common Stock at the time of exercise over (ii) the exercise price.

     The ordinary income recognized with respect to the receipt of shares upon exercise of an NSO will be subject to both wage withholding and employment taxes. In addition to the customary methods of satisfying the withholding tax liabilities that arise upon the exercise of an NSO, upon the election of the employee the Company may satisfy the liability in whole or in part by withholding shares of ISP Common Stock from those that otherwise would be issuable to the individual or by the employee tendering other shares owned by him or her, valued at their fair market value as of the date that the tax withholding obligation arises.


     A federal income tax deduction generally will be allowed to the Company in an amount equal to the ordinary income included by the individual with respect to his or her NSO, provided that such amount constitutes an ordinary and necessary business expense to the Company and is reasonable and the limitations of Sections 280G and 162(m) of the Code (described below) do not apply.

     If an individual exercises an NSO by delivering shares of ISP Common Stock to the Company, other than shares previously acquired pursuant to the exercise of an ISO which is treated as a 'disqualifying disposition' as described above, the individual will not recognize gain or loss with respect to the exchange of such shares, even if their then fair market value is different from the individual's tax basis. The individual, however, will be taxed as described above with respect to the exercise of the NSO as if he or she had paid the exercise price in cash, and the Company likewise generally will be entitled to an equivalent tax deduction.

     Change in Control. As described above, upon a 'Change in Control' (as defined in the ISP Incentive Plan, as amended), if certain subsequent events occur, all the then outstanding stock options will immediately become exercisable. In general, if the total amount of payments to an individual that are contingent upon a 'change of control' of the Company (as defined in Section 280G of the Code), including payments under the ISP Incentive Plan that vest upon a 'change in control,' equals or exceeds three times the individual's 'base amount' (generally, such individual's average annual compensation for the five complete years preceding the change in control), then, subject to certain exceptions, the payments may be treated as 'parachute payments' under the Code, in which case a portion of such payments would be non-deductible to the Company and the individual would be subject to a 20% excise tax on such portion of the payments.


     ERISA. The ISP Incentive Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.


     Certain Limitations on Deductibility of Executive Compensation. Section 162(m) of the Code limits the Company's tax deduction to $1 million per year for compensation paid to the executive officers named in the Summary Compensation Table herein unless certain requirements are met. The Compensation Committee has carefully considered these requirements and the regulations and has structured its programs so that bonus compensation and gains from exercises of stock options granted under the ISP Incentive Plan generally will be exempt from the deduction limitations. The Compensation Committee's present intention is to structure compensation to be tax-deductible; provided, however, that it retains the right to authorize compensation that does not qualify for income tax deductibility.


OPTIONS TO BE HELD BY CERTAIN PERSONS UNDER THE ISP INCENTIVE PLAN

     Pursuant to the Merger Agreement, the ISP Incentive Plan will be assumed by the Surviving Corporation and, by virtue of the Merger and without any action on the part of the holders of options thereunder or holders of ISP Common Stock, outstanding options as of the Effective Date to purchase shares of ISP Common Stock thereunder will be converted into options to purchase an equal number of shares of Surviving Corporation Common Stock. In addition, holders of Holdings Preferred Stock Options and SARs will have the right to receive options under the ISP Incentive Plan to purchase shares of Surviving Corporation Common Stock. The following table sets forth for certain persons the number of shares of Surviving Corporation Common Stock which, if the Merger were consummated as of the date hereof, would underlie options which such holders of Holdings Preferred Stock Options and SARs would be entitled to receive in accordance with the Merger Agreement.

                               ISP INCENTIVE PLAN


                                                                                        NUMBER OF SHARES
                                                                                       UNDERLYING OPTIONS
NAME AND POSITION                                                                        UNDER THE PLAN
-----------------                                                                      ------------------
Samuel J. Heyman
  Chairman of the Board
  and Chief Executive Officer.......................................................          (1)
Peter R. Heinze
  President and Chief Operating Officer.............................................          (1)
Carl R. Eckardt
  Executive Vice President, Corporate Development...................................          (1)
James P. Rogers
  Executive Vice President, Finance.................................................          550,124
Richard A. Weinberg
  Executive Vice President, General
  Counsel and Secretary.............................................................          378,024
Charles M. Diker....................................................................          (1)
Harrison J. Goldin..................................................................          (1)
Sanford Kaplan......................................................................          (1)
Burt Manning........................................................................          (1)
All current executive officers as a group...........................................        1,042,003
All non-employee directors as a group...............................................          (1)
All employees (except executive officers) as a group................................          621,447


------------------
(1) The proposed amendment to the ISP Incentive Plan does not affect the options held by this person or group.

     THE ISP BOARD RECOMMENDS A VOTE FOR ADOPTION OF THE PROPOSED AMENDMENT TO THE ISP INCENTIVE PLAN.

                       PROPOSAL 3--ELECTION OF DIRECTORS

     Seven directors are to be elected to serve until the next Annual Meeting of Stockholders and until their successors are elected and have qualified. The persons designated in the enclosed proxy card will vote shares represented by a valid unrevoked proxy FOR the election of each of the below-named nominees unless instructions to the contrary are indicated in the proxy. If any such nominees should be unable to serve for any reason, which the Company does not anticipate, it is intended that proxies will be voted for the election of such other persons as shall be designated by the ISP Board. The directors of ISP serving immediately prior to the Effective Date will be the initial directors of the Surviving Corporation.

NOMINEES

     The following persons, all of whom are currently directors of ISP, have been nominated for election as directors. Under ISP's By-Laws, each director continues in office until the next Annual Meeting of Stockholders and until his successor is elected and qualified. No family relationship exists between any of the directors or executive officers of the Company. The information presented below with respect to each nominee has been furnished by the nominee.

NAME                                         AGE   POSITION
----                                         ---   --------
Charles M. Diker..........................   63    Mr. Diker has been a director of ISP since February 1992. He has been a non-managing principal of Weiss, Peck & Greer, an investment management firm, since 1975. He also has been
                                                     Chairman of the Board of Cantel Industries Inc., a
                                                     manufacturer of medical diagnostics and infection control
                                                     products, since 1986. Mr. Diker is a director of
                                                     BeautiControl Cosmetics, a cosmetics company, Data
                                                     Broadcasting Corporation, a financial data broadcasting
                                                     company, Chyron Corporation, a designer and manufacturer of digital equipment, software and systems, and AMF Bowling,
                                                     Inc., an owner and operator of, and manufacturer of equipment for, commercial bowling centers.
Carl R. Eckardt...........................   67    Mr. Eckardt has been a director of ISP since its formation and
                                                     Executive Vice President, Corporate Development, of ISP since
                                                     November 1996, which position he had held from ISP's
                                                     formation to January 1994. From January 1994 to November
                                                     1996, Mr. Eckardt was President and Chief Operating Officer
                                                     of ISP. He has been Executive Vice President of Holdings
                                                     since its formation. Mr. Eckardt also has been Vice Chairman of GAF since November 1996 and a director of GAF since April
                                                     1987. He was Executive Vice President of GAF from April 1989 to November 1996 and held the same position with GAF's
                                                     predecessor from January 1987 to April 1989. Mr. Eckardt has been Executive Vice President of G-I Holdings Inc. ('G-I
                                                     Holdings'), a subsidiary of GAF, since March 1993. Mr.
                                                     Eckardt joined GAF's predecessor in 1974.
Harrison J. Goldin........................   62    Mr. Goldin has been a director of ISP since its formation. Mr.
                                                     Goldin has been the senior managing director of Goldin
                                                     Associates, L.L.C., a consulting firm, since January 1990.
                                                     Mr. Goldin was the Comptroller of the City of New York from
                                                     1974 to 1989 and a New York State Senator from 1966 to 1973.

NAME                                         AGE   POSITION
----                                         ---   --------
Peter R. Heinze...........................   55    Dr. Heinze has been a director, President and Chief Operating
                                                     Officer of ISP since November 1996. He was Senior Vice
                                                     President, Chemicals of PPG Industries, Inc., a glass
                                                     products, coatings and resins, and chemicals manufacturer, from April 1993 to November 1996 and Group Vice President,
                                                     Chemicals of PPG Industries, Inc. from August 1992 to April
                                                     1993. From January 1988 to August 1992, Dr. Heinze was
                                                     President, Chemicals Division, and an Executive Vice
                                                     President of BASF Corporation, a diversified chemical
                                                     manufacturing company.

Samuel J. Heyman..........................   59    Mr. Heyman has been a director, Chairman and Chief Executive
                                                     Officer of ISP since its formation and has held the same
                                                     positions with Holdings since its formation. Mr. Heyman also has been a director, Chairman and Chief Executive Officer of
                                                     GAF and certain of its subsidiaries since April 1989, prior to which he held the same position with GAF's predecessor
                                                     from December 1983 to April 1989. Mr. Heyman has been a
                                                     director and Chairman of Building Materials Corporation of
                                                     America ('BMCA'), an indirect wholly-owned subsidiary of GAF, since its formation, Chief Executive Officer of BMCA since
                                                     June 1996 and a director of U.S. Intec Inc. ('USI'), a
                                                     wholly-owned subsidiary of BMCA, since October 1995. He is also the Chief Executive Officer, Manager and General Partner
                                                     of a number of closely held real estate development companies and partnerships whose investments include commercial real estate and a portfolio of publicly traded securities.

Sanford Kaplan............................   81    Mr. Kaplan has been a director of ISP since November 1992. He has been a private investor and consultant since 1977 when he retired from Xerox Corporation, where he was a Senior Vice
                                                     President and a director. He is also a director emeritus of
                                                     Intel Corp., a computer hardware and component manufacturer.

Burt C. Manning...........................   66    Mr. Manning has been a director of ISP since November 1992. Mr.
                                                     Manning was Chairman of J. Walter Thompson Company, a
                                                     multinational advertising company, from July 1987 through
                                                     December 1997 and was Chief Executive Officer of such company from July 1987 to December 1996. He has served as Chairman
                                                     Emeritus of such company since January 1998.

                               EXECUTIVE OFFICERS

     A brief biography of each executive officer of ISP (other than Messrs. Heyman and Eckardt and Dr. Heinze, whose biographies are set forth above) is provided below. Executive officers are typically elected by the Board of Directors at its annual meeting and hold office until the next annual meeting of the Board of Directors or until their successors have been duly elected and qualified.


NAME                                         AGE   POSITION
------------------------------------------   ---   ---------------------------------------------------------------
James P. Rogers...........................   47    Mr. Rogers has been Executive Vice President-Finance of ISP and
                                                     Executive Vice President and Chief Financial Officer of
                                                     Holdings since December 1996. He was Senior Vice President and Chief Financial Officer of Holdings from its formation to
                                                     December 1996 and Senior Vice President-Finance of ISP from
                                                     November 1993 to December 1996. He was Treasurer of ISP from
                                                     March 1992 to December 1994 and from September 1995 to
                                                     December 1996. Mr. Rogers also has been Executive Vice
                                                     President and Chief Financial Officer of GAF, G-I Holdings
                                                     and certain of their subsidiaries and Executive Vice
                                                     President of BMCA and USI since December 1996. He was Senior
                                                     Vice President and Chief Financial Officer of GAF, G-I
                                                     Holdings and certain of their subsidiaries from November 1993 to December 1996 and of BMCA from its formation to December
                                                     1996. Mr. Rogers has been a director of USI since October
                                                     1995 and was Senior Vice President of USI from October 1995 to December 1996. He has served as Treasurer of GAF, G-I
                                                     Holdings and certain of their subsidiaries since March 1992 and was Vice President-Finance of such corporations from
                                                     March 1992 to October 1993. From August 1987 to March 1992,
                                                     Mr. Rogers was Treasurer of Amphenol Corporation, a
                                                     manufacturer of electronic connectors.

Andrew G. Mueller.........................   55    Mr. Mueller has been Executive Vice President-Operations of ISP since May 1997. He was employed by BASF Corporation as Group
                                                     Vice President, Colorants & Textile/Leather Chemicals from
                                                     December 1995 to April 1997 and as Vice President, Fiber
                                                     Intermediates from April 1989 to November 1995.

Richard A. Weinberg.......................   38    Mr. Weinberg has been Executive Vice President and General
                                                     Counsel of ISP and certain of its subsidiaries and of
                                                     Holdings since May 1998 and was Senior Vice President and
                                                     General Counsel of ISP and certain of its subsidiaries from
                                                     May 1996 to May 1998 and of Holdings from its formation to
                                                     May 1998. He also has been Executive Vice President and
                                                     General Counsel of GAF, G-I Holdings, BMCA and certain of
                                                     their subsidiaries since May 1998 and was Senior Vice
                                                     President and General Counsel of such corporations from May
                                                     1996 to May 1998. He was Vice President and General Counsel
                                                     of BMCA from September 1994 to May 1996, Vice President-Law of BMCA from May 1994 to September 1994 and Vice
                                                     President-Law of GAFBMC from April 1993 to May 1994. Mr.
                                                     Weinberg was employed by Reliance Group Holdings Inc., a
                                                     diversified

NAME                                         AGE   POSITION
----                                         ---   --------
                                                     insurance holding company, as Staff Counsel from October 1987 to January 1990 and as Assistant Vice President and Corporate
                                                     Counsel from January 1990 to April 1993.

Randall R. Lay............................   43    Mr. Lay has been Vice President and Chief Financial Officer of
                                                     ISP since April 1995. From August 1993 to April 1995, he
                                                     served as Controller, Specialty Derivatives of ISP. From
                                                     March 1991 to August 1993, he was Director, Financial
                                                     Planning of Otis Elevator Company and from July 1989 to March
                                                     1991 he was Director, Financial Planning of United
                                                     Technologies Corporation.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


     As of April 17, 1998, the ISP Common Stock was beneficially owned by the Company's directors, the executive officers named in the Summary Compensation Table below, directors and executive officers of the Company as a group and each person or group known by the Company to be the beneficial owner of more than 5% of the ISP Common Stock as follows:


                                                 NUMBER OF                NUMBER OF SHARES
NAME(1)                                         SHARES OWNED      %      BENEFICIALLY OWNED          %
-------                                         ------------      -      ------------------          -
Samuel J. Heyman..............................      125,000         *        80,715,000(2)(3)       83.8(2)(3)(5)
Carl R. Eckardt...............................        1,000         *           103,832(3)(5)          *
Peter R. Heinze...............................            0        --                 0               --
Charles M. Diker..............................       12,000         *            41,000(3)(4)          *
Harrison J. Goldin............................            0        --            15,000(3)             *
Sanford Kaplan................................        5,000         *            20,000(3)             *
Burt Manning..................................        7,000(3)      *            22,000(3)             *
James P. Rogers...............................       20,848(3)      *            88,168(3)             *
Richard A. Weinberg...........................            0        --             5,600(3)             *
Holdings......................................   80,500,000      83.7%       80,500,000             83.7%
All directors and executive officers of ISP as
  a group (11 persons)........................      173,039(3)      *        81,013,191(2)(3)(5)      84%

------------------------
 * Less than 1%.

(1) The business address of each of the directors and executive officers listed above is 1361 Alps Road, Wayne, New Jersey 07470.


(2) Includes 80,500,000 shares owned by Holdings, a corporation controlled by Mr. Heyman. The business address of Holdings is 818 Washington Street, Wilmington, Delaware 19801.


(3) Includes, with respect to Mr. Heyman, 90,000 shares; Mr. Eckardt, 102,832 shares; Mr. Diker, 15,000 shares; Mr. Goldin, 15,000 shares; Mr. Kaplan, 15,000 shares; Mr. Manning, 15,000 shares; Mr. Rogers, 67,320 shares; Mr. Weinberg, 5,600 shares; and all directors and executive officers as a group, 326,152 shares, subject to options granted under the ISP Incentive Plan which are currently exercisable or will become exercisable within the next 60 days. Also includes with respect to Mr. Rogers 7,848 shares and for all directors and executive officers as a group 9,309 shares, which were held in the GAF Capital Accumulation Plan as of December 31, 1997. Includes with respect to Mr. Rogers 10,000 shares held jointly with his spouse and with respect to Mr. Manning 7,000 shares held jointly with his spouse.

                                              (Footnotes continued on next page)

(Footnotes from previous page)

(4) Includes 4,050 shares held by trusts for the benefit of Mr. Diker's children of which Mr. Diker is trustee; 5,950 shares held by Mr. Diker's spouse, as to which Mr. Diker disclaims beneficial ownership; and 4,000 shares over which Mr. Diker shares investment power, as to which Mr. Diker disclaims beneficial ownership.


(5) The number of shares shown as being beneficially owned by all directors and officers of the Company as a group attributes ownership of Holdings' 80,500,000 shares to Mr. Heyman. As of June 10, 1998, Messrs. Heyman and Eckardt beneficially owned 97% and 1.7%, respectively, of the outstanding capital stock of Holdings.


MEETINGS, COMMITTEES AND DIRECTORS' FEES

     The ISP Board met six times in 1997.

     The ISP Board has delegated certain of its functions and responsibilities to committees of the ISP Board.

     The Audit Committee reviews the integrity of the Company's financial statements, internal controls, the internal audit function, the function and fees of the independent public accountants, and other matters relating to financial and accounting functions. Messrs. Diker, Goldin and Kaplan presently constitute the Audit Committee. The Audit Committee met two times in 1997.

     The Compensation Committee is responsible for the review and administration of the Company's compensation practices, policies and plans. Messrs. Diker, Goldin and Manning presently constitute the Compensation Committee. The Compensation Committee met four times during 1997.

     The ISP Board does not have a nominating committee. Mr. Kaplan attended three ISP Board meetings and one Audit Committee meeting in 1997.

     No directors who are employees of ISP or its affiliates receive compensation for their services as directors. Outside directors receive an annual fee of $18,000 and a fee of $750 per meeting of the Board of Directors. Outside directors are compensated $250 per committee meeting held in connection with a Board of Directors meeting and $750 per committee meeting held independently. An additional fee of $3,000 per year is paid to outside directors who chair a committee. If an outside director chairs more than one committee, no additional compensation is paid. Under the ISP Incentive Plan, which will be assumed by the Surviving Corporation in the Merger, each outside director is granted a non-qualified stock option to purchase 5,000 shares of ISP Common Stock (the 'Initial Option') on the date such person becomes a director and an additional non-qualified option to purchase 2,500 shares of ISP Common Stock (an 'Additional Option') on each anniversary of the date of grant of the Initial Option. The term of each option granted is nine years. Initial Options are subject to a three-year vesting period, commencing on the first anniversary of the date of grant, and Additional Options are subject to a one-year vesting period, becoming exercisable in full on the first anniversary of the date of grant. The exercise price of the options is equal to the fair market value of the underlying shares on the date of grant. The Company currently has four non-employee directors, Messrs. Diker, Goldin, Kaplan and Manning, each of whom was granted an Additional Option to purchase 2,500 shares of ISP Common Stock during 1997. See 'THE MERGER--Background of the Merger.'


     Following consummation of the Merger, the Board of Directors of the Surviving Corporation initially will have three committees (which will be the same as the three committees of the ISP Board). The principal responsibilities and membership of each such committee initially will be the same as the principal responsibilities and membership of the corresponding committee of the ISP Board.

               COMPENSATION OF EXECUTIVE OFFICERS OF THE COMPANY

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

     The Compensation Committee of the Board of Directors establishes the compensation policies of the Company, evaluates and determines the specific compensation levels for the Company's executive officers and other employees and administers the Company's compensation plans. The Compensation Committee is composed of three independent, non-employee directors who have no interlocking relationships as defined by the rules promulgated by the Securities and Exchange Commission.

PHILOSOPHY

     The objectives of the Company's executive compensation program are to support the Company's strategic goals, to provide compensation that will attract, retain and motivate highly qualified executives and to align executives' long-term interests with those of the Company's stockholders. The Compensation Committee's philosophy is to compensate the Company's executive officers based primarily on their performance and level of responsibility. Generally, the Company seeks to maintain a competitive position in the executive marketplace with companies identified by the Company, using external surveys, as being of similar size and engaged in similar businesses, by establishing total compensation levels for executive officers competitive with the median total compensation earned by executives with comparable responsibilities in such comparison group. These companies are not necessarily the same as those comprising the peer group index in the performance graph included elsewhere in this proxy statement.

EXECUTIVE COMPENSATION

     The principal components of the Company's executive compensation program are base salary, annual incentive compensation and long-term incentive compensation primarily in the form of stock options.

     Executive salary levels generally are adjusted annually based on an evaluation of each executive's performance (such as individual managerial accomplishments and current responsibilities of such executive officer) and the Company's budgetary considerations.

     Annual incentive compensation for executive officers is awarded under the Company's Executive Incentive Compensation Program ('EIC') and is based on both corporate and individual performance. In any year, the aggregate EIC pool, if any, for all awards is based principally on the Company's operating income as a percentage of the Company's budgeted operating income established at the beginning of such year. The EIC pool for any year may vary in size depending upon unusual factors affecting the Company's operating results. Individual award targets for each participant in the EIC (including executive officers) are computed as a percentage of base salary based on such participant's grade level. Individual EIC awards may vary from the applicable percentage based on corporate performance as described above or any executive officer's individual performance as described below.


     Specific performance-related targets and objectives for an executive officer are established at the beginning of each year. These individual goals relate to specific business, department or managerial objectives that support the Company's overall business plan and other specific corporate goals and strategic objectives established for the year. After considering the evaluations and recommendations of the executive officer's supervisor and a senior management committee comprised of the Company's Chief Executive Officer, President or Chief Operating Officer and Senior Vice President, Human Resources, the Compensation Committee determines an executive officer's individual EIC award based on the Company's financial performance, such officer's achievement of these pre-established targets and goals and such officer's contribution to the Company's overall performance. It also exercises discretion in view of the Company's compensation objectives and policies described above to determine total annual compensation. Based upon the foregoing criteria, the Compensation Committee determined that an aggregate of $1,028,269 in EIC awards should be paid to the Company's executive officers for the year ended December 31, 1997.


     The Compensation Committee believes that stock ownership by management encourages management to enhance stockholder value. Accordingly, options to purchase shares of ISP Common Stock are an important component of the Company's performance-based compensation philosophy and provide a vehicle by which executive officers can obtain a stake in the Company, thus motivating them to increase the Company's profitability. The Compensation Committee generally has granted options to executive officers under the ISP Incentive Plan on a regular, periodic basis based upon the executive's individual performance, respective grade level and the Company's stock price at the time of grant. The Compensation Committee also may grant from time to time options to executives based on individual merit, taking into account, among other things, an evaluation of the executive's past or potential contribution to the Company, its parents or subsidiaries and recommendations by the Company's management including the Chief Executive Officer. In December 1997, such special option grants included options granted under the ISP Future Leadership Program, which was adopted by the Board of Directors in December 1995 as part of the ISP Incentive Plan. During 1997, non-qualified stock options for an aggregate of 76,250 shares of ISP Common Stock were granted to the Company's executive officers, including options for 7,500 shares granted under the ISP Future Leadership Program.

COMPENSATION OF THE CHIEF EXECUTIVE OFFICER


     The Compensation Committee reviews and evaluates the Chief Executive Officer's total compensation package annually. Although the Compensation Committee's bases for determining the Chief Executive Officer's compensation are substantially the same as discussed above with respect to the Company's other executive officers, the Compensation Committee relies more heavily on the Company's financial performance, overall financial condition and achievement of annual and strategic corporate objectives in determining the total annual and long-term compensation for Mr. Heyman. Among the criteria used in determining Mr. Heyman's compensation are (i) the Company's financial performance compared to its performance in the prior year, including the Company's operating income, revenues, net income per share and overall financial condition, and (ii) the Company's actual financial performance compared to its annual business plan. In recognition of the Company's performance during 1996 and the extent to which certain financial and operational goals were met, the Compensation Committee increased Mr. Heyman's annual base salary to $581,500, effective as of April 1, 1997.



     Mr. Heyman also is eligible to participate in the EIC to the same extent as other executive officers of the Company. Based on the Compensation Committee evaluation of both corporate and individual achievement of performance-related goals as described above, Mr. Heyman was entitled to receive an EIC award of up to approximately $648,950 for 1997. Mr. Heyman elected not to receive any award so that the aggregate EIC pool for 1997 could be awarded in its entirety to the other executives of the Company. The Compensation Committee also considers Mr. Heyman's total compensation package relative to that of other chief executive officers in the comparison group of companies of similar size and in similar businesses to the Company described above. The Company believes that Mr. Heyman's compensation is below average in comparison to that paid to chief executive officers of such comparable companies.


     Members of the Compensation Committee:

        Charles M. Diker
        Harrison J. Goldin
        Burt C. Manning

                           SUMMARY COMPENSATION TABLE

     The following table sets forth the cash and non-cash compensation for each of the last three fiscal years awarded to or earned by the Chief Executive Officer of ISP and the four other most highly compensated executive officers of ISP who were employed by ISP as of December 31, 1997.

                                                                                           LONG-TERM
                                                                                          COMPENSATION
                                                     ANNUAL COMPENSATION               ------------------
                                          ------------------------------------------       SECURITIES
                                FISCAL                                OTHER ANNUAL         UNDERLYING             ALL OTHER
NAME AND PRINCIPAL POSITION      YEAR     SALARY($)    BONUS($)(1)   COMPENSATION(1)   OPTIONS/SARS(#)(2)      COMPENSATION($)
------------------------------  ------    ---------    -----------   ---------------   ------------------      ---------------
Samuel J. Heyman .............    1997    $ 579,125     $       0        $     0               0                   $20,579(3)
  Chairman of the Board of        1996      572,000       200,000              0         89,200(ISP-O)              14,739(3)
  Directors and Chief             1995      553,666       200,000              0         150,000(ISP-O)              9,848(3)
  Executive Officer
Peter R. Heinze ..............    1997    $ 379,725     $ 349,271        $31,774(4)      18,750(ISP-O)             $24,291(4)
  President and Chief             1996       46,875(4)     40,000(4)           0         156,250(ISP-O)                  0(4)
  Operating                       1995             (4)           (4)          (4)                       (4)               (4)
  Officer
Carl R. Eckardt ..............    1997    $ 340,704     $ 156,277        $     0               0                   $ 8,500(5)
  Executive Vice President,       1996      339,612       164,901              0         49,600(ISP-O)              17,756(5)
  Corporate Development           1995      325,500       300,000              0         41,600(ISP-O)              10,095(5)
James P. Rogers ..............    1997    $ 275,125     $ 250,000        $     0          7,500(ISP-O)             $18,459(6)
  Executive Vice President,       1996      263,467       225,000              0         39,210(ISP-O)  /           14,258(6)
  Finance(9)                                                                             24,095(ISPH-O) (6)(8)
                                  1995      248,333       225,000              0         38,300(ISP-O)              13,154(6)
Richard A. Weinberg ..........    1997    $ 252,475     $ 250,000        $     0               0                   $15,118(7)
  Senior Vice President,          1996      130,833(7)    125,014(7)           0         37,410(ISP-O)  /            2,960(7)
  General Counsel and                                                                    31,970(ISPH-O) (7)(8)
  Secretary(10)                   1995             (7)           (7)            (7)           (7)                      (7)


------------------


 (1) Bonus amounts are payable pursuant to ISP's Executive Incentive Compensation Program, except that in respect of the bonus amounts paid to certain executive officers in 1997, ISP was reimbursed under a management agreement for a portion of the bonus amounts earned by such executive officers. See 'CERTAIN TRANSACTIONS--Management Agreement.'



 (2) The ISP options (ISP-O) are for shares of ISP Common Stock and the Holdings options (ISPH-O) are for shares of redeemable convertible preferred stock of Holdings. See '--Options and Stock Appreciation Rights.'


 (3) Included in 'All Other Compensation' for Mr. Heyman are: $18,116, $12,989 and $8,598 for the premiums paid by the Company for a life insurance policy in 1997, 1996 and 1995, respectively; and $1,963, $1,250 and $1,250 for the premiums paid by the Company for a long-term disability policy in 1997, 1996 and 1995, respectively.

 (4) Included in 'Other Annual Compensation' for Dr. Heinze are $25,043 in payment of moving related expenses and a 'tax gross-up' of $6,731 in 1997. Included in 'All Other Compensation' for Dr. Heinze are $10,792, representing the Company's contribution under the GAF Capital Accumulation Plan in 1997; $11,536 for the premium paid by the Company for a life insurance policy in 1997; and $1,963 for the premium paid by the Company for a long-term disability policy in 1997. Dr. Heinze commenced employment with ISP in November 1996.

 (5) Included in 'All Other Compensation' for Mr. Eckardt are: $6,537, $16,506 and $8,845 for the premiums paid by the Company for a life insurance policy in 1997, 1996 and 1995, respectively; and $1,963, $1,250 and $1,250 for the premiums paid by the Company for a long-term disability policy in 1997, 1996 and 1995, respectively.

                                              (Footnotes continued on next page)

(Footnotes continued from previous page)


 (6) Included in 'All Other Compensation' for Mr. Rogers are: $11,450, $11,198 and $10,963, representing the Company's contribution under the GAF Capital Accumulation Plan in 1997, 1996 and 1995, respectively; $5,046, $1,810 and $978 for the premiums paid by the Company for a life insurance policy in 1997, 1996 and 1995, respectively; and $1,963, $1,250 and $1,213 for the premiums paid by the Company for a long-term disability policy in 1997, 1996 and 1995, respectively. Excluded are the stock appreciation rights relating to shares of Holdings common stock referred to in Note (2) under the second table under '--Options and Stock Appreciation Rights.'



 (7) Mr. Weinberg commenced service as Senior Vice President, General Counsel and Secretary of the Company in May 1996. Prior to that time, he served as Vice President and General Counsel of BMCA. Excluded are amounts paid to Mr. Weinberg by BMCA prior to May 1996. Included in 'All Other Compensation' for Mr. Weinberg are: $11,300 and $2,158, representing the Company's contribution under the GAF Capital Accumulation Plan in 1997 and 1996, respectively; $1,914 and $277 for the premiums paid by the Company for a life insurance policy in 1997 and 1996, respectively; and $1,904 and $525 for the premiums paid by the Company for a long-term disability policy in 1997 and 1996, respectively. Mr. Weinberg was appointed Executive Vice President, General Counsel and Secretary of the Company in May 1998.



 (8) Excluded are the stock appreciation rights relating to shares of GAF common stock referred to in Note (4) under the second table under '--Options and Stock Appreciation Rights.'



 (9) If the Merger were consummated on the date hereof, Mr. Rogers would receive, subject to satisfaction of future vesting requirements through December 2003 and subject to his remaining an employee of the Company at such vesting periods, $5.3 million and options to purchase 550,124 shares of Surviving Corporation Common Stock. These options would have an exercise price of $16.125 per share. See 'THE MERGER AGREEMENT--The Merger--Treatment of Holdings' Options and SARs.'



(10) If the Merger were consummated on the date hereof, Mr. Weinberg would receive, subject to satisfaction of future vesting requirements through December 2003 and subject to his remaining an employee of the Company at such vesting periods, $3.2 million and options to purchase 378,024 shares of Surviving Corporation Common Stock. These options would have an exercise price of $16.125 per share. See 'THE MERGER AGREEMENT--The Merger--Treatment of Holdings' Options and SARs.'

OPTIONS AND STOCK APPRECIATION RIGHTS

     The following tables summarize options to acquire ISP Common Stock ('ISP Options') granted during 1997 to the executive officers named in the Summary Compensation Table above, the potential realizable value of such options and the value of the unexercised ISP Options, Holdings Preferred Stock Options and SARs held by such persons on December 31, 1997. No Options or SARs were exercised by such persons, and no Holdings Preferred Stock Options or SARs relating to common stock of Holdings were granted, during 1997.

                     ISP COMMON STOCK OPTION GRANTS IN 1997

                                           % OF TOTAL                                         POTENTIAL REALIZABLE VALUE
                            NUMBER OF       OPTIONS                                             AT ASSUMED ANNUAL RATES
                           SECURITIES      GRANTED TO                 MARKET                  OF STOCK PRICE APPRECIATION
                           UNDERLYING      EMPLOYEES    EXERCISE/    PRICE ON                       FOR OPTION TERM
                             OPTIONS       IN FISCAL    BASE PRICE   DATE OF    EXPIRATION   -----------------------------
NAME                         GRANTED          1997        ($/SH)      GRANT        DATE        0%         5%        10%
----                      -------------    ----------   ----------   --------   ----------     --         --        ---

Samuel J. Heyman.........      --            --            --           --         --          --         --         --

Peter R. Heinze.......... 18,750(ISP-O)(1)     3.6%      $ 9.9375    $14.9375    12/31/03    $93,750   $189,003   $309,847

Carl R. Eckardt..........      --            --            --           --         --          --         --         --

James P. Rogers..........  7,500(ISP-O)(1)     1.5%      $ 9.9375    $14.9375    12/31/03    $37,500   $ 75,601   $123,939

Richard A. Weinberg......      --            --            --           --         --          --         --         --

------------------


(1) The ISP Options were granted under the ISP Incentive Plan. The ISP Options set forth in the foregoing table will become fully vested 2 1/2 years after the date of grant, and, to the extent vested, are exercisable for six years from the date of grant. The Compensation Committee may, on a case by case basis, accelerate the vesting of unvested options in the event of a 'Change of Control' (as therein defined). See 'AMENDMENT OF ISP INCENTIVE PLAN.'

           VALUE OF ISP COMMON STOCK OPTIONS/HOLDINGS PREFERRED STOCK OPTIONS/HOLDINGS STOCK APPRECIATION RIGHTS AT DECEMBER 31, 1997(4)

                                             NUMBER OF SECURITIES UNDERLYING              VALUE OF UNEXERCISED
                                             UNEXERCISED ISP OPTIONS (ISP-O)/       IN-THE-MONEY ISP OPTIONS/HOLDINGS
                                            HOLDINGS OPTIONS (ISPH-O)/HOLDINGS            OPTIONS/HOLDINGS SARS
                                                   SARS(S) AT 12/31/97                       AT 12/31/97(1)
NAME                                            EXERCISABLE/UNEXERCISABLE               EXERCISABLE/UNEXERCISABLE
-----------------------------------------   ----------------------------------      ---------------------------------
Samuel J. Heyman.........................       60,000/179,200(ISP-O)                      $  476,250/$987,550
Peter R. Heinze..........................            0/175,000(ISP-O)                      $        0/$826,172
Carl R. Eckardt..........................        93,784/92,656(ISP-O)                      $  492,907/$457,621
James P. Rogers(4).......................        61,320/83,690(ISP-O)                      $  310,208/$471,329
                                                   7,455/1,864(S)(2)                       $  834,967/$208,742(2)
                                                      0/24,095(ISPH-O)(3)                  $        0/$240,727(3)
Richard A. Weinberg(4)...................         2,800/34,610(ISP-O)                      $    8,925/$107,393
                                                      0/31,970(ISPH-O)(3)                  $        0/$560,168(3)

------------------
(1) All ISP Options, Holdings Preferred Stock Options and Holdings SARs were in-the-money at December 31, 1997.


(2) The Holdings SARs represent the right to receive a cash payment based upon the appreciation in value of the specified number of shares of Holdings common stock over the sum of the determined initial Book Value (as defined) per share of common stock of Holdings, plus interest on such Book Value at a specified rate. The Holdings SARs vest over a five-year period, subject to earlier vesting under certain circumstances including in connection with a change of control, and have no expiration date. The Holdings SARs were issued on January 1, 1997 to holders of stock appreciation rights relating to shares of GAF common stock ('GAF SARs'). The grant date of each Holdings SAR is deemed to be the grant date of such GAF SARs. See '--Summary Compensation Table.'



(3) The Holdings Preferred Stock Options represent options to purchase shares of redeemable convertible preferred stock of Holdings (the 'Holdings Preferred Stock'). Each share of Holdings Preferred Stock is convertible, at the holder's option, into shares of common stock of Holdings at a formula price based on the sum of the determined initial Book Value (as defined in the option agreements) plus interest on such Book Value at a specified rate. The Holdings Preferred Stock Options are exercisable at a price of $111.44 per share and vest over seven years, subject to earlier vesting under certain circumstances including in connection with a change of control. Dividends will accrue on the Holdings Preferred Stock from the date of issuance at the rate of 6% per annum. Holdings Preferred Stock is redeemable, at Holdings' option, for a redemption price equal to the exercise price per share plus accrued and unpaid dividends. The common stock of Holdings issuable upon conversion of the Holdings Preferred Stock is subject to repurchase by Holdings under certain circumstances at a price equal to current Book Value (as defined). The exercise price of the Holdings Preferred Stock Options is equal to the fair value per share of the Holdings Preferred Stock at the date of grant. The Holdings Preferred Stock Options have no expiration date. The Holdings Preferred Stock Options were issued on January 1, 1997, to holders of similar options to purchase redeemable convertible preferred stock of GAF granted during 1996, which GAF options were exchanged for GAF SARs. See Note (4) below. The grant date of each Holdings Preferred Stock Option is deemed to be the grant date of such GAF options. See Notes 9 and 10 under '--Summary Compensation Table.'


(4) Excluded are GAF SARs as follows: Mr. Rogers--7,455 exercisable and 10,473 unexercisable GAF SARs, all of which were in-the-money and had a value of $72,640 in respect of the exercisable and $187,437 in respect of the unexercisable GAF SARs at December 31, 1997; and Mr. Weinberg--12,320 unexercisable GAF SARs, all of which were in-the-money and had a value of $225,286 at December 31, 1997.

PENSION PLANS

     Non-Qualified Retirement Plan. The Company has a non-qualified retirement plan for the benefit of certain key employees (the 'Retirement Plan'). The benefit payable under the Retirement Plan, which vests in accordance with a 10-year schedule, consists of an annual payment commencing at age 65 equal to 25% of a covered employee's last full year's base salary. The benefit continues for the longer of 15 years or the joint lifetimes of the employee or his or her spouse. If a covered employee dies while employed by the Company or a subsidiary, a death benefit of 36% of the employee's base salary at the date of death is payable for a term of 15 years to the employee's beneficiary.

     No new participants have been admitted to the Retirement Plan since January 1989 and it is not anticipated that any new participants will be admitted hereafter. Of the executive officers named in the Summary Compensation Table, only Messrs. Heyman and Eckardt participate in the Retirement Plan.

     The following table shows, for the salary levels and years of service indicated, the annual pension benefit, payable commencing at age 65 to participants in the Retirement Plan.

                            NON-QUALIFIED RETIREMENT PLAN
                              ANNUAL PAYMENTS AT AGE 65
-------------------------------------------------------------------------------------
                                  YEARS OF SERVICE
-------------------------------------------------------------------------------------
 SALARY        5         10         15         20         25         30         35
---------   -------    -------    -------    -------    -------    -------    -------
 $250,000   $31,250    $62,500    $62,500    $62,500    $62,500    $62,500    $62,500
  300,000    37,500     75,000     75,000     75,000     75,000     75,000     75,000
  350,000    43,750     87,500     87,500     87,500     87,500     87,500     87,500
  400,000    50,000    100,000    100,000    100,000    100,000    100,000    100,000
  450,000    56,250    112,500    112,500    112,500    112,500    112,500    112,500
  500,000    62,500    125,000    125,000    125,000    125,000    125,000    125,000
  550,000    68,750    137,500    137,500    137,500    137,500    137,500    137,500
  600,000    75,000    150,000    150,000    150,000    150,000    150,000    150,000
  650,000    81,250    162,500    162,500    162,500    162,500    162,500    162,500
  700,000    87,500    175,000    175,000    175,000    175,000    175,000    175,000

     The years of service covered by the Retirement Plan are twelve years for each of Mr. Heyman and Mr. Eckardt. Current salaries covered by the Retirement Plan are the amounts set forth under the 'salary' column of the Summary Compensation Table for the above-named executive officers. The annual pension benefit is not subject to reduction for Social Security and other benefits and is computed on a straight-life annuity basis.

     Additional Arrangements. ISP has agreed to provide Mr. Eckardt, at age 67, a $200,000 annuity comprising two pieces: (1) the benefits payable under the Retirement Plan described above, and (2) a supplemental retirement benefit representing the difference between $200,000 per year and the benefit payable under the Retirement Plan. The supplemental retirement benefit vests at 20% per year over a five-year period beginning March 1994. In the event Mr. Eckardt should die without a surviving spouse, no supplemental retirement benefit will be payable. In the event Mr. Eckardt should die prior to the termination of his employment, leaving a surviving spouse, his spouse will be entitled to receive for her life an annual payment of the portion of the supplemental retirement benefit in which he was vested on the date of his death. If Mr. Eckardt's employment is terminated involuntarily other than for cause (as defined), or in the event Mr. Eckardt becomes totally and permanently disabled, he will be entitled to receive payment of the portion of the supplemental retirement benefit in which he is vested on the date of termination or the onset of such disability. If Mr. Eckardt's employment is terminated for cause, the Company in its sole discretion may declare all or any portion (whether vested or unvested) of the supplemental retirement benefits forfeited.

OTHER AGREEMENTS

     In connection with his becoming President and Chief Operating Officer of ISP in November 1996, Dr. Heinze and ISP entered into a letter agreement that provides, among other things, that Dr. Heinze will receive an initial base salary of $375,000 per year, certain stock options and other benefits. In accordance with the letter agreement, on December 9, 1996, Dr. Heinze was granted under the ISP Incentive Plan 125,000 ISP Options at an exercise price of $11.25 per share, which options vest in full on December 9, 1999 and expire nine years from the date of grant, and 31,250 ISP Options at an exercise price of $6.25 per share, which options vest in full on June 9, 1999 and expire six years from the date of grant, in each case subject to earlier vesting in the event of a 'Change of Control' (as defined in the ISP Incentive Plan). He is also eligible to participate in ISP's Executive Incentive Compensation Program and the ISP Incentive Plan. The letter agreement also provides that if

Dr. Heinze's employment is terminated by ISP other than for cause, ISP will continue to pay Dr. Heinze his then base salary for a severance period of up to 18 months depending upon when such termination occurs. In addition, in the event of a Change of Control of ISP and either (i) the termination of Dr. Heinze's employment by ISP (or its successor) or other than for cause within twelve months after such Change in Control or (ii) the termination of employment by Dr. Heinze under certain circumstances, Dr. Heinze will continue to receive his base salary in lieu of any other severance for 24 months following such termination.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act requires ISP's directors, executive officers and persons who beneficially own more than 10 percent of a registered class of ISP's equity securities ('10% Owners') to file reports of beneficial ownership of ISP's securities and changes in such beneficial ownership with the Commission. Directors, executive officers and 10% Owners are also required by rules promulgated by the Commission to furnish ISP with copies of all forms they file pursuant to Section 16(a).

     Based solely upon a review of the copies of the forms filed pursuant to
Section 16(a) furnished to ISP, or written representations that no year-end Form 5 filings were required for transactions occurring during fiscal 1997, ISP believes that its directors, executive officers and 10% Owners complied with
Section 16(a) filing requirements applicable to them during fiscal 1997, except that Andrew G. Mueller, Executive Vice President, Operations, inadvertently filed on an untimely basis an initial report of ownership on Form 3.

                               PERFORMANCE GRAPH

     The following graph compares the performance of ISP Common Stock with the performance of the Standard & Poor's 500 Index and the Standard & Poor's Specialty Chemicals Index for the period from January 1, 1993 through the end of 1997. The graph assumes that the value of the investment in the ISP Common Stock and in each index was $100 on December 31, 1992 and that all dividends were reinvested.


                            STOCK PRICE PERFORMANCE
                        TOTAL RETURN ON $100 INVESTMENT
                              DIVIDEND REINVESTED
                              (PERFORMANCE GRAPH)


                                                                           1992    1993    1994    1995    1996    1997
                                                                           ----    ----    ----    ----    ----    ----
S&P 500.................................................................   100     114     112     153     189     252
S&P SPEC CHEM...........................................................   100     110     100     131     134     166
ISP.....................................................................   100      71      75     115     130     158



     The foregoing graph is not incorporated in any prior or future filings of Holdings or ISP under the Securities Act or the Exchange Act, directly or by reference to the incorporation of proxy statements of Holdings or ISP, unless Holdings or ISP specifically incorporates the graph by reference, and the graph shall not otherwise be deemed filed under such Acts.

                              CERTAIN TRANSACTIONS

     Holdings was a wholly-owned subsidiary of GAF until January 1, 1997, when all of its capital stock was distributed to the stockholders of GAF in a series of transactions involving GAF's subsidiaries (the 'Separation Transactions'). As a result, Holdings and ISP are no longer direct or indirect subsidiaries of GAF or its subsidiary, G-I Holdings.

MANAGEMENT AGREEMENT


     Pursuant to a Management Agreement (the 'Management Agreement') which expires at the end of 1998, the Company provides certain general management, administrative, legal, telecommunications, information and facilities services to Holdings and certain of its affiliates, including GAF, BMCA, G-I Holdings and GAF Fiberglass Corporation. Charges by the Company for providing such services aggregated $5.6 million in 1997. Such charges consist of management fees and other reimbursement expenses attributable to, or incurred by the Company for the benefit of, the respective parties, which are based on an estimate of the costs the Company incurs to provide such services. Effective January 1, 1998, the term of the Management Agreement was extended through the end of 1998, and the management fees payable under the agreement were adjusted, including an adjustment to reflect the direct payment by BMCA of the costs of certain services rendered by third parties that were previously included in the management fees payable to the Company. The Company and BMCA further modified the agreement to allocate a portion of the management fees payable by BMCA under the Management Agreement to separate lease payments for the use of BMCA's headquarters. Based on the services provided by the Company in 1997, after taking into account the modifications to the agreement described above, the aggregate amount payable to the Company under the Management Agreement for 1998 is expected to be approximately $5.6 million. BMCA also is expected to pay directly certain third-party costs which aggregated approximately $0.4 million in 1997, that were previously included in the management fees. In addition, the Company currently anticipates that in 1998 BMCA will require additional space for its headquarters and will pay additional rent based on the square footage to be occupied. Although, due to the unique nature of the services provided under the Management Agreement, comparisons with third-party arrangements are difficult, the Company believes that the terms of the Management Agreement, taken as a whole, are no less favorable to the Company than could be obtained from an unaffiliated third party. Certain of the executive officers of the Company perform services for affiliates of the Company pursuant to the Management Agreement, and ISP is indirectly reimbursed therefor by virtue of the management fees and other reimbursable expenses payable under the Management Agreement. BMCA reimbursed ISP for a portion of the bonus amounts paid to Messrs. Rogers and Weinberg in connection with services performed by them for BMCA during 1997. See 'COMPENSATION OF EXECUTIVE OFFICERS OF THE COMPANY-- Summary Compensation Table.' In connection with the execution of the Merger Agreement, an amendment to the Management Agreement was executed pursuant to which G-I Holdings agreed to reimburse the Surviving Corporation for any amounts paid by the Surviving Corporation pursuant to the exercise of rights to receive cash and options to purchase Surviving Corporation Common Stock granted to Mr. Sunil Kumar, the President and Chief Operating Officer of BMCA, by the Surviving Corporation in accordance with the terms of the Merger Agreement and in exchange for SARs and Holdings Preferred Stock Options held by Mr. Kumar.


TAX SHARING AGREEMENT

     Effective January 1, 1997, the Company and each of its domestic subsidiaries entered into an agreement (the 'Tax Sharing Agreement') with Holdings with respect to the payment of Federal income taxes and certain related matters. During the term of the Tax Sharing Agreement, which extends as long as the Company or any of its domestic subsidiaries, as the case may be, are included in a consolidated Federal income tax return filed by Holdings or a successor entity, the Company is obligated to pay to Holdings an amount equal to those Federal income taxes the Company would have incurred if, subject to certain exceptions, the Company (on behalf of itself and its domestic subsidiaries) filed its own consolidated Federal income tax return. These exceptions include, among others, that the Company may utilize certain favorable tax attributes, i.e., losses, deductions and credits (except for a certain amount of foreign tax credits and, in general, net operating losses), only at the time such attributes reduce the Federal income tax liability of Holdings and its consolidated subsidiaries (the 'Holdings Group'); and that the Company may carry back or carry forward its favorable tax attributes only after taking into account current tax attributes of the Holdings Group. In general, subject to the foregoing limitations, unused tax attributes carry forward for use in reducing amounts payable by the Company to Holdings in future years. Subject to certain exceptions, actual payment for such attributes will be made by Holdings to the Company only when Holdings receives an actual refund of taxes from the Internal Revenue Service or, under certain circumstances, the earlier of (i) the dates of the filing of Federal income tax returns of the Company for taxable years of the Company following the last taxable year in which it was a member of the Holdings Group, or (ii) when Holdings no longer owns more than 50% of the Company. Foreign tax credits not utilized by the Company in computing its tax sharing payments will be refunded by Holdings to the Company, if such credits expire unutilized, upon the termination of the statute of limitations for the year of expiration. The Tax Sharing Agreement provides for analogous principles to be applied to any consolidated, combined or unitary state or local income tax filings. Under the Tax Sharing Agreement, Holdings makes all decisions with respect to all matters relating to taxes of the Holdings Group. The provisions of the Tax Sharing Agreement take into account both the Federal income taxes ISP would have incurred if it filed its own separate Federal income tax return and the fact that ISP is a member of the ISP Holdings Group for Federal income tax purposes.

     ISP was a party to tax sharing agreements with members of the GAF consolidated tax group (the 'GAF Group'). As a result of the Separation Transactions, ISP is no longer included in the consolidated Federal income tax returns of GAF and, therefore, such tax sharing agreements are no longer applicable with respect to the tax liabilities of ISP for periods subsequent to the Separation Transactions. ISP remains obligated, however, with respect to tax liabilities imposed or that may be imposed for periods prior to the Separation Transactions. Among other things, those tax sharing agreements provide for the sharing of the GAF Group's consolidated tax liability based on each member's proportionate share of the tax as if such member filed on a separate basis. Accordingly, ISP would be required to pay an amount equal to its allocable share of any consolidated tax deficiency of the GAF Group and would be entitled to a refund if losses or other attributes reduce the GAF Group's consolidated tax liability. Moreover, foreign tax credits generated by ISP not utilized by GAF will be refunded by GAF or its subsidiary to ISP, if such credits expire unutilized upon termination of the statute of limitations for the year of expiration. Furthermore, those tax sharing agreements provide for an indemnification to ISP for any tax liability attributable to another member of the GAF Group.

SALES TO AFFILIATES

     BMCA purchases from the Company all of its colored roofing granules requirements (except for the requirements of BMCA's California roofing plant) under a requirements contract. In addition, in December 1995, USI commenced purchasing from the Company substantially all of its requirements for colored roofing granules (except for the requirements of USI's Stockton, California and Corvallis, Oregon plants) pursuant to a requirements contract. Each such requirements contract was renewed for 1998 and is subject to annual renewal unless terminated by either party to the agreement. In 1997, BMCA and USI purchased a total of $51.1 million of mineral products from the Company, representing approximately 7% of the Company's total net sales and approximately 62% of the Company's net sales of mineral products. The Company's supply arrangements with BMCA and USI are at prices and on terms which the Company believes are no less favorable to it than could be obtained from an unaffiliated third party.

AFFILIATE BORROWINGS

     Under the terms of its revolving credit facility, the Company and its subsidiaries are permitted to make loans to affiliates, and provide letters of credit issued for the benefit of such affiliates, up to an aggregate amount not to exceed $75 million outstanding at any time. The largest amount of such loans and letters of credit outstanding at any time during 1997 was $19.0 million. Such loans and letters of credit were on terms which the Company believes were no less favorable to the Company than could have been obtained from unaffiliated third parties. As of March 29, 1998, no loans to affiliates or letters of credit for the benefit of affiliates were outstanding.

     During 1997, the Company and its subsidiaries also borrowed from Holdings from time to time at the same rates available to the Company under its revolving credit facility, which the Company believes were on terms no less favorable to the Company than could be obtained from unaffiliated third parties. The largest amount of such loans from Holdings outstanding at any time during 1997 was $68.6 million, and as of March 29, 1998 such borrowings outstanding were $50.0 million.

CERTAIN OTHER TRANSACTIONS

     For a discussion of certain arrangements with executive officers of the Company, see 'COMPENSATION OF EXECUTIVE OFFICERS OF THE COMPANY--Other Agreements' and '--Pension Plans--Additional Arrangements.'

     The Company invests primarily in international and domestic arbitrage and securities of companies involved in acquisition or reorganization transactions, including, at times, common stock short positions which are offsets against long positions in securities which are expected, under certain circumstances, to be exchanged or converted into the short positions. The latter category of investments is administered, at no cost or charge to the Company, by certain investment partnerships controlled by Mr. Heyman and his family, and, when purchased or sold on the same day as investments purchased or sold by members of the GAF group of companies, other members of the Holdings group and certain Heyman family enterprises, are effected at the same price as the investments of such other entities.

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the issuance of the shares of Surviving Corporation Common Stock to be issued in the Merger will be passed upon for Holdings by Weil, Gotshal & Manges LLP (a limited liability partnership including professional corporations), New York, New York. Weil, Gotshal & Manges LLP has from time to time represented, and may continue to represent, the Company and certain of its affiliates in connection with certain legal matters.

                         INDEPENDENT PUBLIC ACCOUNTANTS

     No accounting firm has been selected to date to audit the accounts of the Company for 1998. No such selection shall be made without the recommendation and approval of ISP's Audit Committee.


     Incorporation by Reference. The consolidated balance sheets and schedules of ISP and Holdings as of December 31, 1997 and 1996 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997 are incorporated by reference in this Proxy Statement/Prospectus.



     Experts. The consolidated financial statements and schedules of ISP and Holdings incorporated by reference in this Proxy Statement/Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference in reliance upon the authority of said firm as experts in giving said reports.


                          1999 STOCKHOLDERS' PROPOSALS


     Proposals of security holders intended for possible action at the 1999 Annual Meeting of the Company (or, if the Merger has been effected, the Surviving Corporation) must be received by the Company (or by the Surviving Corporation, as the case may be) at its principal executive offices prior to December 15, 1998. All proposals received will be subject to the applicable rules of the Securities and Exchange Commission.

                                 OTHER MATTERS

     The cost of the solicitation will be borne by ISP. In addition to use of the mails, proxies may be solicited by telephone, telegraph or personal interview by employees of ISP without additional compensation.


     ISP will reimburse brokerage firms, banks, trustees, nominees and other persons authorized by ISP for their out-of-pocket expenses in forwarding proxy materials to the beneficial owners of ISP Common Stock.


                                           By Order of the Board of Directors,


                                           -----------------------------------
                                                    Richard A.Weinberg
                                                        Secretary

Wayne, New Jersey

June 15, 1998

                                                                         ANNEX A


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                          AGREEMENT AND PLAN OF MERGER

                                 BY AND BETWEEN

                               ISP HOLDINGS INC.

                                      AND

                     INTERNATIONAL SPECIALTY PRODUCTS INC.


     ---------------------------------------------------------------------
                            DATED AS OF MARCH 30, 1998
     ---------------------------------------------------------------------


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          AGREEMENT AND PLAN OF MERGER

     AGREEMENT AND PLAN OF MERGER, dated as of March 30, 1998 (this 'Agreement'), by and between ISP Holdings Inc., a Delaware corporation ('ISP Holdings'), and International Specialty Products Inc., a Delaware corporation ('ISP'). ISP Holdings and ISP are hereinafter sometimes collectively referred to as the 'Constituent Corporations.'

     WHEREAS, ISP has authorized capital stock consisting of (i) 300,000,000 shares of common stock, par value $.01 per share ('ISP Common Stock'), of which 96,057,477 shares are issued and outstanding as of March 20, 1998, and (ii) 20,000,000 shares of preferred stock, par value $.01 per share, none of which is issued and outstanding as of the date hereof; and

     WHEREAS, ISP Holdings owns 80,500,000 shares of ISP Common Stock, constituting approximately 84% of the outstanding shares of ISP Common Stock; and

     WHEREAS, ISP Holdings has authorized capital stock consisting of (i) 3,000,000 shares of common stock, par value $.01 per share ('ISP Holdings Common Stock'), of which 1,754,374 shares are issued and outstanding as of March 20, 1998 and (ii) 800,000 shares of cumulative redeemable convertible preferred stock, par value $.01 per share, none of which is issued and outstanding as of the date hereof, and has outstanding options to purchase 121,658 shares of ISP Holdings Series A Redeemable Convertible Preferred Stock and 27,748 stock appreciation rights outstanding based on the value of ISP Holdings Common Stock; and

     WHEREAS, ISP intends to organize a new direct, wholly owned subsidiary ('Newco'); and

     WHEREAS, the respective Boards of Directors of ISP Holdings and ISP believe it is in the best interest of each of ISP Holdings and ISP and their respective stockholders to consummate the merger of ISP with and into ISP Holdings (the 'Merger') pursuant to the applicable provisions of the General Corporation Law of the State of Delaware (the 'DGCL') and in accordance with the terms and subject to the conditions of this Agreement, immediately following the transfer by ISP (and at the request of ISP Holdings which request is deemed to be made by the execution of this Agreement) of all of ISP's assets to Newco and, in connection therewith, Newco's assumption of all of ISP's liabilities, other than ISP's rights and obligations under this Agreement (the 'Transfer');

     WHEREAS, based upon the unanimous recommendation of the committee of the Board of Directors of ISP comprised of members thereof who are not stockholders, directors or officers of, or consultants to, ISP Holdings or its affiliates (other than ISP and its subsidiaries (the 'Committee')), pursuant to the applicable provisions of the DGCL, the Board of Directors of ISP has approved the Merger upon the terms and subject to the conditions set forth herein and has recommended approval of this Agreement by the stockholders of ISP.

     WHEREAS, the Board of Directors of ISP Holdings has unanimously approved the Merger upon the terms and subject to the conditions set forth herein and has recommended approval of this Agreement by its stockholders; and

     NOW, THEREFORE, the parties hereto agree as follows:

                                   ARTICLE I

                                   THE MERGER

     Section 1.01. Surviving Corporation. Upon the terms and subject to the conditions hereof, on the Effective Date (as defined in Section 1.06 hereof), ISP shall be merged with and into ISP Holdings in accordance with the applicable provisions of the DGCL and the separate corporate existence of ISP shall thereupon cease, and ISP Holdings, as the surviving corporation in the Merger (hereinafter referred to for periods on and after the Effective Date as the 'Surviving Corporation'), shall continue its corporate existence under the laws of the State of Delaware under the name 'International Specialty Products Inc.' The Merger shall have the effects set forth in the DGCL. Without limiting the generality of the foregoing, and subject to the provisions of the DGCL and the terms of the documents evidencing the Transfer, at the Effective Date, all property, real, personal and mixed, and all debts due to any of the Constituent Corporations on whatever account, or belonging to each of the Constituent Corporations, shall be vested in the Surviving Corporation; and all property, rights, privileges, powers and

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franchises, and all and every other interest, shall be thereafter the property of the Surviving Corporation as they were of the Constituent Corporations, and the title to any real estate vested by deed or otherwise, under the laws of the State of Delaware, in any of the Constituent Corporations, shall not revert or be in any way impaired by reason of the DGCL; but all rights of creditors and all liens upon any property of any of the Constituent Corporations shall be preserved unimpaired, and, subject to the terms of the documents evidencing the Transfer, all debts, liabilities and duties of the respective Constituent Corporations shall thenceforth attach to the Surviving Corporation, and may be enforced against it to the same extent as if said debts, liabilities and duties had been incurred or contracted by it.

     Section 1.02. Certificate of Incorporation. The Certificate of Incorporation of ISP Holdings, as in effect immediately prior to the Effective Date, shall be the Certificate of Incorporation of the Surviving Corporation, but shall be amended, as of the Effective Date, to be identical to the Certificate of Incorporation of ISP as in effect immediately prior to the Effective Date, until thereafter amended as provided by law.

     Section 1.03. By-Laws. The By-Laws of ISP, as in effect immediately prior to the Effective Date, shall be the By-Laws of the Surviving Corporation (with the corporate name thereon reflecting the name of the Surviving Corporation) until thereafter amended as provided by law.

     Section 1.04. Directors. The directors of ISP immediately prior to the Effective Date shall be the directors of the Surviving Corporation and shall hold office from the Effective Date until their respective successors are duly elected or appointed and qualify in the manner provided in the Certificate of Incorporation and By-Laws of the Surviving Corporation, or as otherwise provided by law.

     Section 1.05. Officers. The officers of ISP immediately prior to the Effective Date shall be the officers of the Surviving Corporation and shall hold office from the Effective Date until their respective successors are duly elected or appointed and qualify in the manner provided in the Certificate of Incorporation and By-Laws of the Surviving Corporation, or as otherwise provided by law.

     Section 1.06. Effective Date. Subject to the terms and conditions hereof, the effective date of the Merger (the 'Effective Date') shall be the date of filing of the Certificate of Merger with the Secretary of State of the State of Delaware ('Certificate of Merger'), which shall be no later than the second business day after satisfaction or waiver in accordance with the terms of this Agreement of all conditions to the Merger specified in Articles VI, VII and VIII hereto or such other day as shall be mutually agreeable to the parties hereto.

                                   ARTICLE II

                        CONVERSION OF SHARES AND OPTIONS

     Section 2.01. Conversion of Shares. As of the Effective Date, by virtue of the Merger and without any action on the part of the holders thereof:

          (a) each issued and outstanding share of ISP Common Stock (other than the shares owned of record by ISP Holdings) shall automatically be converted into one share of common stock, par value $.01 per share ('New ISP Common Stock'), of the Surviving Corporation;

          (b) each issued and outstanding share of ISP Common Stock owned of record by ISP Holdings immediately prior to the Effective Date shall be cancelled and retired without payment of any consideration therefor and shall cease to exist; and

          (c) each issued and outstanding share of ISP Holdings Common Stock shall automatically become a number of shares of New ISP Common Stock equal to the quotient obtained by dividing 53,833,333 by the number of outstanding shares of ISP Holdings Common Stock as of the Effective Date (such quotient being the 'Conversion Ratio').

     Section 2.02. ISP Incentive Plan. As of the Effective Date, by virtue of the Merger and without any action on the part of the holders thereof, all outstanding stock options granted pursuant to ISP's 1991 Incentive Plan for Key Employees and Directors (as amended, from time to time, the 'ISP Incentive Plan') shall be exercisable for shares of New ISP Common Stock at the same prices and on the same terms and conditions as such options would have been exercisable for ISP Common Stock immediately prior to the Merger. As of the

Effective Date, the ISP Incentive Plan shall continue as the ISP Incentive Plan of the Surviving Corporation and shall be amended to provide that all stock options issued thereunder that are outstanding as of the Effective Date, or that may be granted thereunder after the Effective Date, shall become immediately exercisable if a Change of Control (as defined in the ISP Incentive Plan) shall occur and at any time following such Change of Control, the Surviving Corporation (or any successor thereto) terminates without cause the employment of the holder of such stock option, such holder's employment is terminated as a result of his death or permanent disability or such holder terminates such employment for 'good reason.' The holder thereof shall be deemed to terminate his employment for 'good reason' if he does so as result of a change or changes in the terms of his employment that are materially adverse to the holder, including with respect to his salary and bonus, level of responsibility or geographic location of employment.

     Section 2.03. Treatment of ISP Holdings Options. (a) As of the Effective Date, by virtue of the Merger and without any further action on the part of the holders thereof (certain consents of which previously have been obtained or will be obtained prior to the Effective Date), each outstanding option (the 'ISPH Preferred Stock Options') to purchase shares of ISP Holdings Series A Cumulative Redeemable Convertible Preferred Stock that has not vested prior to the Effective Date, will represent, subject to Section 2.03(f), the right to receive cash from the Surviving Corporation on each vesting date (each, a 'Preferred Stock Vesting Date') prescribed by the applicable agreement pursuant to which ISP Holdings granted such ISPH Preferred Stock Options (the 'Option Agreements'), in an amount equal to the excess of (i) the Option Price with respect to the ISP Holdings Preferred Stock Options that vest on such Preferred Stock Vesting Date, over (ii) the aggregate exercise price of such vested ISPH Preferred Stock Options. The Option Price shall be equal to the (i) the number of shares of New ISP Common Stock that would have been received in the Merger in accordance with Section 2.01(c) if, immediately prior to the Effective Date and subject to Section 2.03(e), the applicable ISPH Preferred Stock Option had been exercised and the shares of preferred stock underlying the ISPH Preferred Stock Options had been converted into shares of ISP Holdings Common Stock multiplied by (ii) $16.125.


          (b) On the Effective Date, each holder of ISPH Preferred Stock Options also will be granted (which grant shall be deemed to have been made as of the date hereof), options under the ISP Incentive Plan (the 'New Stock Options') to purchase such number of shares of New ISP Common Stock as the holder would have been entitled to receive in accordance with the conversion rate described in Section 2.01(c), assuming such holder had exercised all of such holder's ISPH Preferred Stock Options immediately prior to the Effective Date and converted such shares of preferred stock into ISP Holdings Common Stock and subject to Section 2.03(e). The New Stock Options will have an exercise price equal to $16.125, will vest, subject to the terms of the ISP Incentive Plan, in accordance with the vesting schedule of such holder's Option Agreement and will have such other terms as are prescribed by the ISP Incentive Plan and the agreement pursuant to which the New Stock Options will be issued to such holder. The term of expiration of the New Stock Options will be the same as the term of expiration of the ISPH Preferred Stock Options. ISP agrees to take all action necessary prior to the Effective Date, including presenting the matter for the vote of the ISP stockholders as contemplated in Section 5.5, to ensure that there is authorized under the ISP Incentive Plan a sufficient number of shares of New ISP Common Stock to be issued upon the exercise of the New Stock Options.



          (c) As of the Effective Date, with respect to stock appreciation rights ('SARs') granted by ISP Holdings based upon the value of ISP Holdings Common Stock that are vested as of the Effective Date and, with respect to SARs that are not vested prior to the Effective Date, on each subsequent vesting date (each a 'SAR Vesting Date') prescribed by the agreement pursuant to which ISP Holdings granted such holder SARs (the 'SAR Agreements'), such SARs will represent, subject to Section 2.03(f), the right to receive from the Surviving Corporation cash in an amount equal to
     (i) the SAR Price with respect to SARs that vest on such SAR Vesting Date, over (ii) the aggregate Appreciation Value (as defined in the applicable SAR Agreement and as calculated as set forth in Section 2.03(e)) of such SARs. The SAR Price shall be equal to (i) the number of shares of New ISP Common Stock that would have been received in the Merger in accordance with
     Section 2.01(c) if, subject to Section 2.03(e), the shares of ISP Holdings Common Stock underlying the SAR had been outstanding at the Effective Date multiplied by (ii) $16.125.


          (d) On the Effective Date, each holder of an SAR also will be granted (which grant shall be made as of the date hereof) options under the ISP Incentive Plan (the 'New SAR Options') to purchase such number of shares of New ISP Common Stock as is equal to the number of shares of ISP Holdings Common Stock underlying the SAR multiplied by the conversion rate set forth in Section 2.01(c) above. The New SAR Options will have an exercise price equal to $16.125, will vest, subject to the terms of the ISP Incentive Plan, in accordance with the existing vesting schedule of such holder's SAR Agreement and will have such other terms as are prescribed by the ISP Incentive Plan and the agreement pursuant to which the New SAR Options will be issued to such holder. The term of expiration of the New SAR Options will be the same as the term of expiration of the SARs. ISP agrees to take all action necessary prior to the Effective Date, including presenting the matter for the vote of the ISP stockholders as contemplated in Section 5.5, to ensure that there is authorized under the ISP Incentive Plan a sufficient number of shares of New ISP Common Stock to be issued upon the exercise of the New SAR Options.


          (e) With respect to calculating (i) the number of shares of ISP Holdings Common Stock that holders of ISPH Preferred Stock Options would have received had they exercised their options and converted the underlying preferred stock immediately prior to the Effective Date and (ii) the Appreciation Value of the shares of ISP Holdings Common Stock underlying the SARs, (A) for purposes of Section 2.03(a) and Section 2.03(c), it is assumed that each portion of the ISPH Preferred Stock Options would have been exercised and the underlying preferred stock would have been converted on, and that each portion of the SARs would have been held until, the date such portion would have initially become vested (or, if later, the Effective Date) and (B) for purposes of Section 2.03(b), it is assumed that the ISPH Preferred Stock Options would have been exercised and the underlying preferred stock would have been converted on the date that all of the options (each grant to be treated separately) held by a holder would have become vested, so that, in each case, the interest factor under the terms of the Option Agreements and the SAR Agreements in respect of the shares of ISP Holdings Common Stock underlying the preferred stock and SARs would be deemed to continue to accrue until such time.


          (f) The right of each holder to receive cash in accordance with Sections 2.03(a) and (c) shall be subject to the terms of the applicable Option Agreements and SAR Agreements regarding continued employment with ISP Holdings or its affiliates. In addition, the right of each holder to receive cash in accordance with Sections 2.03(a) and (c), and the right of each holder to exercise New Stock Options and New SAR Options, shall become immediately exercisable if a Change of Control (as defined in the ISP Incentive Plan) shall occur and at any time following such Change of Control, the Surviving Corporation (or any successor thereto) terminates without cause the employment of the holder of such ISPH Preferred Stock Option or SAR, such holder's employment is terminated as a result of his death or permanent disability or such holder terminates such employment for 'good reason.' The holder shall be deemed to terminate his employment for 'good reason' if he does so as a result of a change or changes in the terms of his employment that are materially adverse to the holder, including with respect to his salary and bonus, level of responsibility or geographic location of employment.


     Section 2.04. Stock Certificates. (a) On the Effective Date, each issued and outstanding share of ISP Common Stock (other than the shares owned of record by ISP Holdings, which will be cancelled) shall automatically, by virtue of the Merger and without any action on the part of the holder thereof, become one share of New ISP Common Stock, and the certificates which represent such shares of ISP Common Stock will automatically represent the shares of New ISP Common Stock into which such shares of ISP Common Stock shall have been converted in the Merger. After the Effective Date, as presently outstanding certificates representing shares of ISP Common Stock (other than the shares owned of record by ISP Holdings) are presented for transfer, new stock certificates bearing the name of the Surviving Corporation and representing the appropriate number of shares of New ISP Common Stock shall be issued.

          (b) On the Effective Date, each issued and outstanding share of ISP Holdings Common Stock shall automatically, by virtue of the Merger and without any action on the part of the holder thereof, become a number of shares of New ISP Common Stock equal to the Conversion Ratio, and the certificates which represent such shares of ISP Holdings Common Stock will automatically represent the shares of New ISP Common Stock into which such shares of ISP Holdings Common Stock shall have been become in the Merger. After the Effective Date, as presently outstanding certificates representing shares of ISP Holdings Common Stock are presented for transfer, new stock certificates bearing the nameof the Surviving Corporation and representing the appropriate number of shares of New ISP Common Stock shall be issued.

                                  ARTICLE III
                     REPRESENTATIONS AND WARRANTIES OF ISP

     ISP represents and warrants to ISP Holdings as follows:

     Section 3.01. Organization. ISP is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted.

     Section 3.02. Capitalization. The capitalization of ISP appearing in the recitals to this Agreement is true and correct as of the date hereof. All of the issued and outstanding shares of ISP Common Stock are validly issued, fully paid and non-assessable and free from preemptive rights.

     Section 3.03. Authority Relative to this Agreement. ISP has the requisite corporate power to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the Board of Directors of ISP and, except for the approval of this Agreement in accordance with the DGCL by the stockholders of ISP, no other corporate proceeding on the part of ISP is necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by ISP and constitutes a valid and binding obligation of ISP enforceable against it in accordance with its terms, subject to (i) approval in accordance with the DGCL of the stockholders of ISP and (ii) applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

     Section 3.04. Consents and Approvals; No Violation. Except for applicable requirements of the Securities Act of 1933, as amended (the 'Securities Act'), and the Securities Exchange Act of 1934, as amended (the 'Exchange Act'), filings with various state blue sky authorities and filing and recordation of appropriate merger documents as required by the DGCL and the corporate law of the other states in which the Constituent Corporations are qualified to do business, no filing with or notice to, and no permit, authorization, consent or approval of, any public body or authority, the absence of which could be reasonably expected to, either individually or in the aggregate, have a material adverse effect on the business, operations or financial condition of ISP and its subsidiaries, taken as a whole, is necessary for the execution and delivery by ISP of this Agreement or the consummation by ISP of the transactions contemplated by this Agreement. Except as set forth in Schedule 3.04, neither the execution, delivery and performance by ISP of this Agreement nor the consummation by ISP of the transactions contemplated hereby nor compliance by ISP with any of the provisions hereof will (i) conflict with or result in any breach of any provision of the Certificate of Incorporation or By-Laws of ISP,
(ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, lease agreement or other instrument or obligation to which ISP is a party or by which ISP or any of its properties or assets may be bound or (iii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to ISP or any of its properties or assets, except with respect to clauses (ii) and (iii), such violations, breaches or defaults which, either individually or in the aggregate, could not be reasonably expected to have a material adverse effect on the business, operations or financial condition of ISP and its subsidiaries, taken as a whole.

     Section 3.05. Proxy Statement/Prospectus. None of the information supplied or to be supplied by ISP for inclusion in the proxy statement/prospectus (the 'Proxy Statement') to be mailed to the stockholders of ISP in connection with the meeting of stockholders of ISP convened in accordance with Section 5.05 or in the Registration Statement (as defined in Section 5.04) will, (a) in the case of the Registration Statement, at the time it is filed with the Securities and Exchange Commission (the 'SEC') or any other regulatory authority, at the time it becomes effective and at the Effective Date, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (b) in the case of the Proxy Statement, at the time it is filed with the SEC or any other regulatory authority, at the time of the mailing of the Proxy Statement or any amendment or supplement thereto, at the time of the meetings of the stockholders to which the Proxy

Statement relates and at the Effective Date, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Date any event with respect to ISP, its officers and directors or any of its subsidiaries should occur which is required to be described in an amendment of, or a supplement to, the Proxy Statement or the Registration Statement, such event shall be so described, and such amendment or supplement shall be promptly filed with the SEC and, to the extent required by law, disseminated to the stockholders of ISP. The Proxy Statement and any other SEC filing in connection with the Merger will comply (with respect to ISP) in all material respects, as to form, with the applicable requirements of each of the Securities Act and the Exchange Act, and the respective rules and regulations thereunder.

     Section 3.06. Fairness Opinion. Each of the Board of Directors and the Committee has received an opinion of J.P. Morgan & Co., Inc. ('J.P. Morgan'), financial advisor to ISP, that the terms of the Merger are fair, from a financial point of view, to ISP and its stockholders (other than ISP Holdings) (the 'Unaffiliated Stockholders').

                                   ARTICLE IV
                 REPRESENTATIONS AND WARRANTIES OF ISP HOLDINGS

     ISP Holdings represents and warrants to ISP as follows:

     Section 4.01. Organization. Each of ISP Holdings and Belleville Realty Corp. ('Belleville') is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted.

     Section 4.02. Capitalization. The capitalization of ISP Holdings appearing in the recitals of this Agreement is true and correct as of the date hereof. All the issued and outstanding shares of ISP Holdings Common Stock are validly issued, fully paid and non-assessable and free from preemptive rights. Except for the stock options and stock appreciation rights described in the recitals to this Agreement and in the agreements listed on Schedule 4.02 (true and complete copies of which have been delivered to the Committee), (i) there are no subscriptions, options, warrants, calls, rights, contracts, commitments, understandings, restrictions or arrangements relating to the issuance, sale, transfer or voting of any equity security of ISP Holdings or Belleville, including any rights of conversion or exchange under any outstanding securities or other instruments and (ii) there are not any outstanding obligations of ISP Holdings to repurchase, redeem or otherwise acquire any share of capital stock of ISP Holdings or make any material investment (in the form of a loan, capital contribution or otherwise) in any person.

     Section 4.03. Subsidiaries. Except for its ownership of capital stock of Belleville and ISP and investments in securities in accordance with customary trading activities, ISP Holdings does not own any capital stock or other equity securities of any corporation, has no direct or indirect equity or ownership interest in, by way of stock ownership or otherwise, any corporation, partnership, joint venture, association or business enterprise and is not contemplating acquiring any such interest. All of the outstanding shares of capital stock of Belleville have been validly issued and are fully paid and nonassessable, and, except as set forth on Schedule 4.03, are owned by ISP Holdings free and clear of all pledges, claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever.

     Section 4.04. Authority Relative to This Agreement. ISP Holdings has the requisite corporate power to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the Board of Directors of ISP Holdings and, except for the approval of this Agreement in accordance with the DGCL by the stockholders of ISP Holdings, no other corporate proceeding on the part of ISP Holdings is necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by ISP Holdings and constitutes a valid and binding obligation of ISP Holdings enforceable against it in accordance with its terms, subject to (i) approval in accordance with the DGCL of the stockholders of ISP Holdings and (ii) applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

     Section 4.05. Consents and Approvals; No Violation. Except for applicable requirements of the Securities Act and the Exchange Act, filings with various state blue sky authorities and filing and recordation of appropriate merger documents as required by the DGCL and the corporate law of the other states in which the Constituent Corporations are qualified to do business, no filing with or notice to, and no permit, authorization, consent or approval of, any public body or authority or any other person, the absence of which could reasonably be expected to, either individually or in the aggregate, have a material adverse effect on the business, operations or financial condition of ISP Holdings and Belleville, taken as a whole (a 'Material Adverse Effect'), is necessary for the execution and delivery by ISP Holdings of this Agreement or the consummation by ISP Holdings of the transactions contemplated by this Agreement. Except as set forth in Schedule 4.05, neither the execution, delivery and performance by ISP Holdings of this Agreement nor the consummation by ISP Holdings of the transactions contemplated hereby nor compliance by ISP Holdings with any of the provisions hereof will (i) conflict with or result in any breach of any provision of the Certificate of Incorporation or By-Laws of ISP Holdings, (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, lease agreement or other instrument or obligation to which ISP Holdings is a party or by which ISP Holdings or any of its properties or assets may be bound or (iii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to ISP Holdings or any of its properties or assets, except with respect to clauses (ii) and (iii), such violations, breaches or defaults which, either individually or in the aggregate, would not have a Material Adverse Effect.

     Section 4.06.  Proxy Statement.   None of the information supplied or to be
supplied by ISP Holdings for inclusion or incorporation by reference in the Proxy Statement or the Registration Statement will, (a) in the case of the Registration Statement, at the time it is filed with the SEC or any other regulatory authority, at the time it becomes effective and at the Effective Date, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (b) in the case of the Proxy Statement, at the time it is filed with the SEC or any other regulatory authority, at the time of the mailing of the Proxy Statement or any amendment or supplement thereto, at the time of the meetings of the stockholders to which the Proxy Statement relates and at the Effective Date, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Date any event with respect to ISP Holdings, its officers and directors or any of its subsidiaries (other than ISP and its subsidiaries) should occur which is required to be described in an amendment of, or a supplement to, the Proxy Statement or the Registration Statement, such event shall be so described, and such amendment or supplement shall be promptly filed with the SEC and, to the extent required by law, disseminated to the stockholders of ISP. The Proxy Statement and any other SEC filing will comply (with respect to ISP Holdings) in all material respects, as to form, with the applicable requirements of each of the Exchange Act and the Securities Act and the respective rules and regulations thereunder.

     Section 4.07. SEC Documents. ISP Holdings has filed all forms, reports and documents required to be filed by it with the Securities and Exchange Commission ('SEC') since December 24, 1996 through the date hereof (collectively, the 'Company Reports'). As of their respective dates, the Company Reports (i) complied as to form in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the 'Securities Act'), the Securities Exchange Act of 1934, as amended (the 'Exchange Act') and the rules and regulations thereunder and (ii) did not contain any untrue statement of material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. The consolidated financial statements of ISP Holdings included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly present the consolidated financial position of ISP Holdings as of its date, and each of the consolidated statements of income, retained earnings and cash flows of ISP Holdings included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly presents the results of operations, retained earnings or cash flows, as the case may be, of ISP Holdings for the periods set forth therein, in each case in accordance with generally accepted accounting principles consistently applied during the periods involved, except as may be noted therein. The unaudited, unconsolidated balance sheet of ISP Holdings as of February 22, 1998 attached hereto as Schedule 4.07 (the 'Unconsolidated Balance Sheet') fairly presents the unconsolidated financial position of ISP Holdings as of such date in accordance with generally accepted accounting principles consistently applied as of the date thereof, except as may be noted therein.

     Section 4.08. Compliance with Laws. Each of ISP Holdings and Belleville, and to the best knowledge of ISP Holdings, all of their respective officers, directors, employees, consultants and agents have complied and are in compliance in all material respects with all applicable statutes, regulations, rules, orders, ordinances, judgments, decrees, permits, franchises, licenses and other laws of the United States of America, all state, local and foreign governments and other governmental bodies and authorities, and agencies of any of the foregoing ('Governmental Authority') to which it is subject, except to the extent noncompliance would not have a Material Adverse Effect. Neither ISP Holdings nor Belleville has received any notice or other communication to the effect that, or otherwise been advised or become aware that, it or any activity conducted or monitored by it is not so in compliance with any of such statutes, regulations and orders, ordinances, other laws or undertakings, and ISP Holdings has no reason to anticipate that any presently existing circumstances are likely to result in violations of any such regulations which would have a Material Adverse Effect.

     Section 4.09. Litigation and Claims. Neither ISP Holdings nor Belleville is subject to any continuing order of, or written agreement or memorandum of understanding with, or continuing material investigation by any Governmental Authority or any judgment, order, writ, injunction, decree, or award of any Governmental Authority or any court or arbitrator, and there is no claim, action, suit, litigation, proceeding, arbitration, investigation, or controversy affecting ISP Holdings or Belleville or, to the knowledge of ISP Holdings, threatened, nor is there any valid basis known to ISP Holdings for any such claim, action, suit, litigation, proceeding, arbitration, investigation or controversy except for matters which would not have a Material Adverse Effect.

     Section 4.10.  Taxes and Tax Returns.  (a) Definitions:

     'Code' means the Internal Revenue Code of 1986, as amended. All citations to provisions of the Code, or to the Treasury Regulations promulgated thereunder, shall include any amendments thereto and any substitute or successor provisions thereto.

     'Taxes' means all taxes, charges, fees, levies or other assessments, including income, gross receipts, employment, excise, withholding, property, sales, use, transfer, license, payroll and franchise taxes, including under Treasury Regulation Section 1.1502-6 or any similar provision under state or local law, pursuant to any agreement to share taxes, or as a transferee of assets, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, imposed by the United States, or any state, local or foreign government or subdivision or agency thereof.

     'Taxable Period' means any taxable year or any other period that is treated as a taxable year (or other period, or portion thereof, in the case of a Tax imposed with respect to such period or portion thereof, e.g., a quarter) with respect to which any Tax may be imposed under any applicable statute, rule, or regulation.

     'Tax Return' shall mean any report, return, election, notice or other information required to be supplied to a taxing authority in connection with Taxes.

     (b) All material Tax Returns required to be filed by or with respect to ISP Holdings or Belleville for all Taxable Periods ending on or before the date hereof or the Effective Date have been or will be timely filed. All such Tax Returns (i) were (or, to the extent not yet filed, will be) prepared in the manner required by applicable law, (ii) are (or, to the extent not yet filed, will be) true, correct, and complete in all material respects, and (iii) except to the extent that a proper reserve for Taxes (without regard to deferred Taxes) has been reflected on the Unconsolidated Balance Sheet in accordance with GAAP, reflect (or, to the extent not yet filed, will reflect) the liability for Taxes of ISP Holdings and Belleville. No adjustment to any such Tax Return has been proposed or threatened formally or informally by any Taxing authority.

     (c) ISP Holdings and Belleville have made (or there has been made on its behalf) all required current estimated Tax payments sufficient to avoid any material underpayment penalties.

     (d) ISP Holdings and Belleville have (i) timely paid or caused to be paid or will cause to be timely paid all Taxes that are or were due on or prior to the date hereof or the Effective Date, whether or not such Taxes are or were shown (or required to be shown) on a Tax Return, except to the extent that a proper reserve for Taxes (without regard to deferred Taxes) has been reflected on the Unconsolidated Balance Sheet, in accordance with GAAP, and (ii) provided a sufficient reserve for the payment of all Taxes not yet due and payable on the Unconsolidated Balance Sheet, except, in the case of clauses (i) or (ii), for Taxes incurred in the ordinary course of business after the date of the Unconsolidated Balance Sheet which Taxes are not material. There are no Taxes that would be due with respect to ISP Holdings or Belleville if asserted either by a Taxing authority or by a party to one of the tax sharing agreements referred to in Section 4.10(g), except with respect to which ISP Holdings is maintaining adequate reserves (without regard to deferred Taxes) on such Unconsolidated Balance Sheet.

     (e) No material claim has ever been made in writing by any Taxing authority with respect to ISP Holdings in a jurisdiction where ISP Holdings or Belleville do not file reports or returns that ISP Holdings or Belleville is or may be subject to Tax by that jurisdiction. Except for liens for real and personal property Taxes that are not yet due and payable, there are no liens for any Tax upon any asset of ISP Holdings.

     (f) Neither ISP Holdings nor Belleville has agreed nor is required to include in income or make any material adjustment under either Section 481(a) or
Section 482 of the Code (or an analogous provision of state, local or foreign law) by reason of a change in accounting or otherwise. Neither ISP Holdings nor Belleville has disposed of any material property in a transaction being accounted for under the installment method pursuant to Section 453 of the Code.

     (g) Neither ISP Holdings nor Belleville is a party to any agreement (other than the Tax Sharing Agreement, dated October 18, 1996, among GAF Corporation ('GAF'), ISP Holdings and other affiliates of GAF, the Indemnification Agreement, dated October 18, 1996, among GAF, ISP Holdings and other affiliates of GAF and the Tax Sharing Agreement, dated January 1, 1997, between ISP Holdings and ISP) to share Taxes with respect to any Taxable Period.

     (h) There is no contract, agreement, plan or arrangement covering any person that, individually or collectively, could, as a result of the Merger, give rise to the payment of any amount that would not be deductible by ISP Holdings or Belleville by reason of Section 280G of the Code.

     Section 4.11.  Environmental, Health and Safety ('EHS') Matters. (a)
Definitions:

     'Contaminant' means any pollutant, hazardous substance, radioactive substance, toxic substance, hazardous waste, medical waste, radioactive waste, special waste, petroleum or petroleum-derived substance or waste product, asbestos, PCBs, or any hazardous or toxic constituent thereof and includes any waste product, or other substance defined in or regulated under EHS Requirements of Law.

     'EHS Liabilities' means all claims, judgments, damages (including punitive damages), losses, penalties, fines, interest, fees, liabilities (including strict liability), encumbrances, liens, costs, and expenses of investigation and defense of any claim, whether or not such claim is ultimately defeated, and of any good faith settlement of judgment, of whatever kind or nature, contingent or otherwise, matured or unmatured, foreseeable or unforeseeable, including reasonable attorneys' fees and disbursements and consultants' fees, any of which are incurred at any time as a result of the existence of Contaminants at any location or noncompliance with EHS Requirements of Law, including:

          (i) Damages for personal injury or threatened personal injury (including sickness, disease or death), or injury or threatened injury to property or natural resources, foreseeable or unforeseeable, including the cost of demolition and rebuilding of any improvements on real property;

          (ii) Reasonable fees incurred for the services of attorneys, consultants, contractors, doctors, experts, laboratories and all other reasonable costs incurred in connection with any damages as described in subparagraph (i) of this definition, and the investigation or remediation of Contaminants or the suspected presence of Contaminants or the violation or threatened violation of EHS Requirements of Law including the preparation of any feasibility studies or reports or the performance of any investigations, cleanup, treatment, remediation, removal, response, abatement, containment, closure, storage, disposal, transport, restoration or monitoring work required by any federal, state, local or foreign governmental agency or political subdivision, or otherwise expended in connection with such conditions, and including any reasonable attorneys' fees, costs and expenses incurred in enforcing this Agreement or collecting any sums due hereunder; and

          (iii) Liability to any third person or Governmental Authority to indemnify such person or Governmental Authority for costs expended in connection with the items referenced in subparagraphs (i) and (ii) of this definition.

     'EHS Requirements of Law' means all federal, state, local and foreign laws, statutes, codes, ordinances, rules, regulations, directives, binding policies, EHS permits, or orders relating to or addressing the environment, health or safety, including any law, statute, code, ordinance, rule, regulation, directive, binding policy, EHS permit or order relating to (x) the use, handling or disposal of any Contaminant or (y) workplace or worker safety and health, as such requirements are promulgated by the specifically authorized Governmental Authority responsible for administering such requirements.

     (b) Neither ISP Holdings nor Belleville is individually subject to EHS Liabilities which alone or aggregated with those of the other entity, would have a Material Adverse Effect.

     Section 4.12. Employees and Employee Plans.  Except as referred to in
Section 4.02, neither ISP Holdings nor Belleville has any liability or obligation, contingent or otherwise, to or in respect of any of their current or former employees or independent contractors. Without limiting the generality of the foregoing, neither ISP Holdings nor Belleville has any liability or obligation, contingent or otherwise, to or in respect of any 'employee benefit plan' (within the meaning of Section 3(3) of ERISA), which is now or has at any time in the past been maintained, sponsored or contributed by ISP Holdings or Belleville or any entity that is treated as a single employer with any of the foregoing (other than ISP and its subsidiaries) for purposes of Section 414 of the Code other than those arising under plans maintained by ISP or its subsidiaries.

     Section 4.13. No Brokers. No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the Merger based upon arrangements made by or on behalf of ISP Holdings or Belleville.

     Section 4.14. Absence of Certain Changes. Since December 24, 1996, except as disclosed in the Company Reports, ISP Holdings has conducted its business only in the ordinary course of such business, and there has not been any change in or effect on the business, earnings, assets, liabilities, financial or other condition or results of operations of ISP Holdings that has had or would have a Material Adverse Effect and no fact or condition exists or is reasonably contemplated or threatened which ISP Holdings believes has a reasonable probability of resulting in any change in or effect on the business, earnings, assets, liabilities, financial or other condition, results of operations of ISP Holdings or Belleville.

     Section 4.15. Absence of Undisclosed Liabilities. Neither ISP Holdings nor Belleville has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, whether due or to become due, except (a) liabilities or obligations reflected or reserved against in the Company Reports of ISP Holdings and (b) liabilities or obligations which would not have a Material Adverse Effect.

     Section 4.16. Title to Properties and Related Matters. Except as set forth on Schedule 4.16, neither ISP Holdings nor Belleville owns or leases any real property.

All representations and warranties contained herein which refer to ISP Holdings shall be deemed to relate to ISP Holdings alone, and not to ISP Holdings consolidated with its subsidiaries.

                                   ARTICLE V

                                   COVENANTS

     Section 5.01. Capitalization. Prior to the Effective Date, unless the other party to this Agreement shall agree (provided, in the case of ISP, that the Committee shall have concurred in the manner set forth in Section 11.10) in writing and except as otherwise expressly permitted or contemplated by this
Agreement:

     (a) neither ISP Holdings nor ISP shall split, combine or reclassify the outstanding shares of ISP Holdings Common Stock or ISP Common Stock, respectively, or declare, set aside or pay any dividend payable in cash, stock or property or make any distribution with respect to the outstanding shares of ISP Holdings Common Stock or ISP Common Stock, respectively; or, except for the repurchase of (i) ISP Holdings Common Stock in accordance with the agreements listed on Schedule 4.02 and (ii) up to 105,000 shares of ISP Common Stock pursuant to ISP's existing stock buy-back program, redeem, purchase or otherwise acquire (or agree to redeem, purchase or otherwise acquire), directly or indirectly, any shares of ISP Holdings Common Stock or ISP Common Stock, respectively; and

     (b) neither ISP Holdings nor ISP, or any of their respective subsidiaries shall issue or agree to issue any additional shares of ISP Holdings Common Stock or ISP Common Stock, respectively, or options, warrants or rights of any kind to acquire any shares of ISP Holdings Common Stock or ISP Common Stock, respectively, other than, in the case of ISP, (i) ISP Stock Options issuable pursuant to the ISP Incentive Plan or (ii) shares issuable pursuant to the exercise of ISP Stock Options outstanding on the date hereof or hereafter granted pursuant to the ISP Incentive Plan.

     Section 5.02. Certain Actions Pending Merger. Prior to the Effective Date, neither ISP Holdings nor Belleville shall (i) grant any general increase in compensation to its employees as a class, or to its officers or directors, except in accordance with past practice or as required by law, or increases which are not material, or the payment of year-end bonuses in accordance with past practice, (ii) effect any change in retirement benefits to any class of employees or officers (unless any such change shall be required by applicable law) which would increase its retirement benefit liabilities, (iii) adopt, enter into, or amend or modify any ISP Holdings benefit plan, (iv) enter into or amend any employment, severance or similar agreements or arrangements with any directors or officers, (v) incur any liabilities or obligations except in accordance with past practices, which practices shall include borrowings from ISP and its subsidiaries, or (vi) engage in any transaction other than (A) investments conducted in accordance with past practices or (B) transactions with ISP and its subsidiaries conducted in accordance with past practices.

     Section 5.03. Conduct of Business by ISP Holdings and ISP Pending the Merger. During the period from the date of this Agreement and continuing until the Effective Date, ISP Holdings and ISP agree that (except as expressly contemplated or permitted by this Agreement) neither ISP Holdings nor ISP shall
(a) knowingly take any action that would, or would be reasonably likely to, result in any of the representations and warranties of ISP Holdings or ISP set forth in this Agreement not being true in all material respects or in any of the conditions to the Merger set forth in Articles VI, VII and VIII not being satisfied or (b) take any action or omit to take any action which would be reasonably likely to prevent either (i) the Transfer from constituting an exchange governed by Section 351(a) of the Code or (ii) the Merger from constituting a reorganization within the meaning of Section 368(a) of the Code.

     Section 5.04. Registration Statement. ISP Holdings shall promptly prepare and file with the SEC a registration statement (the 'Registration Statement') with respect to the shares of New ISP Common Stock to be issued to the stockholders of ISP in the Merger and shall use all reasonable efforts to have the Registration Statement declared effective by the SEC as promptly as practicable. ISP Holdings also shall use its best efforts to take any reasonable action required to be taken under state blue sky or securities laws (collectively, 'Blue Sky Laws') in connection with the issuance of shares of New ISP Common Stock pursuant to the Merger, and ISP Holdings and ISP shall each furnish all information concerning ISP Holdings and ISP and the holders of shares of ISP Common Stock, as the case may be, and shall take such other action as the other may be reasonably requested in connection with any such action.

     Section 5.05. ISP Stockholder Approval. (a) ISP shall take, subject to the provisions of subsection (c) hereof, all steps necessary to call, give notice of, convene and hold a special meeting of its stockholders (the 'ISP Stockholders Meeting'), and shall prepare, file with the SEC and, when and if the Registration Statement is declared effective, mail to ISP's Stockholders the Proxy Statement, for the purpose of adopting and approving this Agreement and the transactions contemplated hereby (including adopting and approving an amendment to the ISP Incentive Plan to increase the authorized number of shares of New ISP Common Stock available for issuance thereunder as contemplated by
Section 2.03) and for such other purposes as may be necessary or desirable.

     (b) ISP Holdings shall vote, or cause to be voted, all shares of ISP Common Stock beneficially owned by ISP Holdings in favor of this Agreement and the transactions contemplated hereby.

     (c) The Committee has unanimously recommended to the Board of Directors of ISP that the Merger is fair to and in the best interests of the Unaffiliated Stockholders. Based upon the recommendation of the Committee, the Board of Directors of ISP has determined that the Merger is advisable and in the best interests of the Unaffiliated Stockholders and shall, subject to their fiduciary duties under Delaware law, recommend to its stockholders the adoption and approval of this Agreement and the transactions contemplated hereby and shall, subject to their fiduciary duties under Delaware law, use its reasonable efforts to obtain the necessary approvals by its stockholders of the Merger and the transactions contemplated hereby.

     Section 5.06. ISP Holdings Stockholder Approval. ISP Holdings shall take all steps necessary to call, give notice of, convene and hold a special meeting, or in lieu thereof, obtain the written consent, of its stockholders (the 'ISP Holdings Stockholders Meeting'), and shall mail to its stockholders prior to the ISP Holdings Stockholder Meeting information regarding the Merger for the purpose of adopting and approving this Agreement and the transactions contemplated hereby and for such other purposes as may be necessary or desirable in connection therewith.

     Section 5.07. Reasonable Efforts. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use its reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement. In case at any time after the Effective Date any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each corporation which is a party to this Agreement shall take all such necessary or desirable action.

     Section 5.08. Exchange Listing. ISP Holdings shall use its best efforts to effect, on or before the Effective Date, approval for listing on the New York Stock Exchange (the 'NYSE') upon official notice of issuance, the shares of New ISP Common Stock to be issued pursuant to the Merger.

     Section 5.09. Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses except as expressly provided herein; provided, however, that in the event that the Merger is not consummated, all costs and expenses incurred in connection with this Agreement by both parties hereto, shall be paid exclusively by ISP Holdings.

     Section 5.10. Inspection of Records. From the date hereof to the Effective Date, each of ISP Holdings and ISP shall (i) allow all designated officers, attorneys, financial advisors, accountants and other representatives of the other reasonable access at all reasonable times to the offices, records and files, correspondence, audits and properties, as well as to all information relating to commitments, contracts, titles and financial position, or otherwise pertaining to the business and affairs, of ISP Holdings and ISP and their respective subsidiaries, as the case may be, (ii) furnish to the other, the other's counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such persons may reasonably request and (iii) instruct the employees, counsel and financial advisors of ISP Holdings and ISP, as the case may be, to cooperate with the other in the other's investigation of the business of it and its subsidiaries.

     Section 5.11. Transfer of Assets. ISP shall take, no later than immediately prior to the Effective Date and in accordance with the direction of ISP Holdings herein made, all steps necessary to effect the Transfer.

                                   ARTICLE VI

              CONDITIONS TO THE OBLIGATIONS OF ISP HOLDINGS OR ISP

     The respective obligations of each party to effect the Merger shall be subject to the fulfillment on or prior to the Closing Date (as defined in Section 9.01) of the following conditions:

     Section 6.01. Stockholder Approval of Agreement. This Agreement and the transactions contemplated hereby shall have been adopted by (i) the affirmative vote of the holders of at least a majority of the outstanding shares of ISP Common Stock at the ISP Stockholders Meeting and (ii) the affirmative vote (or written consent in lieu thereof) of at least a majority of the outstanding shares of ISP Holdings Common Stock.

     Section 6.02. Certain Proceedings. No preliminary or permanent injunction or restraining order or other order, decree or ruling issued by any court of competent jurisdiction nor any statute, rule, regulation or order entered, promulgated or enacted by any governmental, regulatory or administrative agency or authority shall be in effect which would prevent the consummation of the Merger or the other transactions contemplated by this Agreement (each party agreeing to use its best efforts (as set forth in Section 5.07 hereof) to have any such injunction or restraining order or other order, decree or ruling lifted) and no action, suit, claim or proceeding by a governmental authority before any domestic court, governmental commission or administrative or regulatory authority shall have been commenced and be pending which seeks to restrain, prevent or materially delay or restructure the transactions contemplated by this Agreement or which otherwise questions the validity or legality of any such transaction, other than actions, suits, claims and proceedings which, in the reasonable opinion of counsel to the relevant party, are unlikely to result in an adverse judgment.


     Section 6.03. Registration Statement. The Registration Statement shall have been declared effective and no stop order suspending such effectiveness shall have been issued or proceedings for that purpose shall have been instituted.

     Section 6.04. Tax Opinion. There shall have been delivered to ISP and ISP Holdings an opinion of Weil, Gotshal & Manges LLP, which opinion shall be reasonably satisfactory to the Committee, to the effect that for federal income tax purposes (i) the Transfer and Merger will be treated as tax-free transactions pursuant to Sections 351 and 368 of the Code and (ii) no income, gain or loss will be recognized by ISP Holdings, ISP, Newco, any of their respective subsidiaries or any Unaffiliated Stockholder by reason of the Transfer and/or the Merger. In rendering such opinion, Weil, Gotshal & Manges LLP shall receive and be entitled to rely upon reasonable customary representations to be contained in certificates of ISP and ISP Holdings.

     Section 6.05. NYSE Listing. The shares of New ISP Common Stock required to be issued in the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

     Section 6.06. Blue Sky Laws. ISP Holdings shall have received all Blue Sky Law authorizations necessary to issue the shares of New ISP Common Stock in the Merger.

     Section 6.07. Regulatory Approvals. All consents, approvals, permits and authorizations required to be obtained prior to the Effective Date from governmental and regulatory authorities in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by ISP Holdings and ISP shall have been obtained without restrictions, except where the failure to obtain such consents, approvals, permits and authorizations would not have a Material Adverse Effect.

     Section 6.08. Transfer. The Transfer shall have been consummated to the reasonable satisfaction of ISP Holdings and ISP.

                                  ARTICLE VII

                      CONDITIONS TO THE OBLIGATION OF ISP

     The obligation of ISP to effect the Merger shall be subject to the satisfaction or waiver, on or before the Closing Date, of the following conditions:

     Section 7.01. Representations and Warranties True. The representations and warranties of ISP Holdings contained herein shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date.

     Section 7.02. Performance of Obligations. ISP Holdings shall have performed in all material respects its agreements contained in this Agreement required to be performed by it on or prior to the Effective Date.

                                  ARTICLE VIII

                  CONDITIONS TO THE OBLIGATION OF ISP HOLDINGS

     The obligation of ISP Holdings under this Agreement to effect the Merger shall be subject to the satisfaction or waiver, on or before the Closing Date, of the following conditions:

     Section 8.01. Representations and Warranties True. The representations and warranties of ISP contained herein shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date.

     Section 8.02. Performance of Obligations. ISP shall have performed in all material respects its agreements contained in this Agreement required to be performed by it on or prior to the Effective Date.

                                   ARTICLE IX

                                    CLOSING

     Section 9.01. Time and Place. Subject to the provisions of Articles VI, VII, VIII and X, the closing of the Merger (the 'Closing') shall take place at the offices of Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, New York 10153, as soon as practicable but in no event later than two business days after the date on which each of the conditions set forth in Articles VI, VII and VIII has been satisfied or waived by the party or parties entitled to the benefit of such condition; or at such other place, at such other time, or on such other date as ISP Holdings and ISP may mutually agree. The date on which the Closing actually occurs is herein referred to as the 'Closing Date.'

     Section 9.02. Filings at the Closing. Subject to the provisions of Articles VI, VII and VIII hereof, immediately after the Closing ISP Holdings and ISP shall cause the Certificate of Merger to be filed and recorded in accordance with the provisions of Section 251 of the DGCL, and shall take any and all other lawful actions and do any and all other lawful things necessary to cause the Merger to become effective.

                                   ARTICLE X

                          TERMINATION AND ABANDONMENT

     Section 10.01. Termination. This Agreement may be terminated at any time prior to the Effective Date, whether before or after approval by the stockholders of ISP or the stockholders of ISP Holdings:

          (a) by mutual consent of the Boards of Directors of ISP Holdings and ISP;

          (b) by ISP Holdings or ISP if, without fault of such terminating party, the Merger shall not have been consummated on or before 180 days from the date hereof, which date may be extended by the mutual consent of the Boards of Directors of ISP Holdings and ISP;

          (c) by ISP Holdings or ISP if any court of competent jurisdiction in the United States shall have issued an order (other than a temporary restraining order), decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger or the other transactions contemplated by this Agreement, and such order, decree, ruling or other action shall have become final and nonappealable; or

          (d) by the Committee or ISP Holdings if the Committee determines in good faith, after consultation with J.P. Morgan and outside counsel to the Committee, that the Committee's fiduciary obligations under applicable law require it to withdraw its recommendation of this Agreement and the transactions contemplated hereby.

     Section 10.02. Procedure and Effect of Termination. In the event of the termination of this Agreement pursuant to Section 10.01(a), the Merger shall be abandoned, without further action by any of the parties hereto. In the event of termination and abandonment of the Merger by ISP Holdings or ISP pursuant to
Section 10.01(b) or (c), written notice thereof shall forthwith be given to the other and this Agreement shall terminate and the Merger shall be abandoned, without further action by any of the parties hereto.

                                   ARTICLE XI

                                 MISCELLANEOUS

     Section 11.01. Amendment and Modification. Subject to applicable law, this Agreement may be amended, modified or supplemented only by written agreement of ISP Holdings and ISP at any time prior to the Effective Date with respect to any of the terms contained herein; provided, however, that after this Agreement is adopted by the ISP stockholders pursuant to Section 5.04 or by the ISP Holdings stockholders pursuant to Section 5.05, no such amendment or modification shall decrease the amount or change the form of consideration to be delivered to the stockholders of ISP or ISP Holdings, as the case may be.

     Section 11.02. Waiver of Compliance; Consents. Any failure of ISP, on the one hand, or ISP Holdings, on the other hand, to comply with any obligation, covenant, agreement or condition herein may be waived by ISP Holdings or ISP, respectively, only by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Whenever this Agreement requires or permits consent by or on behalf of any party hereto, such consent shall be given in writing in a manner consistent with the requirements for a waiver of compliance as set forth in this Section 11.02.

     Section 11.03. Indemnification by Surviving Corporation.

          (a) From and after the Effective Date, the Surviving Corporation shall indemnify, defend and hold harmless each person who is now an officer or director of ISP against all losses, claims, damages, costs, expenses or liabilities or in connection with any claim, action, suit, proceeding or investigation arising out of the fact that such person is an officer or director of ISP (or out of any action taken by any such person on behalf of ISP), pertaining to any matter existing or occurring on or prior to the Effective Date (including the transactions contemplated by this Agreement), whether asserted or claimed prior to, or on or after, the Effective Date. In each case such indemnification shall be to the full extent permitted under applicable law (and the Surviving Corporation will pay expenses in advance of the final disposition of any such action or proceeding to each such director or officer of ISP seeking indemnification hereunder to the full extent permitted by law).

          (b) For a period of six years after the Effective Date, the Surviving Corporation shall maintain officers' and directors' liability insurance for all persons currently covered under ISP's officers' and directors' liability insurance policies, in their capacities as officers and directors, on terms substantially no less advantageous to the covered persons than such existing insurance, pertaining to any matter existing or occurring on or prior to the Effective Date (including the transactions contemplated by this Agreement), whether asserted or claimed prior to, or on or after the Effective Date; provided, however, that the Surviving Corporation shall not be required to maintain or procure such coverage to pay an annual premium in excess of 200% of the current annual premium paid by ISP for its existing coverage (the 'Cap'); and provided, further, that if equivalent coverage cannot be obtained, or can be obtained only by paying an annual premium in excess of 200% of the Cap, the Surviving Corporation shall only be required to obtain as much coverage as can be obtained by paying an annual premium equal to 200% of the Cap.

          (c) This Section 11.03 shall survive the consummation of the Merger. The provisions of this Section 11.03 are intended to be for the benefit of, and shall be enforceable by the present directors or officers of ISP, as the case may be. The rights provided under this Section 11.03 shall be in addition to, and not in lieu of, any rights to indemnity which any party may have under the Certificate of Incorporation or By-Laws of ISP or the Surviving Corporation or any other agreements. If the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other corporation or entity and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties or assets to any individual, corporation or any other entity, in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation shall assume the obligations set forth in this Section 11.03.

     Section 11.04. Non-Survival of Warranties. Each and every representation and warranty contained herein shall expire with, and be terminated and extinguished by, the Merger, or the termination of this Agreement pursuant to
Section 10.01 or otherwise; and thereafter neither ISP Holdings nor ISP, nor any officer or director thereof shall be under any liability whatsoever with respect to any such representation or warranty. This Section 11.04 shall have no effect upon any other obligation of the parties hereto, whether to be performed before or after the Closing.

     Section 11.05. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice; provided, that notices of a change of address shall be effective only upon receipt thereof):


(a) if to ISP Holdings, to                  c/o ISP Management Company, Inc.
                                            1361 Alps Road
                                            Wayne, New Jersey 07470
                                            Attention: General Counsel

with a copy to                              Weil, Gotshal & Manges LLP
                                            767 Fifth Avenue
                                            New York, New York 10153
                                            Attention: Stephen E. Jacobs, Esq.

(b) if to ISP, to                           International Specialty Products
                                            1361 Alps Road
                                            Wayne, New Jersey 07470
                                            Attention: General Counsel

with a copy to                              Dewey Ballantine LLP
                                            1301 Avenue of the Americas
                                            New York, NY 10019-6092
                                            Attention: Morton A. Pierce, Esq.


     Section 11.06. Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, prior to the Effective Date, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties, nor is this Agreement intended to confer any rights or remedies hereunder upon any other person except the parties hereto; provided, however, that the provisions of Section 11.03 shall inure to the benefit of and be enforceable by the persons identified thereunder.

     Section 11.07. Governing Law. This Agreement shall be governed by the laws of the State of Delaware (without regard to its conflicts of law provisions) as to all matters, including matters of validity, construction, effect, performance and remedies.

     Section 11.08. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     Section 11.09. Interpretation. The article and section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties and shall not in any way affect the meaning or interpretation of this Agreement. As used in this Agreement, the term (i) 'person' shall mean and include an individual, a partnership, a joint venture, a corporation, a trust, a limited liability company, an unincorporated organization and a government or any department or agency thereof and (ii) 'including' and words of similar import shall mean 'including, without limitation.'

     Section 11.10. Actions of ISP. Prior to the Effective Date, any action, approval, authorization, waiver or consent of ISP (including the Board of Directors of ISP) required or permitted by this Agreement shall be deemed to have been taken or given only if such action, approval, authorization, waiver or consent shall have received the approval of the Committee and shall be effective with such approval.

     Section 11.11. Entire Agreement. This Agreement, including the documents and instruments referred to herein, embodies the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein and supersedes all prior agreements and understandings of the parties hereto with respect to such subject matter. There are no promises, representations, warranties, covenants, or undertakings, other than those expressly set forth or referred to herein.

     Section 11.12. Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

     IN WITNESS WHEREOF, ISP Holdings and ISP have caused this Agreement to be signed by their respective duly authorized officers on the date first above written.

                                ISP HOLDINGS INC.


                                By:      /s/ RICHARD A. WEINBERG
                                    ----------------------------------
                                Name:    Richard A. Weinberg
                                Title:   Senior Vice President & General Counsel


                                INTERNATIONAL SPECIALTY PRODUCTS INC.


                                By:         /s/ JAMES P. ROGERS
                                    ----------------------------------
                                Name:    James P. Rogers
                                Title:   Executive Vice President, Finance

                                                                         ANNEX B

J.P. MORGAN SECURITIES INC.
60 WALL STREET
NEW YORK NY 10260-0060

                                                                  March 30, 1998

Special Committee of the Board of Directors
International Specialty Products Inc.
1361 Alps Road
Wayne, New Jersey 07470

Attention:   Mr. Charles M. Diker
             Mr. Burt Manning

Gentlemen:

     You have requested our opinion as to the fairness, from a financial point of view, to the stockholders (other than ISP Holdings Inc. ('ISP')) of International Specialty Products Inc. (the 'Company') of the consideration proposed to be paid to them in connection with the proposed merger (the 'Merger') of the Company with and into ISP. Pursuant to the Agreement and Plan of Merger, dated as of March 30, 1998 (the 'Agreement'), by and between the Company and ISP, the Company will merge with and into ISP, (i) each issued and outstanding share of common stock, par value $.01 per share (the 'Company Common Stock'), of the Company (other than the shares owned of record by ISP) will be converted into one share of common stock, par value $.01 per share ('New ISP Common Stock'), of the Surviving Corporation (as defined in the Agreement), (ii) each issued and outstanding share of Company Common Stock owned by ISP will be canceled and retired without payment of any consideration therefor and will cease to exist and (iii) each issued and outstanding share of common stock of ISP (the 'ISP Common Stock') will become a number of shares of New ISP Common Stock equal to the quotient obtained by dividing 53,833,333 by the number of outstanding shares of ISP Common Stock as of the effective date of the Merger.

     In arriving at our opinion, we have reviewed (i) the Agreement; (ii) certain publicly available information concerning the business of the Company and of certain other companies engaged in businesses comparable to those of the Company, and the reported market prices for certain other companies' securities deemed comparable; (iii) current and historical market prices of the common stock of the Company; (iv) the audited financial statements of the Company and the unaudited financial statements of ISP for the fiscal year ended December 31, 1997, and the unaudited financial statements of the Company for the period ended February 22, 1998 and of ISP for the period ended March 27, 1998; (v) certain agreements with respect to outstanding indebtedness or obligations of the Company and ISP; (vi) certain public reports prepared by debt rating agencies; and (vii) certain internal financial analyses and forecasts prepared by the Company and ISP and their respective managements.

     In addition, we have held discussions with certain members of the management of the Company and ISP with respect to certain aspects of the Merger, the past and current business operations of the Company and ISP, the financial condition and future prospects and operations of the Company and ISP, the effects of the Merger on the financial condition and future prospects of the Company, and certain other matters we believed necessary or appropriate to our inquiry. We have reviewed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

     In giving our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to us by the Company or ISP or otherwise reviewed by us, and we have not assumed any responsibility or liability therefor. In relying on financial analyses and forecasts provided to us, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company. We have also assumed that the Merger will have the tax consequences described in discussions with, and materials furnished to us by, representatives of the Company and ISP, and that the other transactions contemplated by the Agreement will be consummated as described in the Agreement. We have relied as to all legal matters relevant to rendering our opinion upon the advice of counsel.

     Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. We are expressing no opinion herein as to the price at which the New ISP Common Stock will trade at any future time.

     In addition, we were not requested to and did not provide advice concerning the structure, the specific amount of the consideration, or any other aspects of the Merger, or to provide services other than the delivery of this opinion. We were not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of the Company or any other alternative transaction.

     We will receive a fee from the Company for the delivery of this opinion. Please be advised that we have no other financial advisory or other relationships with the Company or ISP. In the ordinary course of their businesses, our affiliates may actively trade the debt and equity securities of the Company or ISP for their own account or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.

     On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the consideration to be paid to the Company's stockholders (other than ISP) in the proposed Merger is fair, from a financial point of view, to such stockholders.

     This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Merger. This opinion does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Merger. This opinion may be reproduced in full in any proxy or information statement mailed to stockholders of the Company.


                                          Very truly yours,
                                          J.P. MORGAN SECURITIES INC.


                                          By: /s/ JAMES R. ELLIOTT, III
                                              ----------------------------------
                                          Name: James R. Elliott, III
                                          Title: Managing Director

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     ISP Holdings Inc. (the 'Registrant') is a Delaware corporation. Subsection
(b)(7) of Section 102 of the Delaware General Corporation Law (the 'DGCL') enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for violations of the director's fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit. Article Seventh of the Registrant's Certificate of Incorporation has eliminated the personal liability of directors to the fullest extent permitted by Subsection (b)(7) of Section 102 of the DGCL.

     Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding provided that such director or officer acted in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, provided further that such director or officer has no reasonable cause to believe his conduct was unlawful.

     Subsection (b) of Section 145 empowers a corporation to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit provided that such director or officer acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such director or officer shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that despite the adjudication of liability but in view of all of the circumstances of the case, such director or officer is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     Section 145 further provides that (i) to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; and (ii) indemnification and advancement of expenses provided for, by, or granted pursuant to, Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled. In addition, Section 145 empowers the corporation to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

     Article VIII of the Registrant's By-Laws states that the Registrant shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding by reason of the fact that he is or was a director, officer or employee of the Registrant, or is or was serving at the request of the Registrant as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant.

     On the date on which the merger of International Specialty Products Inc. ('ISP') and the Registrant becomes effective, the By-Laws of ISP immediately prior thereto will become the By-Laws of the Registrant, as the surviving corporation in the merger, and the Certificate of Incorporation of the surviving corporation will be amended to be identical, with certain exceptions which do not concern indemnification, to the Certificate of Incorporation of ISP in effect immediately prior to the merger.

     Article 8 of the Certificate of Incorporation of ISP provides that directors and officers of ISP shall not be personally liable to the corporation or its stockholders for monetary damages if a director or officer acts in good faith and in a manner he reasonably believes to be in or not opposed to the best interests of ISP and provides for indemnification of the officers and directors of ISP to the full extent permitted by applicable law.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits:

EXHIBIT
NUMBER     DESCRIPTION
-------    -----------
  *3.1      --   Certificate of Incorporation of the Registrant, as amended.
   3.2      --   By-laws of the Registrant (incorporated by reference to Exhibit 3.2 to the
                 Registration Statement on Form S-4 of the Registrant (Registration No. 333-17827) (the
                 'Holdings Registration Statement')).
   4.1      --   9% Note Indenture, dated as of October 18, 1996, between the Registrant and The Bank of New York, as trustee (incorporated by reference to Exhibit 4.1 to the Holdings
                 Registration Statement).
   4.2      --   9 3/4% Note Indenture, dated as of October 18, 1996, between the Registrant and The
                 Bank of New York, as trustee (incorporated by reference to Exhibit 4.2 to the Holdings
                 Registration Statement).
 **5        --   Opinion of Weil, Gotshal & Manges LLP re: legality.
 **8        --   Opinion of Weil, Gotshal & Manges LLP re: tax matters.
  10.1      --   Management Agreement, dated as of March 3, 1992 ('Management Agreement'), among GAF
                 Corporation, G-I Holdings Inc., G Industries Corp., ISP, GAF Building Materials
                 Corporation and GAF Broadcasting Co., Inc. (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form S-4 of G-I Holdings Inc. (Registration No.
                 33-72220) (the 'G-I Holdings Registration Statement')).
  10.2      --   Amendment No. 1, dated as of January 1, 1994, to the Management Agreement
                 (incorporated by reference to Exhibit 10.10 to G-I Holdings Inc.'s Annual Report on
                 Form 10-K for the year ended December 31, 1993).
  10.3      --   Amendment No. 2, dated as of May 31, 1994, to the Management Agreement (incorporated by reference to Exhibit 10.1 to G-I Holdings Inc.'s Quarterly Report on Form 10-Q for
                 the quarter ended July 3, 1994).
  10.4      --   Amendment No. 3, dated as of December 31, 1994, to the Management Agreement
                 (incorporated by reference to Exhibit 10.4 to ISP's Annual Report on Form 10-K for the
                 year ended December 31, 1994).
  10.5      --   Amendment No. 4, dated as of December 31, 1995, to the Management Agreement
                 (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-4
                 of G-I Holdings Inc. (Registration No. 333-2436)).
  10.6      --   Amendment No. 5, dated as of October 18, 1996, to the Management Agreement
                 (incorporated by reference to Exhibit 10.6 to the Holdings Registration Statement).
  10.7      --   Amendment No. 6, dated as of January 1, 1997, to the Management Agreement
                 (incorporated by reference to Exhibit 10.8 to Building Materials Corporation of
                 America's Registration Statement on Form S-4 (Registration No. 333-20859)).
  10.8      --   Amendment No. 7, dated as of December 31, 1997, to the Management Agreement
                 (incorporated by reference to Exhibit 10.10 to Building Materials Corporation of
                 America's Registration Statement on Form S-4 (Registration No.333-41531) (the 'BMCA
                 Registration Statement')).
  10.9      --   Amendment No. 8, dated as of January 1, 1998, to the Management Agreement
                 (incorporated by reference to Exhibit 10.11 to the BMCA Registration Statement).
 *10.10     --   Amendment No. 9, dated as of March 30, 1998, to the Management Agreement.
  10.11     --   Indemnification Agreement, dated as of October 18, 1996, among GAF Corporation, G-I
                 Holdings Inc., the Registrant, G Industries Corp. and GFC (incorporated by reference to Exhibit 10.7 to the Holdings Registration Statement).
  10.12     --   Tax Sharing Agreement, dated as of January 1, 1997, among the Registrant, ISP and certain subsidiaries of ISP (incorporated by reference to Exhibit 10.8 to the Holdings
                 Registration Statement).

EXHIBIT
NUMBER     DESCRIPTION
-------    -----------
  10.13     --   Non-Qualified Retirement Plan Letter Agreement (incorporated by reference to Exhibit
                 10.11 to ISP's Registration Statement on Form S-1 (Registration No. 33-40337) (the
                 'ISP Registration Statement')).
  10.14     --   ISP Amended and Restated 1991 Incentive Plan for Key Employees and Directors (the 'ISP
                 Incentive Plan') (incorporated by reference to Exhibit 99 to ISP's Registration
                 Statement on Form S-8 (Registration No. 33-92518)).
  10.15     --   Amendment No. 1 to the ISP Incentive Plan (incorporated by reference to Exhibit 10.11 to ISP's Annual Report on Form 10-K for the year ended December 31, 1996) (the 'ISP
                 1996 Annual Report')).
  10.16     --   Amendment No. 2 to the ISP Incentive Plan (incorporated by reference to Exhibit 99.3 to ISP's Registration Statement on Form S-8 (Registration No. 333-27505)).
  10.17     --   Agreement, dated July 30, 1993, between ISP and Carl R. Eckardt (incorporated by reference to Exhibit 10.16 to the G-I Holdings Registration Statement).
  10.18     --   Stock Appreciation Rights Agreement, dated January 20, 1994, between GAF and James P.
                 Rogers (incorporated by reference to Exhibit 10.20 to G-I Holdings' Annual Report on
                 Form 10-K for the year ended December 31, 1993).
  10.19     --   Letter Agreement, dated October 15, 1996, between GAF and Dr. Peter Heinze
                 (incorporated by reference to Exhibit 10.14 to the Holdings Registration Statement).
  10.20     --   Form of Option Agreement relating to Cumulative Redeemable Convertible Preferred Stock
                 of the Registrant (incorporated by reference to Exhibit 10.21 to the ISP 1996 Annual
                 Report).
  10.21     --   Form of the Registrant's Stock Appreciation Right Agreement (incorporated by reference to Exhibit 10.22 to the ISP 1996 Annual Report).
  10.22     --   Indenture, dated as of March 1, 1992, relating to ISP's 9% Senior Notes due March 1,
                 1999 (incorporated by reference to Exhibit 4 to ISP's Registration Statement on Form
                 S-1 (Registration No. 33-44862)).
 *10.23     --   Compensation and Indemnification Agreement among Charles M. Diker, Burt C. Manning and
                 ISP, dated October 10, 1997.
  10.24     --   Agreement and Plan of Merger between the Registrant and ISP dated as of March 30, 1998
                 (incorporated by reference to Exhibit A to Amendment No. 2 to the Registrant's
                 Schedule 13D with respect to the common stock of ISP filed with the Securities and
                 Exchange Commission on April 1, 1998).
  21        --   Subsidiaries of the Registrant (incoporated by reference to Exhibit 21 to the
                 Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1997).
**23.1      --   Consent of Arthur Andersen LLP.
**23.2      --   Consent of Weil, Gotshal & Manges LLP (included in Exhibits 5 and 8).
 *24        --   Power of Attorney.
  99.1      --   Certificate of Incorporation of ISP (incorporated herein by reference to Exhibit 3.1 of the ISP Registration Statement).
 *99.2      --   By-Laws of ISP, as amended.


------------------

 * Previously filed.


** Filed herewith.


     (b) Financial Statement Schedule and Financial Statements (incorporated herein by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1997).

     (c) Opinion of J.P. Morgan Securities Inc. dated as of March 30, 1998 (Omitted in accordance with Item 21(c) because it is furnished as a part of ISP's Proxy Statement/Prospectus included in the Registration Statement).

ITEM 22. UNDERTAKINGS.

     (a) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b)(1) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through the use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (2) The Registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a Registrant of expenses incurred or paid by a director, officer or controlling person of such Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, such Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (d) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (e) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the Township of Wayne, State of New Jersey, on June 11, 1998.


                                       ISP HOLDINGS INC.

                                       By:        /s/ JAMES P. ROGERS
                                           ----------------------------------
                                           Name: James P. Rogers
                                           Title: Executive Vice President and
                                                  Chief Financial Officer


                SIGNATURE                                      TITLE                             DATE
                ---------                                      -----                             ----
                    *                       Chairman, Chief Executive Officer and               June 11, 1998
------------------------------------------  Director (Principal Executive Officer)
             Samuel J. Heyman

           /s/ JAMES P. ROGERS              Executive Vice President, Chief Financial           June 11, 1998
------------------------------------------  Officer and Director (Principal Financial
             James P. Rogers                Officer)

                    *                       Vice President and Controller (Principal            June 11, 1998
------------------------------------------  Accounting Officer)
            Jonathan H. Stern

                    *                       Director                                            June 11, 1998
------------------------------------------
             Peter R. Heinze


          /s/ James P. Rogers
------------------------------------------
*By James P. Rogers, as attorney-in-fact